EXECUTION VERSION

STOCK PURCHASE AGREEMENT
by and between
NRC US HOLDING COMPANY, LLC,
as Buyer,
SEACOR ENVIRONMENTAL SERVICES INC. and

SEACOR RESPONSE INC.,
as Sellers

and
SEACOR HOLDINGS INC.

Dated as of February 7, 2012

STOCK PURCHASE AGREEMENT, dated as of February 7, 2012, by and between NRC US Holding Company, LLC, a Delaware limited liability company (the “Buyer”), SEACOR Environmental Services Inc., a Delaware corporation (“SEACOR Environmental Services”), SEACOR Response Inc. (f/k/a SEACOR Environmental Services (International) Inc.), a Delaware corporation (“SEACOR Response Delaware” and, together with SEACOR Environmental Services, the "Sellers” and each of the Sellers, individually, a “Seller”), and SEACOR Holdings Inc., a Delaware corporation (“Holdings”).

W I T N E S S E T H
:

WHEREAS, SEACOR Environmental Services owns all of the issued and outstanding shares of common stock, no par value per share, of National Response Corporation, a Delaware corporation (such company being referred to as “NRC” and such shares being referred to as the “NRC Shares”);

WHEREAS, SEACOR Environmental Services owns all of the membership interests of SEACOR Environmental Products, LLC, a Delaware limited liability company (such company being referred to as “Products LLC” and such interests being referred to as the “Products Interests”);

WHEREAS, SEACOR Environmental Services owns 99.996% of the issued and outstanding shares of common stock, par value ß100 per share, of SEACOR Response (Asia Pacific) Ltd. (f/k/a SEACOR Environmental Services (Thailand) Ltd., f/k/a SES Chem Co.), a corporation formed in Thailand (such company being referred to as “SEACOR Response Asia” and such shares being referred to as the “SEACOR Response Asia Environmental Shares”) and SEACOR Response Delaware owns 0.0008% of the issued and outstanding shares of common stock, par value ß100 per share, of SEACOR Response Asia (the “SEACOR Response Asia Delaware Shares” and collectively with the SEACOR Response Asia Environmental Shares, the “SEACOR Response Asia Shares”);

WHEREAS, SEACOR Environmental Services owns all of the issued and outstanding shares of common stock, par value £1 per share, of SEACOR Response (UK) Limited (f/k/a SEACOR Environmental Services (UK) Limited), a corporation formed in England (such company being referred to as “SEACOR Response UK” and such shares being referred to as the “SEACOR Response UK Shares”);

WHEREAS, SEACOR Environmental Services owns all of the issued and outstanding shares of common stock, no par value per share, of SEACOR Response Ltd. (f/k/a SEACOR Environmental Services International Ltd.), a corporation formed in the Marshall Islands (such company being referred to as “SESI” and such shares being referred to as the “SESI Shares”);

WHEREAS, SEACOR Response Delaware owns all of the issued and outstanding shares of common stock, no par value per share, of South Atlantic Response S.A., a corporation formed in Argentina (such company being referred to as “S.A.R.” and such shares being referred to as the "S.A.R. Shares”);

WHEREAS, SEACOR Response Delaware owns all of the issued and outstanding shares of common stock, no par value per share, of Venezuelan Response Corporation, C.A., a corporation formed in Venezuela (such company being referred to as “V.R.C.” and such shares being referred to as the “V.R.C. Shares”);

WHEREAS, SEACOR Response Delaware owns 99.998% of the issued and outstanding shares of common stock, no par value per share, of SEACOR Response (B.V.I.) Ltd., a corporation formed in the British Virgin Islands (such company being referred to as “BVI” and such shares owned by SEACOR Response Delaware being referred to as the “SEACOR Response BVI Shares”) and SEACOR Environmental Services owns the remaining 0.002% of BVI (such shares owned by SEACOR Response Delaware being referred to as the “SEACOR Environmental BVI Shares” and collectively with the SEACOR Response BVI Shares, the “BVI Shares”);

WHEREAS, SEACOR Response Delaware owns 1.00% of the issued and outstanding shares of common stock, no par value per share, of SEACOR Response (East Africa) Ltd., a corporation formed in Uganda (“SEACOR East Africa” and, collectively with NRC, Products LLC, SEACOR Response Asia, SEACOR Response UK, SESI, S.A.R., V.R.C, and BVI, the “Companies” and each of the Companies, individually, as a “Company”; and such shares of SEACOR East Africa being referred to as the “SEACOR East Africa Shares” and, collectively with the NRC Shares, the Products Interests, the SEACOR Response Asia Shares, the SEACOR Response UK Shares, the SESI Shares, the S.A.R. Shares, the V.R.C. Shares and the BVI Shares, the “Purchased Equity”);

WHEREAS, Sellers wish to sell the Purchased Equity to Buyer, and Buyer wishes to purchase the Purchased Equity from Sellers, upon the terms and conditions and for the consideration set forth in this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, Holdings and Buyer have entered into the Transition Services Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived therefrom, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
SALE AND PURCHASE OF THE PURCHASED EQUITY

Section 1.1 Sale and Purchase of the Purchased Equity. Subject to the terms and conditions hereof, at the Closing, Sellers will sell, transfer, convey, assign and deliver to Buyer (or, as directed by Buyer, to one or more of its designees), and Buyer will (or will cause one or more of its designees to) purchase, acquire and accept from Sellers, the Purchased Equity, free and clear of any and all Liens or rights of any Person. The purchase price for the Purchased Equity shall be $97,000,000 (the “Base Purchase Price”), as adjusted pursuant to the procedures set forth in Section 1.2(b)(i), plus any deferred contingent consideration pursuant to Section 1.2(b)(ii) (collectively, the “Purchase Price”).

Section 1.2 Payment of Purchase Price.

(a) Payment at Closing. On the Closing Date, Buyer shall pay to SEACOR Environmental Services an amount equal to the Base Purchase Price, plus the Estimated Excess Amount, if any, or minus the Estimated Shortfall Amount, if any, minus the amounts contemplated by Section 1.3(c)(xv), if any (the Base Purchase Price, plus or minus such amounts, as applicable, is referred to as the “Closing Payment”).

(b) Post-Closing Payments.

(i) Final Working Capital. Within three Business Days following the completion of the determination of the Final Working Capital pursuant to Section 1.4, (A) if an Adjusted Excess Amount exists, Buyer shall pay to SEACOR Environmental Services an amount in cash equal to such Adjusted Excess Amount by wire transfer of immediately available funds to an account or accounts designated in advance by SEACOR Environmental Services, and (B) if an Adjusted Shortfall Amount exists, SEACOR Environmental Services shall pay to Buyer an amount in cash equal to the Adjusted Shortfall Amount by wire transfer of immediately available funds to an account or accounts designated in advance by Buyer.

(ii) Seller’s Insurance Payments. Pursuant to Section 1.5, Buyer shall pay to SEACOR Environmental Services any amounts due under Section 1.5 by wire transfer of immediately available funds to an account or accounts designated in advance by such Seller.

Section 1.3 Closing.

(a) The closing of the sale and purchase of the Purchased Equity (the "Closing”) will take place at the offices of Jones Day, 222 East 41st Street, New York, New York, at 10:00 a.m. on the third Business Day after the satisfaction of all conditions set forth in Article VII (other than those conditions which by their terms can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other location as may be mutually agreed between Buyer and SEACOR Environmental Services (the "Closing Date”).

(b) Proceedings. Except as otherwise specifically provided for herein, all proceedings that will be taken and all documents that will be executed and delivered by the parties on the Closing Date will be deemed to have been taken and executed simultaneously, and no proceeding will be deemed taken or any document executed and delivered until all such proceedings have been taken, and all such documents have been executed and delivered.

(c) Sellers Deliveries at Closing. At the Closing, Sellers shall deliver or cause to be delivered to Buyer (or, as directed by Buyer, to one or more of its designees) the following:

(i) all certificates representing the Purchased Equity, endorsed in blank or accompanied by duly executed assignment documents;

(ii) the resignation of each director and officer of each Company or any of its Subsidiaries whose resignations shall have been requested in writing by Buyer not less than five Business Days prior to the Closing Date;

(iii) non foreign affidavits dated as of the Closing Date, or such other date as Buyer shall specify, sworn to under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that neither Seller is a “Foreign Person” as defined in such Code section;

(iv) the Transition Services Agreement duly executed by Holdings;

(v) a general release in the form attached hereto as Exhibit B, duly executed by each Seller;

(vi) all revocations of powers of attorney listed on Schedule 1.3(c)(vi), which shall be in full force and effect;

(vii) all Consents listed on Schedule 1.3(c)(vii), which shall be in full force and effect;

(viii) a good standing certificate (or equivalent thereof) for each of the Companies and each of their Subsidiaries from the Secretary of State or other Governmental Entity of their jurisdiction of formation, each as of a date within a reasonably current period;

(ix) all originals or copies of the files, books and records maintained by or in the possession of either Seller used in the conduct of the Companies’ or their Subsidiaries’ businesses;

(x) evidence reasonably satisfactory to Buyer that all Indebtedness of the Companies and their Subsidiaries and Transaction Related Expenses have been or will be paid and discharged in full concurrently with the Closing;

(xi) a duly executed assignment of U.S. Patent Application No. 12/900,009 from SEACOR Environmental Services to NRC, in form and substance reasonably satisfactory to Buyer, together with such additional assignment documents as may be necessary to effect such assignment with the United States Patent and Trademark Office;

(xii) duly executed agreements between a Company or certain of its Subsidiaries and Holdings or certain of its Subsidiaries with respect to the matters set forth on Schedule 1.3(c)(xii), in form and substance reasonably satisfactory to Buyer;

(xiii) the Technical Management Agreement duly executed by Holdings or a Subsidiary thereof, in form and substance reasonably satisfactory to Buyer;

(xiv) evidence reasonably satisfactory to Buyer that the domain names set forth in Item 16 on Schedule 4.20 have been transferred from Holdings to a Company or certain of its Subsidiaries;

(xv) a duly executed assignment from Holdings or one or more of its Subsidiaries to a Company or one or more of its Subsidiaries of the license to the Oracle system for the same product descriptions and metrics and in the quantities as currently used as of the date of this Agreement, subject to any restrictions on assignment contained in such license (the “Oracle License”); provided that the transfer fee to be paid by Buyer, the Companies or their Subsidiaries for such assignment shall not exceed $300,000 in the aggregate (the “Transfer Fee Cap”); provided, further, that if Holdings or one or more of its Subsidiaries is unable to assign the Oracle License at Closing, the Closing Payment shall be reduced by an amount equal to the greater of (A) zero and (B) the market cost to Buyer, the Companies and their Subsidiaries to replace the Oracle License minus the Transfer Fee Cap;

(xvi) evidence reasonably satisfactory to Buyer that (A) SEACOR Response Asia has distributed its excess cash to SEACOR Environmental Services and (B) SESMEKE Ltd. has made a dividend in the amount of $400,000 to SEACOR Environmental Services, in each case prior to or at the Closing; and

(xvii) (A) a duly executed run-off insurance policy, effective as of the Closing Date, relating to the current policies of directors’ and officers’ liability insurance of the Companies and their Subsidiaries, covering the Company Indemnified Parties, in form and substance reasonably satisfactory to Buyer (the "Run-Off Insurance Policy”) and (B) satisfactory evidence that all premiums and other costs for such Run-Off Insurance Policy have been fully paid by SEACOR Environmental Services and that such coverage is in full force and effect as of the Closing Date.

(d) Buyer Deliveries at Closing. At the Closing, Buyer shall deliver or cause to be delivered to the Sellers the following:

(i) the Transition Services Agreement, duly executed by Buyer;

(ii) a good standing certificate for Buyer from the Secretary of State of the State of Delaware, as of a date within a reasonably current period;

(iii) copies of documentation of Buyer, in form and substance reasonably acceptable to Sellers, evidencing the appropriate approvals and authorizations of the transactions contemplated by this Agreement;

(iv) duly executed agreements between a Company or certain of its Subsidiaries and Holdings or certain of its Subsidiaries with respect to the matters set forth on Schedule 1.3(c)(xii), in form and substance reasonably satisfactory to Holdings;

(v) (A) a guaranty of JFL-NRC Partners, LLC, a Delaware limited liability company and the parent of Buyer (“Partners”), in favor of Holdings with respect to Holdings’ obligations under the Bareboat Charter Guaranty, in form and substance reasonably acceptable to Buyer and the Sellers, and (B) the Technical Management Agreement duly executed by Partners or a Subsidiary thereof, in form and substance reasonably satisfactory to Holdings;

(vi) a general release in the form attached hereto as Exhibit B, duly executed by Buyer; and

(vii) Section 1.4	the Closing Payment. Purchase Price Adjustments for Final Working Capital.

(a) No later than ten Business Days prior to the date on which the Closing is expected to occur, SEACOR Environmental Services shall furnish to Buyer a statement, prepared in reasonable detail, reflecting SEACOR Environmental Services’ good faith estimate of Working Capital of the Companies and their Subsidiaries as of the Closing Date (the "Estimated Working Capital”), which statement shall be (i) calculated in accordance with GAAP using the same practices, policies, and procedures as used in the preparation of the Annual Balance Sheet Date balance sheet, and following the Accounting Principles and (ii) signed by SEACOR Environmental Services’ chief financial officer.

(b) As promptly as practicable, but no later than 60 days after the Closing, Buyer will cause to be prepared and delivered to SEACOR Environmental Services a statement setting forth Buyer’s good faith calculation of the Working Capital of the Companies and the Subsidiaries as of the Closing Date (such statement the "Draft Closing Statement”), calculated in accordance with GAAP using the same practices, policies, and procedures as used in the preparation of the Annual Balance Sheet Date balance sheet, and following the Accounting Principles. The Draft Closing Statement shall (i) be signed by Buyer or each Company’s chief financial officer, (ii) fairly present the Buyer’s good faith calculation of the Working Capital of the Companies and the Subsidiaries as of the Closing Date, and (iii) specifically identify the respective amounts of each line item that was used for Buyer’s calculations in the Draft Closing Statement.

(c) If SEACOR Environmental Services disagrees with Buyer’s calculation of one or more of the items set forth on the Draft Closing Statement, SEACOR Environmental Services may, within 30 days after receipt of the Draft Closing Statement, deliver a written notice to Buyer disagreeing with some or all of such calculation and setting forth the basis thereof and SEACOR Environmental Services’ calculation of such disputed amount(s) and the adjustment SEACOR Environmental Services believes should be made (the “Seller Objection”). The Seller Objection shall specify those items or amounts as to which SEACOR Environmental Services disagrees as well as the reasons for such disagreement, and SEACOR Environmental Services shall otherwise be deemed to have agreed with all other items and amounts contained in the Draft Closing Statement and Buyer’s calculation of any of the undisputed items. If SEACOR Environmental Services fails to deliver a Seller Objection within such 30-day period, or if SEACOR Environmental Services notifies Buyer that SEACOR Environmental Services has no objection to the Draft Closing Statement, all calculations and valuations of Working Capital set forth on the Draft Closing Statement shall be final, binding, conclusive and non-appealable for all purposes of this Agreement.

(d) If a Seller Objection shall be duly delivered pursuant to Section 1.4(c), SEACOR Environmental Services and Buyer shall, during the 30 days following such delivery, use all reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of any such disputed item. If, at the conclusion of such period or any mutually agreed extension thereof, SEACOR Environmental Services and Buyer are unable to reach an agreement, either party may submit to Deloitte Touche Tohmatsu Limited or, if such firm is unwilling or unable to serve, such other accounting firm or Person as may be agreed to by Buyer and SEACOR Environmental Services (the firm ultimately chosen, the “Accounting Referee”) all items remaining in dispute. The Accounting Referee shall promptly review this Section 1.4 and the disputed items or amounts for the purpose of determining such disputed items or amounts. In making such determination, the Accounting Referee shall consider only those items or amounts in Buyer’s calculation of disputed items or amounts as to which SEACOR Environmental Services has disagreed solely in accordance with the terms of this Agreement and not by independent review. In no event shall the Accounting Referee’s determination be outside of the range of amounts claimed by the respective parties with respect to those items in dispute. SEACOR Environmental Services and Buyer shall make available to the Accounting Referee, at reasonable times, all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Draft Closing Statement, the Seller Objection and all other items reasonably requested by the Accounting Referee. SEACOR Environmental Services and Buyer agree to execute, if requested by the Accounting Referee, a reasonable engagement letter, including customary indemnification provisions in favor of the Accounting Referee. The Accounting Referee shall deliver to SEACOR Environmental Services and Buyer, as promptly as practicable, but in no event later than 45 calendar days after its engagement (or such other time period specified in the engagement letter), a report setting forth such calculation. Such report (absent clerical error) shall be final, binding conclusive and non-appealable for all purposes hereunder. The fees, costs and expenses of the Accounting Referee shall be borne by Buyer and SEACOR Environmental Services, as the case may be, in inverse proportion as they may prevail on such amounts in dispute and the remainder of such expenses and fees shall be borne by the other party. The proportionate allocation shall be determined by the Accounting Referee and included in its report.

(e) SEACOR Environmental Services and Buyer agree that they will, and Buyer agrees to cause its and the Companies’ and their Subsidiaries’ respective independent accountants and the Companies and their Subsidiaries to, cooperate and assist in the preparation and review of the Draft Closing Statement and the calculation of the items or amounts therein, including the making available of books, records, work papers and personnel at such reasonable times as are reasonably requested.

(f) If, following the determination of the Final Working Capital pursuant to this Section 1.4, an Adjusted Excess Amount exists, such Adjusted Excess Amount shall be paid by Buyer to SEACOR Environmental Services in accordance with Section 1.2(b)(i). If, following the determination of the Final Working Capital pursuant to this Section 1.4, an Adjusted Shortfall Amount exists, such Adjusted Shortfall Amount shall be paid by SEACOR Environmental Services to Buyer in accordance with Section 1.2(b)(i).

Section 1.5 Seller’s Insurance.

(a) As additional consideration for the Purchased Equity, Buyer shall pay, or shall cause the Companies or their Subsidiaries to pay, to SEACOR Environmental Services 20% of the Adjusted Spill Profit in respect of any Extraordinary Spill Event. The first payment shall be eligible to be made within five Business Days following the determination of a Final Annual Statement for the first calendar year during which a Spill Event has become an Extraordinary Spill Event, and subsequent payments (including any true-up payments to be made by Buyer or SEACOR Environmental Services as determined in accordance with Section 1.5(b) below) shall be eligible to be made within five Business Days following the determination of a Final Annual Statement for each subsequent calendar year thereafter during which Adjusted Spill Profit from such Extraordinary Spill Event has been received.

(b) As promptly as practicable after the end of each calendar year following the Closing Date until the year when each Adjusted Spill Profit has been finally determined (each such calendar year, a “Spill Event Year”), but in no event later than 60 days thereafter, Buyer will cause to be prepared and delivered to SEACOR Environmental Services a statement setting forth the Adjusted Spill Profit for such Spill Event Year and the aggregate cumulative Adjusted Spill Profit for each Extraordinary Spill Event as of the end of such Spill Event Year and all prior Spill Event Years, in each case calculated in accordance with this Section 1.5 (each, an “Annual Statement”). SEACOR Environmental Services will have 30 days after the delivery of each Annual Statement to object to any item or items shown thereon (the “Objection Period”). SEACOR Environmental Services shall have reasonable access to the books and records of the Companies and their Subsidiaries during regular business hours to verify the amounts shown on the Annual Statement and the computation of Adjusted Spill Profit made by Buyer. SEACOR Environmental Services will notify Buyer of any objections to an Annual Statement, setting forth a reasonably detailed description of such objection and a statement of the adjustments to Adjusted Spill Profit that SEACOR Environmental Services believes, based on such objections, should be reflected on the Annual Statement. In the event that SEACOR Environmental Services notifies Buyer of an objection pursuant to the immediately preceding sentence, Buyer and SEACOR Environmental Services agree to use their respective commercially reasonable efforts to resolve any disagreements with respect to such Annual Statement; provided, however, that in the event that Buyer and SEACOR Environmental Services are unable to resolve such dispute within twenty (20) Business Days, Buyer and SEACOR Environmental Services shall submit such disputed items to the Accounting Referee for resolution under the procedures set forth in Section 1.4, mutatis mutandis. The Annual Statement of any Spill Event Year, either as agreed to by Buyer and SEACOR Environmental Services or as adjusted by the Accounting Referee, will be final and binding with respect to that Spill Event Year and will be referred to as the “Final Annual Statement” for the respective Spill Event Year. Buyer shall within five Business Days after the determination of the Final Annual Statement make the payments contemplated by Section 1.5(a); provided, however, that if after giving effect to such payment (i) 20% of the aggregate cumulative Adjusted Spill Profit as reflected in a Final Annual Statement is less than the aggregate cumulative amount actually paid (including any amounts to be paid in respect of the then-current Spill Event Year) by Buyer to SEACOR Environmental Services pursuant to Section 1.5(a) through the then-current Spill Event Year, Buyer shall reduce the payment to be made in respect of the then-current Spill Event Year in an amount equal to such excess, and if any excess remains after applying the full amount of such payment, SEACOR Environmental Services shall pay any such remaining excess amount to Buyer by wire transfer of immediately available funds to an account or accounts designated in advance by Buyer; and (ii) 20% of the aggregate cumulative Adjusted Spill Profit as reflected in a Final Annual Statement is more than the aggregate cumulative amount actually paid (including any amounts to be paid in respect of the then-current Spill Event Year) by Buyer to SEACOR Environmental Services pursuant to Section 1.5(a) through the then-current Spill Event Year, Buyer shall pay such shortfall amount to SEACOR Environmental Services by wire transfer of immediately available funds to an account or accounts designated in advance by SEACOR Environmental Services.

(c) Post-Closing Operation of the Companies. Until the later of (i) the expiration of the three year period following the Closing Date and (ii) all payments of Adjusted Spill Profit having been made and finally determined pursuant to Section 1.5(a) and (b) (the "Insurance Period”), (A) Buyer shall deliver to SEACOR Environmental Services within 45 days following the end of each fiscal quarter the following with respect to the Companies and their Subsidiaries: (1) a summary of any Spill Events and their aggregate Revenue to date and (2) for any Extraordinary Spill Events, a summary of Spill Profit to date, and (B) Buyer shall maintain the books and records of the Companies and their Subsidiaries such that Extraordinary Spill Events and any associated Spill Profit and Adjusted Spill Profit may be determined and calculated.

(d) Conduct of Business. From and after the Closing and until the end of the Insurance Period, Buyer shall not, and shall not permit any Company or any Subsidiary thereof to, assign or transfer any material portion of its assets owned, leased, used or held for use in connection with providing Spill Event services to any other Person that is not Buyer, a Company or a Subsidiary of Buyer or a Company, other than in a transaction with a third party who is not an Affiliate of Buyer, the Companies, or their Subsidiaries.

ARTICLE II
DEFINITIONS

Section 2.1 Specific Definitions. As used in this Agreement and the Schedules hereto, the following terms have the following meanings:

"Accounting Principles” means the accounting principles and methodologies set forth on Exhibit A hereto.

"Accounting Referee” has the meaning set forth in Section 1.4(d).

"Acquisition Proposal” has the meaning set forth in Section 6.14.

"Additional Company Asset” has the meaning set forth in Section 6.7(a).

"Additional Seller Asset” has the meaning set forth in Section 6.7(b).

"Adjusted Excess Amount” means the amount, if positive, equal to the difference of (a) the Final Working Capital, minus (b) the Estimated Working Capital, plus an amount equal to interest thereon at the rate per annum published on the Closing Date by the Wall Street Journal as the “prime rate” at large U.S. money center banks from the Closing Date through and including the date of payment.

"Adjusted Shortfall Amount” means the amount, if negative, equal to the difference of (a) the Final Working Capital, minus (b) the Estimated Working Capital, plus an amount equal to interest thereon at the rate per annum published on the Closing Date by the Wall Street Journal as the “prime rate” at large U.S. money center banks from the Closing Date through and including the date of payment.

"Adjusted Spill Profit” means Spill Profit multiplied by one minus the sum of the following percentages (it being understood that such percentages may be negative solely for the purposes of offsetting one another, but that in no event shall Spill Profit be multiplied by a number greater than one): (a) the NRC Spill Event Bucket divided by the Revenue generated by the Companies and/or their Subsidiaries from their emergency response and clean-up related remediation activities in response to an Extraordinary Spill Event and (b) the NRCES Spill Event Bucket divided by the Revenue generated by the Companies and/or their Subsidiaries from their emergency response and clean-up related remediation activities in response to an Extraordinary Spill Event.

"Affiliate” means with respect to any Person, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person. “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise. “Affiliate,” when used in reference to the Companies and their Subsidiaries prior to the Closing or Sellers, includes Holdings and the employees, partners, members, managers and directors thereof.

"Agreement” means this Stock Purchase Agreement, including the Exhibits and Schedules hereto.

"Anadarko” has the meaning set forth in Section 6.16(b).

"Anadarko MSA” has the meaning set forth in Section 6.16(b).

"Annual Balance Sheet Date” has the meaning set forth in Section 4.4.

"Annual Statement” has the meaning set forth in the Section 1.5(b).

"Asset Transfer” has the meaning set forth in the Section 6.16(a).

"Bareboat Charter Agreement” means that certain Bareboat Charter Agreement dated as of September 30, 2003 by and between General Electric Capital Corporation and OSRV Holdings, Inc. (as successor via assignment to SEACOR Offshore Inc.).

"Bareboat Charter Guaranty” means that certain Guaranty dated as of September 30, 2003 by Holdings (as successor via name change to SEACOR SMIT Inc.) for the benefit of General Electric Capital Corporation in respect of the obligations of OSRV Holdings, Inc. (as successor via assignment to SEACOR Offshore Inc.) or any successor thereto under the Bareboat Charter Agreement.

"Base Amount” means $19,000,000.

"Base Purchase Price” has the meaning set forth in Section 1.1.

"BP” has the meaning set forth in Section 6.16(c)(i).

"BP Deepwater Horizon Matter” has the same meaning as “Deepwater Horizon Oil Spill” which is defined in the Indemnification Agreement.

"Business Day” means any day other than Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

"Business Guarantee” has the meaning set forth in Section 6.9.

"Buyer” has the meaning set forth in the preamble.

"Buyer Egypt MSA” has the meaning set forth in Section 6.16(c)(i).

"Buyer Egypt Project Entity” has the meaning set forth in Section 6.16(c)(ii).

"Buyer Group” has the meaning set forth in Section 6.4(a)(ii).

"Buyer Indemnified Party” means Buyer, its Affiliates, and their respective equity holders, managers, officers, directors, employees, agents, successors and assigns.

"Buyer Subject Marks” has the meaning set forth in Section 6.5(a).

"Buyer’s 401(k) Plan” has the meaning set forth in Section 6.3(e).

"BVI” has the meaning set forth in the recitals.

"BVI Shares” has the meaning set forth in the recitals.

"Cap” has the meaning set forth in Section 9.1(c)(iii).

"CAPECO Matter” means all oil cleanup and response services performed by NRC in response to the explosion and oil spill that occurred at the Gulf Caribbean Petroleum Refining LP facility in Puerto Rico.

"Cash and Cash Equivalents” means cash and cash equivalents as calculated in accordance with GAAP.

"Claim Notice” has the meaning set forth in Section 9.2(a).

"Closing” has the meaning set forth in Section 1.3(a).

"Closing Date” has the meaning set forth in Section 1.3(a).

"Closing Payment” has the meaning set forth in Section 1.2(a).

"Code” means the Internal Revenue Code of 1986, as amended.

"Common Stock” means with respect to either NRC, SESI, SEACOR Response Asia, SEACOR Response UK, S.A.R., V.R.C., BVI and SEACOR East Africa, as the case may be, the common stock of such Company, as applicable.

"Company” or “Companies” have the meanings set forth in the recitals.

"Company Business” has the meaning set forth in Section 6.4(a)(i).

"Company Employee” has the meaning set forth in Section 6.3(a).

"Company Indemnified Party” has the meaning set forth in Section 6.1(a).

"Company Intellectual Property” has the meaning set forth in Section 4.15(a).

"Company Permits” has the meaning set forth in Section 4.11.

"Company Plans” has the meaning set forth in the Section 4.10(a).

"Confidential Information” means, with respect to a Person, any information concerning the businesses and affairs of such Person, including any trade secrets or confidential business or technical information of such Person or its products, customers, licensees, suppliers or development or alliance partners or vendors, regardless of when or how such Person may have acquired such information, product development methods and business techniques, work plans, formulas, test results and information, applications, algorithms, technical information, manufacturing information, design information, cost or pricing information, know-how, technology, prototypes, ideas, inventions, improvements, training, sales volume service and business manuals, unpublished promotional materials, development partnerships and other alliances, customer lists, prospective customer lists and other business information, materials and property; provided, however, that such Confidential Information shall not include information that (a) has become generally available and publicly known (except, with respect to a Person required to maintain the confidentiality of such information, if such information becomes publicly known as a result of a wrongful act or breach of any obligation of confidentiality by such Person) or (b) was approved in writing for release by such Person.

"Confidentiality Agreement” means the Confidentiality Agreement, dated as of July 15, 2011, between Holdings and J. F. Lehman & Company.

"Consent” means any consent, approval, authorization, action, Permit, exception, waiver or other Order of, action by, filing, registration, designation or declaration with, or notification to any Governmental Entity or other Person.

"Crisis Communications” means professional consulting services provided to clients in order to prepare and respond to stakeholders during a crisis event affecting the client, such services being limited to crisis communications plans, media training, crisis communications exercises, staffing of the Public Information Officer and Joint Information Center positions, and related matters.

"Current Assets” means, without duplication, the sum of (a) accounts receivable, which includes trade accounts receivable, unbilled revenue, accounts receivable reserve for doubtful accounts and other receivables, (b) prepaid expenses (including prepaid Taxes), (c) inventory, (d) projects in progress, (e) other current assets, (f) deposits (both long and short term amounts), (g) Cash and Cash Equivalents of the Companies or any of their Subsidiaries, and (h) Cash and Cash Equivalents of the Joint Ventures not in the aggregate in excess of $200,000 (calculated on the basis of Joint Venture percentage ownership), but excluding any deferred Taxes and, with the exception of clause (g), amounts related to the CAPECO Matter and the BP Deepwater Horizon Matter (which are addressed by Section 6.6), all as determined in accordance with GAAP and following the Accounting Principles.

"Current Liabilities” means, without duplication, the sum of (a) trade and other accounts payable, (b) accrued payroll and related expenses, (c) accrued state and foreign income Taxes, (d) other current accruals, (e) other current liabilities, (f) unearned and deferred revenue (both long and short term amounts), (g) customer deposits (both long and short term amounts), (h) deferred bonus awards (both long and short term amounts), and (i) any Indebtedness, but excluding any deferred Taxes and, with the exception of clause (h), any amounts related to the CAPECO Matter and the BP Deepwater Horizon Matter (which are addressed by Section 6.6), all as determined in accordance with GAAP and following the Accounting Principles.

"Debris Monitoring Consulting” means disaster debris management, disaster debris removal monitoring and technical assistance provided to government sector clients to aide in the recovery and reimbursement from state and federal emergency recovery and mitigation programs under Federal Emergency Management Agency (FEMA), Federal Highway Administration (FHWA), US Department of Agriculture (USDA) and the Natural Resources Conservation Service (NRCS), and Army Corps of Engineers (USACE) regulations.

"Debt Commitment Letter” has the meaning set forth in Section 5.7.

"Deductible” has the meaning set forth in Section 9.1(c)(i).

"Direct Claim” has the meaning set forth in Section 9.3.

"Direct Claim Notice” has the meaning set forth in Section 9.3.

"Draft Closing Statement” has the meaning set forth in Section 1.4(b).

"Egypt Support Period” has the meaning set forth in Section 6.16(c)(i).

"Eligible Claim Threshold” has the meaning set forth in Section 9.1(c)(ii).

"Employees” means persons employed by the Companies or any of their respective Subsidiaries who are primarily engaged in the operations of the Companies or any of their respective Subsidiaries as of February 7, 2012. The term “Employees” does not apply to any employees of contractors with whom the Companies or any of their respective Subsidiaries do business or any workers performing services for the Companies or any of their respective Subsidiaries who are retained through any third-party employment service or agency.

"End Date” means March 31, 2012; provided, that if the sole reason that the Closing has not occurred on or before such date is due to the failure to receive a Consent of a Governmental Entity that is required in order to effect the Closing, then the End Date shall mean that date up to (but not more than) 60 days after March 31, 2012 (a) on which the receipt of such Consent is or becomes impossible to receive during such 60 day period, or (b) which is three Business Days after the receipt of such Consent.

"Environmental, Health and Safety Law” means any foreign, federal, state or local Law, statute, regulation, rule, order, decree, judgment, consent decree, settlement agreement or Governmental Entity requirement, which relates to or otherwise imposes Liability or standards of conduct relating to environmental, health or safety matters, including any Law, statute, regulation, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement governing the use, storage, disposal, cleanup, generation, treatment, transportation or remediation of Hazardous Substances.

"Equity Commitment Letter” has the meaning set forth in Section 5.7.

"ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with any of the Companies or any of their Subsidiaries or (ii) which together with any of the Companies or any of their Subsidiaries is treated as a single employer under Section 414(t) of the Code.

"Estimated Excess Amount” means the amount, if any, by which the Estimated Working Capital exceeds the Base Amount.

"Estimated Shortfall Amount” means the amount, if any, by which the Base Amount exceeds the Estimated Working Capital.

"Estimated Working Capital” has the meaning set forth in Section 1.4(a).

"Extraordinary Spill Event” means any Spill Event that occurs during the three year period following the Closing Date that results in the Companies and/or their Subsidiaries receiving at any time after the occurrence of such Spill Event aggregate Revenue in excess of $50,000,000.00 from the emergency response and clean-up related remediation activities in response to such Spill Event (regardless of the duration of time that such remediation activities take place).

"Final Annual Statement” has the meaning set forth in the Section 1.5(b).

"Final Working Capital” means the Working Capital of the Companies and their Subsidiaries as of the Closing Date (a) as shown in Buyer’s calculation delivered pursuant to Section 1.4(b), if no Seller Objection is duly delivered pursuant to Section 1.4(c), or (b) if a Seller Objection is delivered, (i) as agreed by SEACOR Environmental Services and Buyer pursuant to Section 1.4(d) or (ii) in the absence of such agreement, as shown in the Accounting Referee’s report delivered pursuant to Section 1.4(d).

"Financial Statements” has the meaning set forth in Section 4.4.

"Financing” has the meaning set forth in Section 5.7.

"Financing Sources” means the financing sources party to the Debt Commitment Letter.

"Financing Sources Entities” has the meaning set forth in Section 11.19.

"Fundamental Representations” means the representations and warranties of Sellers, the Companies and their Subsidiaries and Joint Ventures (as applicable) contained in Section 3.1 (Organization), Section 3.2 (Authorization, etc.), Section 3.3(a)(i)(A) (Conflicts-Organizational Documents), Section 3.4 (Title to the Purchased Equity), Section 4.1 (Corporate Status, etc.), Section 4.2 (Capitalization), Section 4.3(a)(i)(A) (Conflicts-Organizational Documents), the last sentence of Section 4.5 (Indebtedness), Section 4.28(a) (JV/Organization, Authority), Section 4.28(b) (JV/Capitalization), Section 4.28(c) (JV/Agreement with Respect to Common Stock), and Section 4.28(d)(i)(A) (JV/Conflicts-Organizational Documents).

"GAAP” has the meaning set forth in Section 4.4.

"Governmental Entity” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, country, city or other political subdivision.

"Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between any of the Companies, their Subsidiaries or their Joint Ventures, on the one hand, and (a) any Governmental Entity, or (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor, on the other hand. A task, purchase or delivery order under a Government Contract does not constitute a separate Government Contract for purposes of this definition, but is part of the Government Contract to which it relates.

"Hazardous Substance” means (a) any and all substances, wastes, pollutants, contaminants, and materials regulated, or defined or designated as hazardous, dangerous or toxic, under any Environmental, Health and Safety Law, (b) gasoline, diesel fuel or other petroleum hydrocarbons, (c) PCBs, asbestos, mold or urea formaldehyde foam insulation and (d) natural gas, synthetic gas and any mixtures thereof.

"Holdings” has the meaning set forth in the preamble.

"HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"HSR Filing” has the meaning set forth in Section 3.3(b).

"Indebtedness” means with respect to any Person (without duplication) (a) all obligations for borrowed money, including the principal, accreted value, accrued and unpaid interest, unpaid fees or expenses and other monetary obligations of such Person or other interest-bearing indebtedness, whether current or funded, secured or unsecured, (b) all obligations evidenced by a note, bond or debenture, (c) all intercompany obligations of such Person (which, with respect to either Seller or the Companies and their Subsidiaries, shall not include Indebtedness between or among (x) the Companies and any of their Subsidiaries or (y) any Company Subsidiary and any other Company Subsidiary), (d) all obligations of such Person for deferred purchase price of any property or services, (e) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (f) all obligations of such Person secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (g) all obligations of such Person under leases which shall have been or should be, in accordance with GAAP, recorded as capital leases, (h) all obligations of such Person in respect of bankers’ acceptances, letters of credit or similar credit transactions, (i) all obligations secured by liens on property acquired by such Person, whether or not such obligations were assumed by such Person at the time of acquisition of such property, (j) any off balance sheet financial obligations in the nature of indebtedness, including synthetic leases and project financing, (k) any surety bonds, performance bonds, bid bonds or security deposits, (l) all obligations of a type referred to above which are directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a credit against loss and (m) all refinancings of or costs and expenses to terminate any of the foregoing obligations, including break fees.

"Indemnification Agreement” means the Indemnification Agreement, dated as of the date hereof, by and among Holdings, NRC and Buyer.

"Indemnified Party” means any Person claiming indemnification under any provision of Article IX.

"Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article IX.

"Insurance Period” has the meaning set forth in the Section 1.5(c).

"Intellectual Property” has the meaning set forth in Section 4.15(a).

"IRS” means the United States Internal Revenue Service.

"Joint Venture” means, with respect to the Sellers, any of the following entities:  SESMEKE Ltd., SESMEKE Cevre Koruma Hizmetleri Ticaret Ltd. Sti, and SES-HAZTEC Servicos de Resposta A Emergencias S.A.

"JV Leased Real Property” means all real property interests leased by any of the Joint Ventures.

"JV Leases” has the meaning set forth in Section 4.28(h).

"JV Owned Intellectual Property” means any Intellectual Property owned by any of the Joint Ventures.

"JV Owned Real Property” has the meaning set forth in Section 4.28(h)(i).

"JV Plan” has the meaning set forth in the Section 4.28(g)(i).

"JV Third Party Intellectual Property” means any Intellectual Property used by any of the Joint Ventures that is not owned by such Joint Venture.

"Law” means any provision of any federal, state, local, foreign, international, municipal or administrative order, constitution, law, common law and the law of equity, ordinance, judicial decision, writ, injunction, license, permit, regulation, rule, code, plan, statute or treaty of, and the departmental or regulatory policies and guidelines of, a Governmental Entity.

"Leased Real Property” means all real property interests leased by any of the Companies or their Subsidiaries.

"Leases” has the meaning set forth in Section 4.13(a).

"Liability” means any liability or obligation, known or unknown, asserted or unasserted, accrued or unaccrued, absolute or contingent, liquidated or unliquidated, or otherwise, and whether due or to become due, including any liability for Taxes.

"Licenses” has the meaning set forth in Section 4.15(b).

"Lien” means any mortgage, pledge, deed of trust, hypothecation, claim, security interest, title defect, encumbrance, burden, charge or other similar restriction, lease, sublease, claim, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

"Loss” means any and all claims, damages, deficiencies, fines, fees, losses, Liabilities, obligations, penalties, payments (including those arising out of any settlement, judgment or compromise relating to any legal proceeding), and reasonable costs and expenses (including, without limitation, interest, court costs, reasonable fees of attorneys, accountants and other experts or other expenses incurred in investigating, preparing, defending, avoiding or settling any claim, default or assessment).

"Major Business Partners” has the meaning set forth in Section 4.22.

"Material Adverse Effect” means any event, circumstance, occurrence, state of fact, change in, or effect that, individually or in the aggregate with other events, circumstances, occurrences, states of fact, changes in, or effects, has or would reasonably be likely to have a material adverse effect on (x) the business, operations, assets, Liabilities, condition (financial or otherwise) or results of operations of the Companies, their Subsidiaries or the Joint Ventures taken as a whole or the Purchased Equity, or (y) the ability of Sellers to consummate the transactions contemplated hereby; provided, however, that a Material Adverse Effect shall exclude any adverse changes or circumstances as and to the extent such changes or circumstance relate to or result from (i) public or industry knowledge of the transactions contemplated by this Agreement (including, without limitation, any action or inaction of the Companies’ or their Subsidiaries’ employees, customers and vendors), (ii) general business, economic, political, regulatory or other conditions, including such conditions generally affecting the industry in which the Companies and their Subsidiaries compete or generally affecting the securities, financial or credit markets, including changes in interest rates or the availability of financing that do not disproportionately affect or specifically relate to the Companies or their Subsidiaries relative to other companies operating in the same industry, (iii) national or international political or social conditions, including the engagement of the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack on the United States, or any of its territories or possessions that do not disproportionately affect or specifically relate to the Companies or their Subsidiaries relative to other companies operating in the same industry, (iv) changes in Law or GAAP after the date hereof, except to the extent such changes are specifically related to or disproportionately impact the Companies or their Subsidiaries relative to other companies operating in the industries in which the Companies or their Subsidiaries operate (v) the taking of any action expressly required by this Agreement and the other agreements contemplated hereby, (vi) the taking of any action by the Companies or their Subsidiaries with the express prior written consent of Buyer, (vii) the failure by the Companies or their Subsidiaries to meet internal projections or forecasts or revenue or earnings predictions for any period ending on or after the date hereof; provided, however, that for purposes of this clause (vii), the facts underlying such failures, and the underlying causes of such failures, may be considered for purposes of determining whether a Material Adverse Effect has occurred, or (viii) pandemics, earthquakes, hurricanes, tornados or other natural disasters that do not disproportionately affect or specifically relate to the Companies or their Subsidiaries relative to other companies operating in the same industry.

"Material Contracts” has the meaning set forth in Section 4.16(a).

"Milbank” means Milbank, Tweed, Hadley & McCloy LLP.

"Most Recent Balance Sheet Date” has the meaning set forth in Section 4.4.

"Most Recent Financial Statements” has the meaning set forth in Section 4.4.

"NRC” has the meaning set forth in the recitals.

"NRC Business” means the business conducted by NRC excluding the NRCES Business.

"NRC Shares” has the meaning set forth in the recitals.

"NRC Spill Event Bucket” means: (i) for the first Extraordinary Spill Event, for each calendar year, starting with the calendar year in which the Closing Date takes place through and including the calendar year (or calendar years) in which the first Extraordinary Spill Event takes place, the difference between $10 million and the Spill Event Revenue for the NRC Business other than the Revenue associated with the Extraordinary Spill Event in each such calendar year and (ii) for all subsequent Extraordinary Spill Events, for each calendar year, starting with the calendar year after the previous Extraordinary Spill Event ended through and including the calendar year (or calendar years) in which any subsequent Extraordinary Spill Event takes place, the difference between $10 million and the Spill Event Revenue for the NRC Business other than the Revenue associated with the Extraordinary Spill Event in each such calendar year. For the avoidance of doubt, in the event of multiple Extraordinary Spill Events, calendar years may only be counted once in this amount and thus used only once in the calculation of Adjusted Spill Profit.

"NRCES Business” means the business conducted by NRC Environmental Services Inc.

"NRCES Spill Event Bucket” means: (i) for the first Extraordinary Spill Event, for each calendar year, starting with the calendar year in which the Closing Date takes place through and including the calendar year (or calendar years) in which the first Extraordinary Spill Event takes place, the difference between $16 million and the Spill Event Revenue for the NRCES Business other than the Revenue associated with the Extraordinary Spill Event in each such calendar year and (ii) for all subsequent Extraordinary Spill Events, for each calendar year, starting with the calendar year after the previous Extraordinary Spill Event ended through and including the calendar year (or calendar years) in which any subsequent Extraordinary Spill Event takes place, the difference between $16 million and the Spill Event Revenue for the NRCES Business other than the Revenue associated with the Extraordinary Spill Event in each such calendar year. For the avoidance of doubt, in the event of multiple Extraordinary Spill Events, calendar years may only be counted once in this amount and thus used only once in the calculation of Adjusted Spill Profit.

"O’Brien’s” has the meaning set forth in Section 6.16(b).

"Objection Period” has the meaning set forth in the Section 1.5(b).

"Oil Spill Removal Organization” means an entity certified as an oil spill removal organization by the United States Coast Guard.

"Oracle License” has the meaning set forth in the Section 1.3(c)(xv).

"Order” means any judgment, injunction, order, writ, decree (including a consent decree), ruling or charge that is issued by a Governmental Entity.

"Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) of the Companies and their Subsidiaries.

"Organizational Documents” means (a) with respect to any corporation or limited liability company, its articles or certificate of incorporation or memorandum and articles of association and by-laws, (b) with respect to any other entity, its analogous governing documents, and (c) with respect to any trust, its trust agreement.

"OSHA” has the meaning set forth in Section 4.19(d).

"Owned Real Property” has the meaning set forth in Section 4.12(a).

"Parent” has the meaning set forth in the definition of Subsidiary.

"Parent 401(k) Plan” has the meaning set forth in Section 6.3(e).

"Permits” means any licenses, permits, orders, approvals, concessions, clearances, registrations, certificates (including certificates of occupancy), qualifications and other evidence of authority.

"Permitted Liens” has the meaning set forth in Section 4.12(b).

"Person” means any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Entity or other entity.

"Plans” has the meaning set forth in Section 4.10(a).

"Portland Harbor Superfund Matter” means (a) any Proceeding by a Governmental Entity against any Company or any Subsidiary thereof as a potentially responsible party or for natural resource damages under any Environmental, Health and Safety Law in respect of the Portland Harbor Superfund Site in Portland, Oregon, or (b) any Proceeding by any Person claiming contribution or reimbursement for any amounts (i) spent in connection with the investigation or remediation of the Portland Harbor Superfund Site or (ii) paid as natural resources damages.

"Pre-Closing Straddle Period” has the meaning set forth in the definition of Pre-Closing Tax Liabilities.

"Pre-Closing Tax Liabilities” shall mean any Liabilities attributable to (a) any Taxes (or the non-payment thereof) imposed on, asserted against or payable with respect to any of the Companies or their Subsidiaries (i) for all taxable periods ending on or before the Closing Date and (ii) the portion of all taxable periods through the end of the Closing Date for any Straddle Period (the “Pre-Closing Straddle Period” and, together with the time period described in (i), the “Pre-Closing Tax Period”), (b) any Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Companies or their Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation section 1.1502-6 or any analogous or similar state, local, or foreign Law or regulation, (c) any and all Taxes of any person (other than the Companies or their Subsidiaries) imposed on any of the Companies or their Subsidiaries as a transferee or successor, by contract or pursuant to any Law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing and (d) any Taxes imposed on any of the Companies or any of their Subsidiaries (including the employer portion of any payroll, social security, unemployment or similar Taxes related thereto) as a result of the vesting or exercise of any equity awards that were granted to any of the employees of any of the Companies or any of their Subsidiaries prior to the Closing Date.

"Pre-Closing Tax Period” has the meaning set forth in the definition of Pre-Closing Tax Liabilities.

"Proceeding” means any action, suit, litigation, complaint, claim, charge, judgment, proceeding, citation, directive, penalty notice, directed disclosure, hearing, arbitration, grievance, demand, inquiry or investigation.

"Products Interests” has the meaning set forth in the recitals.

"Products LLC” has the meaning set forth in the recitals.

"Public Assistance Consulting” means technical assistance provided to government sector clients for state and federal emergency recovery and mitigation programs under Federal Emergency Management Agency (FEMA), Federal Highway Administration (FHWA), US Department of Agriculture (USDA) and the Natural Resources Conservation Service (NRCS), and Army Corps of Engineers (USACE) regulations.

"Purchase Price” has the meaning set forth in Section 1.1.

"Purchased Equity” has the meaning set forth in the recitals.

"Qualified Individual” means an individual as defined in (a) Title 33, Part 154, Section 1020 of the Code of Federal Regulations and (b) Title 33, Part 155, Section 1026 of the Code of Federal Regulations.

"Real Property” has the meaning set forth in Section 4.12(d).

"Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, discharge, disposal, dumping, leaching or migration of substances into the indoor or outdoor environment, including the movement of substances through the air, soil, surface water or groundwater.

"Repsol L/C” means that certain letter of credit issued on November 30, 2010 for the benefit of Repsol E&P T&T Limited with respect to the Oil Spill Equipment Maintenance Contract no. CO-EPTT-012-HSE-08 in the amount of $32,593.90 with a maturity date of August 1, 2014.

"Revenue” means (i) the revenue, on a consolidated or combined basis, as appropriate, calculated in accordance with GAAP in the Financial Statements of (A) the Companies or (B) any of the Companies’ Subsidiaries involved in a response to a Spill Event minus (ii) any portion of such revenue for which the Companies and/or any of their Subsidiaries have not realized payment consideration.

"Run-Off Insurance Policy” has the meaning set forth in Section 1.3(c)(xvi).

"S.A.R.” has the meaning set forth in the recitals.

"S.A.R. Shares” has the meaning set forth in the recitals.

"SEACOR East Africa” has the meaning set forth in the recitals.

"SEACOR East Africa Shares” has the meaning set forth in the recitals.

"Seacor Egypt MSA” has the meaning set forth in Section 6.16(c)(ii).

"Seacor Egypt Project Entity” has the meaning set forth in Section 6.16(c)(ii).

"SEACOR Environmental Asia Shares” has the meaning set forth in the recitals.

"SEACOR Environmental BVI Shares” has the meaning set forth in the recitals.

"SEACOR Environmental Services” has the meaning set forth in the preamble.

"SEACOR Response Asia” has the meaning set forth in the recitals.

"SEACOR Response Asia Delaware Shares” has the meaning set forth in the recitals.

"SEACOR Response Asia Environmental Shares” has the meaning set forth in the recitals.

"SEACOR Response Asia Shares” has the meaning set forth in the recitals.

"SEACOR Response BVI Shares” has the meaning set forth in the recitals.

"SEACOR Response Delaware” has the meaning set forth in the preamble.

"SEACOR Response UK” has the meaning set forth in the recitals.

"SEACOR Response UK Shares” has the meaning set forth in the recitals.

"Securities Act” has the meaning set forth in Section 5.5.

"Sellers” has the meaning set forth in the preamble.

"Seller Business” has the meaning set forth in Section 6.4(a)(ii).

"Seller Group” has the meaning set forth in the Section 6.4(a)(i).

"Seller Indemnified Parties” means Sellers and Sellers’ officers, directors, employees, agents and Affiliates.

"Seller Objection” has the meaning set forth in Section 1.4(c).

"Seller Subject Marks” has the meaning set forth in Section 6.5(b).

"SESI” has the meaning set forth in the recitals.

"SESI Shares” has the meaning set forth in the recitals.

"Special Representations” means the representations and warranties of Sellers, the Companies and their Subsidiaries and Joint Ventures (as applicable) contained in Section 3.5 (Brokers and Finders), Section 4.18 (Environmental Matters) Section 4.26 (Brokers and Finders), Section 4.28(f) (JVs/Tax), and Section 4.28(k) (JV/Environmental Matters).

"Spill Event” means an event or series of related events involving an oil spill or Release of oil into the environment (e.g., the Deepwater Horizon matter including the explosion and subsequent fire on the Deepwater Horizon semi-submersible mobile offshore drilling unit drilling for BP p.l.c., the resulting oil spill, and all the emergency response and clean-up related to the explosion, fire and oil spill).

"Spill Event Year” has the meaning set forth in the Section 1.5(b).

"Spill Management Team” means the personnel identified to staff the organizational structure identified in a response plan to manage response plan implementation (as defined in Title 33, Part 155, Section 1020 of the Code of Federal Regulations).

"Spill Profit” means the aggregate Revenue generated by the Companies and/or their Subsidiaries from their emergency response and clean-up related remediation activities in response to an Extraordinary Spill Event (regardless of the duration of time that such remediation activities take place) minus any (i) costs of goods sold including any reclassification of certain equipment and personnel in accordance with historic accounting practices as set forth on Exhibit C, (ii) allocated or incremental SG&A expenses incurred to enable the Companies and/or their Subsidiaries to respond to an Extraordinary Spill Event, (iii) litigation costs (including legal, expert, settlement, and judgment costs), fines, or levies that result from an Extraordinary Spill Event, and (iv) maintenance expenses that are required to restore the equipment used to respond to an Extraordinary Spill Event to the condition that existed before such event, but in no event shall maintenance expenses include (x) to the extent not already excluded in the calculation of Revenue, any maintenance expenses that are billed to and paid by customers or (y) any amounts in excess of $750,000 in the aggregate for any Spill Event Year.

"Standard Ts&Cs” has the meaning set forth in Section 4.16(c).

"Straddle Period” is any Tax period that includes (but does not end on) the Closing Date.

"Straddle Period Tax Return” is any Tax Return of the Companies or their Subsidiaries, or with respect to the income or assets of the Companies or their Subsidiaries, for a Straddle Period.

"Subsidiary” means with respect to any Person (the “Parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by the Parent or by one or more of its respective Subsidiaries or by the Parent and any one or more of its respective Subsidiaries.

"Tangible Property” has the meaning set forth in Section 4.14.

"Tax” means any federal, state, provincial, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, real property, personal property, ad valorem, environmental (including taxes under Code section 59A), occupancy, license, occupation, employment, payroll, social security (or similar), disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, assessment or other governmental charge of any kind whatsoever including any interest, penalty, or addition thereto, whether disputed or not.

"Tax Accountant” has the meaning set forth in Section 6.2(b).

"Tax Return” means any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Technical Management Agreement” means the BIMCO Standard Ship Management Agreement (Shipman 2009) between NRC and SEACOR Marine LLC, or an Affiliate of SEACOR Marine LLC, at a rate of $15 per day, such rate to be payable beginning after the first six months of the agreement.

"Third Party Claim” has the meaning set forth in Section 9.2(a).

"Third Party Defense” has the meaning set forth in Section 9.2(b).

"338(h)(10) election” has the meaning set forth in Section 6.2(h).

"Transaction” means the purchase and sale of the Purchased Equity pursuant to this Agreement and the other transactions contemplated by this Agreement.

"Transaction Related Expenses” means any expenses, other than expenses paid by any of the Companies, any of their Subsidiaries or Sellers prior to the Closing, incurred or payable by Sellers, any of the Companies, any of their Subsidiaries or any Affiliate of the Companies or any of their Subsidiaries to the extent the Companies or any of their Subsidiaries are liable therefor in connection with the negotiation, preparation and execution of this Agreement and the other agreements and documents contemplated hereby, the performance of its and their obligations hereunder and thereunder, and the consummation of the Transaction, including (a) the fees and disbursements of the independent accountants and the legal counsel and investment bankers of the Companies or their Subsidiaries, brokers, and finders or other advisors to Sellers, the Companies, any of their Subsidiaries or their Affiliates in connection with the Transaction to the extent payable by any of the Companies or any of their Subsidiaries, (b) any expenses incurred by Sellers, any of the Companies, any of their Subsidiaries or their Affiliates in connection with the Transaction for which any of the Companies or any of their Subsidiaries are liable under this Agreement and (c) any sale bonus, success, retention, change of control, severance or other payment incurred or payable by Sellers, any of the Companies, any of their Subsidiaries or any of their Affiliates as a result of the consummation of the Transaction, including as a result of any post-Closing conditions.

"Transfer Fee Cap” has the meaning set forth in the Section 1.3(c)(xv).

"Transition Services Agreement” means that certain transition services agreement by and between Holdings and Buyer substantially in the form attached hereto as Exhibit D.

“Transfer Taxes” has the meaning set forth in Section 6.2(j).

“Treasury Regulations” means the regulations prescribed under the Code.

“U.S. Plan” has the meaning set forth in Section 4.10(b).

“V.R.C.” has the meaning set forth in the recitals.

“V.R.C. Shares” has the meaning set forth in the recitals.

“Working Capital” means Current Assets less Current Liabilities.

Section 2.2	Other Definitional Provisions.

(a) The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) Terms defined in the singular have the same meaning when used in the plural, and vice versa.

(c) References to “Sections,” “Exhibits” and “Schedules” refer to Sections of, and Exhibits and Schedules to, this Agreement, unless otherwise specified.

(d) The words “include”, “includes”, or “including” and words of similar import, when used in this Agreement, shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

ARTICLE III
REPRESENTATIONS AND WARRANTIES AS TO SELLERS

Except as otherwise indicated on the Schedules, each Seller represents and warrants to Buyer as follows:

Section 3.1 Organization. Each Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware.

Section 3.2 Authorization, etc. Each Seller has full power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by each Seller of this Agreement, and the consummation by each Seller of the transactions contemplated hereby, have been duly authorized by all requisite corporate action of such Seller. This Agreement has been duly executed and delivered by each Seller (assuming due authorization, execution and delivery by Buyer) and constitutes the legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with its terms, except as limited by Laws affecting the enforcement of creditor’s rights generally or by general equitable principles.

Section 3.3 Conflicts, Consents.

(a) Conflicts. Except as set forth in Schedule 3.3(a), the execution and delivery of this Agreement by each Seller, and the consummation by each Seller of the transactions contemplated hereby, do not and will not (i) conflict with or constitute a violation of or default or event of default under (or any event that, with or without notice or lapse of time or both, would constitute a default or event of default under), or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or create in any Person additional rights or compensation under, or require notice to or the Consent of any Person under any provision of (A) such Seller’s Organizational Documents or (B) any mortgage, indenture, loan agreement, bond, deed of trust, other agreement, commitment or obligation for the borrowing of money or the obtaining of credit, will, lease, Plan or other material agreement or instrument to which such Seller is a party or by which such Seller or the Purchased Equity owned by such Seller may be bound, (ii) conflict with any Law or Order applicable or relating to such Seller or to the Purchased Equity to be sold by such Seller or (iii) result in the creation or imposition of any Lien on any of the assets of such Seller or on the Purchased Equity other than, in the case of clauses (i)(B), (ii) and (iii), any conflicts, violations or defaults that would not reasonably be expected to have a Material Adverse Effect.

(b) Consents. Except (i) as set forth in Schedule 3.3(b), and (ii) for the Notification and Report Form filed by each of Buyer and SEACOR Environmental Services with the Premerger Notification Office of the Federal Trade Commission and the Antitrust Division of the Department of Justice on November 29, 2011 pursuant to the HSR Act (the “HSR Filing”), no Consent of or with any Governmental Entity or third Person is required to be obtained or made by either Seller in connection with the execution and delivery by Sellers of this Agreement or consummation by Sellers of the transactions contemplated herein.

Section 3.4 Title to the Purchased Equity. At the Closing, Sellers are the sole owner beneficially and of record of all right, title and interests in the Purchased Equity, free and clear of any Liens. Upon the delivery of and payment for the Purchased Equity and completion of the Closing as provided in this Agreement, Sellers shall have transferred to Buyer (or, as directed by Buyer, to one or more of its designees) good and valid title to the Purchased Equity, free and clear of any Liens other than any Lien arising as a result of the regulatory status of Buyer or pursuant to applicable securities Laws. Neither Seller (a) is a party to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any of the Purchased Equity nor (b) is a party to any voting trust, proxy or other agreement or understanding with respect to any of the Purchased Equity. The Purchased Equity represents all issued and outstanding equity interests in the Companies owned, directly or indirectly, by Sellers.

Section 3.5 Brokers and Finders. Neither Seller has employed any broker or finder in connection with the transactions contemplated herein so as to give rise to any claim against Buyer, the Companies or their Subsidiaries for any brokerage or finder’s commission, fee or similar compensation.

Section 3.6 Litigation. There is no action, suit or litigation pending or, to the knowledge of either Seller, threatened against either Seller and, to the knowledge of either Seller, there is no other Proceeding pending or threatened against either Seller, that would have a material adverse effect on either Seller’s ability to consummate the transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
AS TO THE COMPANIES AND THEIR SUBSIDIARIES

Except as otherwise indicated on the Schedules, each Seller represents and warrants to Buyer with respect to the Companies and their respective Subsidiaries, as follows:

Section 4.1 Corporate Status, etc.

(a) Organization. Schedule 4.1 lists all the Companies and each of their Subsidiaries and their respective jurisdictions of incorporation or formation. Each of the Companies and each of their Subsidiaries is duly incorporated or formed, validly existing and in good standing (or in the case of SESI, subsisting) under the Laws of the jurisdiction of its incorporation or formation, and has full corporate or limited liability company, as applicable, power and authority to own, lease and operate its properties and to carry on its business as presently conducted.

(b) Organizational Documents and Corporate Records. SEACOR Environmental Services has previously delivered or made available to Buyer true and complete copies of each of the (i) Organizational Documents of the Companies and their Subsidiaries, as amended and in effect on the date hereof, and (ii) minute books and stock record books of the Companies and their Subsidiaries. All documents and records of the Companies and their Subsidiaries (i) are in the possession or under the control of the Companies or their Subsidiaries and (ii) have been properly kept in all material respects. The Companies and their Subsidiaries are not in material default or violation of any provision of their Organizational Documents.

(c) Qualification. The Companies and each of their Subsidiaries are duly qualified to do business and in good standing (or the equivalent thereof) as a foreign or local corporation or branch office in each of the jurisdictions specified in Schedule 4.1, which includes each jurisdiction in which the nature and operations of its business or the properties owned, leased or operated by it makes such qualification necessary.

Section 4.2 Capitalization.

(a) NRC. As of the date hereof, the authorized capital stock of NRC consists of 10,000 shares of Common Stock, no par value per share, of which 2,000 shares are issued and outstanding, and no shares of preferred stock. SEACOR Environmental Services is the record and beneficial owner of the NRC Shares, free and clear of all Liens. All of the issued and outstanding capital stock of NRC is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of NRC.

(b) SESI. As of the date hereof, the authorized capital stock of SESI consists of 500 shares of Common Stock, no par value per share, of which 100 shares are issued and outstanding, and no shares of preferred stock. SEACOR Environmental Services is the record and beneficial owner of the SESI Shares, free and clear of all Liens. All of the issued and outstanding capital stock of SESI is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of SESI.

(c) Products LLC. As of the date hereof SEACOR Environmental Services is the record and beneficial owner of 100% of the Products Interests, free and clear of all Liens. All of the equity of Products LLC was issued in compliance with all applicable Laws and constitutes all of the issued and outstanding equity interests of Products LLC.

(d) SEACOR Response Asia. As of the date hereof, the authorized capital stock of SEACOR Response Asia consists of 130,000 shares of Common Stock, par value ß100 per share, of which 130,000 shares are issued and outstanding, and no shares of preferred stock. SEACOR Environmental Services is the record and beneficial owner of the SEACOR Response Asia Environmental Shares, free and clear of all Liens, and SEACOR Response Delaware is the record and beneficial owner of the SEACOR Response Asia Delaware Shares, free and clear of all Liens. All of the issued and outstanding capital stock of SEACOR Response Asia is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of SEACOR Response Asia.

(e) SEACOR Response UK. As of the date hereof, the authorized capital stock of SEACOR Response UK consists of 50,000 ordinary shares of Common Stock, par value £1 per share, of which 30,000 shares are issued and outstanding, and no shares of preferred stock. SEACOR Environmental Services is the record and beneficial owner of the SEACOR Response UK Shares, free and clear of all Liens. All of the issued and outstanding capital stock of SEACOR Response UK is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of SEACOR Response UK.

(f) S.A.R. As of the date hereof, the authorized capital stock of S.A.R. consists of 12,000 shares, par value 1 peso per share, of which 12,000 shares are issued and outstanding, and no shares of preferred stock. SEACOR Response Delaware is the record and beneficial owner of the S.A.R. Shares, free and clear of all Liens. All of the issued and outstanding capital stock of S.A.R. is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of S.A.R.

(g) V.R.C. As of the date hereof, the authorized capital stock of V.R.C. consists of 100 shares, no par value, of which 100 shares are issued and outstanding, and no shares of preferred stock. SEACOR Response Delaware is the record and beneficial owner of the V.R.C. Shares, free and clear of all Liens. All of the issued and outstanding capital stock of V.R.C. is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of S.A.R.

(h) BVI. As of the date hereof, the authorized capital stock of SEACOR BVI consists of 50,000 shares, par value US $1.00 per share, of which 50,000 shares are issued and outstanding, and no shares of preferred stock. SEACOR Response Delaware is the record and beneficial owner of the SEACOR Response BVI Shares, free and clear of all Liens, and SEACOR Environmental Services is the record and beneficial owner of the SEACOR Environmental BVI Shares, free and clear of all Liens. All of the issued and outstanding capital stock of BVI is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of BVI.

(i) SEACOR East Africa. As of the date hereof, the authorized capital stock of SEACOR East Africa consists of 10,000,000, par value Ug Shs 1 per share, of which 10,000,000 shares are issued and outstanding, and no shares of preferred stock. SESI is the record and beneficial owner of 99% of the issued and outstanding shares and SEACOR Response Delaware is the record and beneficial owner of 1% of the issued and outstanding shares, all of which shares are free and clear of all Liens. All of the issued and outstanding capital stock of SEACOR East Africa is duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with all applicable Laws and constitute all of the issued and outstanding shares of capital stock of SEACOR East Africa.

(j) Subsidiaries. Schedule 4.2(j) lists for each Subsidiary of each Company the shares of capital stock of such Subsidiary that are authorized, the shares of capital stock or other equity interests of such Subsidiary that are issued and outstanding and the Persons owning such issued and outstanding shares or other equity interests. All issued and outstanding shares of capital stock of the Companies’ Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and are legally and beneficially owned by the Persons listed in Schedule 4.2(j) free and clear of any Liens other than as set forth on Schedule 4.2(j).

(k) Agreements with Respect to Common Stock. Except as set forth in Section 4.2(j), or Schedule 4.2(k), there are no (i) preemptive or similar rights on the part of any holders of any class of securities of any of the Companies or any of their Subsidiaries or (ii) stockholder agreements, voting trusts or other agreements or understandings to which any of the Companies or any of their Subsidiaries is a party or to which any of the Companies or any of their Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock or other equity interests of any of the Companies or any of their Subsidiaries. There are no subscriptions, options, warrants, conversion, exchange or other rights, agreements or commitments of any kind obligating any of the Companies or any of their Subsidiaries to issue or sell, or cause to be issued and sold, any shares of capital stock or other equity interests of the Companies or any of their Subsidiaries or any securities convertible into or exchangeable for any such shares or other equity interests.

(l) Equity Interests. Except for the Subsidiaries listed in Schedule 4.2(j) and the Joint Ventures listed in Schedule 4.28(b), and as set forth in Schedule 4.2(l), none of the Companies or any of their respective Subsidiaries owns any capital stock of or other equity securities or interests in any other Person. Except as set forth in Schedule 4.2(l), none of the Companies or any of their respective Subsidiaries is a party to any stockholder agreements, voting trusts or other written agreements or understandings relating to the voting, purchase, redemption or other acquisition of any shares of capital stock or equity interests in any other Person.

Section 4.3 Conflicts, Consents.

(a) Conflicts. Except as set forth in Schedule 4.3(a), the execution and delivery of this Agreement by each Seller, and the consummation by each Seller of the transactions contemplated hereby, do not and will not (i) conflict with or constitute a violation of or default or event of default under (or any event that, with or without notice or lapse of time or both, would constitute a default or event of default under), or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or create in any Person additional rights or compensation under, or require notice to or the Consent of any Person under any provision of (A) the Organizational Documents of any of the Companies or any of their Subsidiaries, (B) any mortgage, indenture, loan agreement, note, bond, deed of trust, other agreement, commitment or obligation for the borrowing of money or the obtaining of credit, lease, Plan or other material agreement, contract, license, franchise, Permit or instrument to which any of the Companies or any of their Subsidiaries is a party or by which any of the Companies or any of their Subsidiaries may be bound, (ii) conflict with any Law or Order applicable to or relating to any of the Companies or any of their Subsidiaries or to the Purchased Equity to be sold by Sellers or (iii) result in the creation or imposition of any Lien on any of the assets of any of the Companies or any of their Subsidiaries or on the Purchased Equity, other than, in the case of clauses (i)(B), (ii) and (iii), any conflicts, violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Consents. Except (i) as set forth in Schedule 4.3(b), and (ii) for the HSR Filing, no Consent of or with any court, Governmental Entity or third Person is required to be obtained by any of the Companies or any of their Subsidiaries in connection with the execution and delivery of this Agreement by either Seller or the consummation by either Seller of the transactions contemplated hereby.

Section 4.4 Reports and Financial Statements. SEACOR Environmental Services has made available to Buyer: (a) true and complete copies of each of the Companies’ and their Subsidiaries’ unaudited consolidating balance sheet dated September 30, 2011 (the “Most Recent Balance Sheet Date”) and the related unaudited consolidating statements of income and retained earnings, and stockholders’ equity for the 9 month period ended September 30, 2011 (collectively, the “Most Recent Financial Statements”), and (b) true and complete copies of each of the Companies’ and their Subsidiaries’ unaudited consolidating balance sheets dated December 31, 2010 (the “Annual Balance Sheet Date”) and December 31, 2009, including notes thereto, and the related consolidating statements of income and retained earnings, and shareholders’ equity for the fiscal years then ended (collectively with the Most Recent Financial Statements, the “Financial Statements”). The Financial Statements (i) are in accordance with the books and records of the Companies and their Subsidiaries in all material respects, (ii) have been prepared in accordance with generally accepted accounting principles of the United States of America consistently applied (“GAAP”) (except as may be indicated in the notes thereto) throughout the periods indicated and (iii) present accurately and fairly in all material respects the assets, Liabilities required to be disclosed on a balance sheet or in any footnote thereto prepared in accordance with GAAP, and financial condition of the Companies and their Subsidiaries as of such dates and the results of the operations of the Companies and their Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments (none of which are anticipated to be material) and lack footnotes and other presentation items.

Section 4.5 Absence of Undisclosed Liabilities; Indebtedness. Except for (a) Liabilities adequately reflected or reserved against in accordance with GAAP in the Financial Statements, (b) Liabilities reflected in Schedule 4.5, or (c) Liabilities that were incurred after the Most Recent Balance Sheet Date in the Ordinary Course, none of the Companies or any of their Subsidiaries have any Liabilities required to be disclosed on a balance sheet or in any footnote thereto prepared in accordance with GAAP. None of the Companies or any of their Subsidiaries or, to the knowledge of the Sellers, any of the Joint Ventures has any Indebtedness as of the Closing.

Section 4.6 Events Subsequent to Latest Financial Statements. Except as set forth in Schedule 4.6, since the Most Recent Balance Sheet Date, other than in connection with the transactions contemplated by this Agreement, each of the Companies and their Subsidiaries have conducted their business in the Ordinary Course, there has been no Material Adverse Effect, and none of the Companies or any of their Subsidiaries has:

(a) suffered any material casualty loss or damage to its assets or property (whether or not covered by insurance), or suffered any material change in the amount and scope of insurance coverage with respect to the Companies or any of their Subsidiaries;

(b) amended its Organizational Documents;

(c) split, combined or reclassified any shares of its capital stock or other equity interests;

(d) issued, sold or otherwise disposed of any of its capital stock or other equity interests, or granted any notes, bonds or other debt securities or any equity securities, securities convertible, exchangeable or exercisable into equity securities, or warrants, options, or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock or other equity interests;

(e) declared or paid any dividends or distributions on or in respect of any of its capital stock or other equity interests or redeemed, purchased or acquired, directly or indirectly, any of its equity interests;

(f) increased or announced the increase in the compensation payable or benefits to any officer or employee or changed the employment terms of or agreements with any employees, other than to satisfy any contractual obligations existing on the date hereof or to comply with applicable Law;

(g) entered into, adopted, amended, modified or terminated any bonus, profit-sharing, incentive, severance or other Plan, contract or commitment for the benefit of any employees;

(h) entered into, adopted, amended, modified or terminated any insurance policies;

(i) terminated or given written notice of termination of the employment or materially reduced the responsibilities of any director, officer or senior-level manager or had any director, officer, or senior-level manager resign or announce in writing an intention to resign or otherwise terminate employment;

(j) entered into any lease of capital equipment or real estate involving rental in excess of $50,000 per annum;

(k) entered into or materially amended or modified or terminated (in whole or in part) or granted any waiver under or given any Consent with respect to any contract, lease, instrument, license or other instrument required to be set forth on Schedule 4.13(a), Schedule 4.16 or Schedule 4.20;

(l) except as required by a concurrent change to GAAP, made any material change in its accounting principles or the methods by which such principles are applied for financial accounting purposes;

(m) changed any annual Tax accounting period, adopted or changed any method of Tax accounting, entered into any material Tax closing agreement, settled any material Tax claim, audit or assessment, made or changed any material Tax election, or filed any material amended Tax Return, in each case, related to the Companies or any of their Subsidiaries;

(n) sold, leased or otherwise disposed of any assets having a value in excess of $50,000 in any individual case or $100,000 in the aggregate other than in the Ordinary Course;

(o) incurred any Indebtedness other than intercompany Indebtedness incurred in the Ordinary Course;

(p) made any loans or advances to, or guarantees for the benefit of, any Person, other than in the Ordinary Course;

(q) mortgaged, pledged or subjected to any Lien any of its properties or assets, except for Liens incurred in the Ordinary Course;

(r) made capital expenditures or commitments therefor in excess of $100,000 in the aggregate;

(s) commenced any action, suit or litigation other than for the routine collection of bills, or settled or compromised or agreed to settle or compromise any pending or threatened action, suit or litigation;

(t) acquired by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(u) adopted any plan of merger, consolidation, reorganization, winding up, liquidation or dissolution or filed a petition in bankruptcy under any provisions of federal, state or foreign bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law; or

(v) entered into any agreement to take any of the actions described in clauses (a) through (u).

Section 4.7 Tax Matters. Except as set forth on Schedule 4.7:

(a) Filing of Returns and Payment of Taxes. All income and other material Tax Returns required to be filed on or before the Closing Date by or with respect to the Companies and their Subsidiaries have (or by the Closing Date will have) been timely and duly filed, and all such Tax Returns are correct and complete in all material respects. The Companies and their Subsidiaries have timely paid all Taxes that are due (whether or not shown on a Tax Return). The Companies and their Subsidiaries are not currently beneficiaries of any extension of time within which to file any Tax Return.

(b) Reserves. The unpaid Taxes, if any, of the Companies and their Subsidiaries (i) did not, as of the date of the Financial Statements, exceed the reserve for Tax liabilities set forth on such Financial Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Companies and their Subsidiaries in filing their Tax Returns.

(c) Extensions, etc. As of the date hereof, there is no written agreement or other document extending or waiving, or having the effect of extending or waiving, the period of assessment or collection of any income or other material Taxes with respect to the Companies or their Subsidiaries, and no power of attorney with respect to any such Taxes, has been executed or filed with the IRS or any other taxing authority that remains in force.

(d) Audits, etc. As of the date hereof no audits or other administrative proceedings or court proceedings are presently pending with respect to any Taxes of the Companies or their Subsidiaries. No deficiency for any Tax has been asserted or assessed by a Governmental Entity against the Companies or their Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and for which adequate reserves have not been made in the Financial Statements in accordance with GAAP. To the knowledge of Sellers, no claim has been made by any Governmental Entity in a jurisdiction where the Companies and their Subsidiaries do not file Tax Returns that the Companies or their Subsidiaries are or may be subject to taxation by that jurisdiction. Schedule 4.7(d) indicates those Tax Returns for taxable periods ended on or after December 31, 2008 that have been audited and those Tax Returns that, to the knowledge of Sellers, currently are the subject of audit. The Companies and their Subsidiaries have delivered to Buyer correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Companies and their Subsidiaries for taxable periods ended on or after December 31, 2008 that have been requested by Buyer in writing.

(e) Withholding. All material Taxes required to be withheld by the Companies or their Subsidiaries, including in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other Person, have been duly and timely withheld, and such withheld Taxes have been duly and timely paid to the appropriate Governmental Entity.

(f) Tax Liens. There are no material Tax liens upon the assets of the Companies or their Subsidiaries except liens for Taxes not yet due or for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been made in the Financial Statements in accordance with GAAP.

(g) Tax Status. None of the Companies nor their Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary group for federal, state, local or foreign purposes other than an affiliated, combined, consolidated or unitary group of which Holdings is the common parent. Each of the Companies and their Subsidiaries has been properly treated as a corporation for U.S. federal income tax purposes, whether by default or by election, at all times since its formation.

(h) Reportable or Listed Transactions. Neither Companies nor their Subsidiaries have participated in any transaction that is a “listed transaction” within the meaning of Code section 6707A and Treasury Regulation section 1.6011-4, or under any similar provision of state, local or foreign Law.

(i) Certain Transactions. None of the Companies nor any of their Subsidiaries (i) has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing Date in accordance with Code section 481 or any comparable or similar provision of state, local or foreign Law as a result of transactions or events occurring prior to the Closing Date, (ii) has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Code section 355(a)(1)) with respect to a transaction described in or intended to be governed by Code section 355 within the two-year period ending as of the date of this Agreement, or (iii) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (A) installment sale or other open transaction disposition made on or prior to the Closing Date; (B) prepaid amount received on or prior to the Closing Date; (C) a closing agreement described in Code section 7121 or any comparable or similar provision of state, local or foreign Law executed on or prior to the Closing Date; (D) any change in method of accounting for a taxable period or portion thereof ending on or before the Closing Date; (E) intercompany transaction or excess loss account described in Treasury Regulations section 1.1502 (or any comparable or similar provision of state, local or foreign Law); or (F) indebtedness discharged in connection with any election under Code section 108(i).

(j) Tax Sharing Agreements. Neither the Companies nor any of their Subsidiaries are party to any Tax allocation or sharing agreement and have no liability for the Taxes of any Person, including as a transferee or successor or pursuant to any contractual obligation.

Section 4.8 Litigation. Except as set forth in Schedule 4.8, (a) no Governmental Entity has notified in writing or, to the knowledge of Sellers, orally any of the Companies or any of their Subsidiaries of an intention to conduct an investigation, (b) to Sellers’ knowledge, there is no investigation by any Government Entity with respect to any of the Companies or their Subsidiaries being threatened, (c) there is no, and since the date of the Annual Balance Sheet Date there has not been any, material action, suit or litigation pending or, to the knowledge of Sellers, threatened against Sellers and, to the knowledge of Sellers, there is no other Proceeding pending or threatened against any of the Companies or their Subsidiaries or Sellers and (d) there are no material Orders of any Governmental Entity or arbitrator outstanding against any of the Companies or their Subsidiaries or Sellers.

Section 4.9 Compliance with Laws. Except as set forth in Schedule 4.9, the businesses of each of the Companies and their respective Subsidiaries are currently and have been at all times in material compliance with all applicable Laws, Orders and licensing or permit requirements of any Governmental Entity. The Companies, their Subsidiaries and, to the knowledge of the Sellers, their Joint Ventures, as applicable, have been at all times in material compliance with all terms and conditions of each Government Contract, and all statutory and regulatory requirements applicable to each Government Contract. None of the Companies or any of their Subsidiaries has received any written communication from any Governmental Entity alleging that such Company or Subsidiary is not in compliance in any material respect with any Laws. None of the Companies or their Subsidiaries are currently liable for the payment of any material claims, damages, fines, penalties or other amounts, however designated, for failure to comply with any Laws or Orders. This Section 4.9 does not relate to Section 4.7 (Tax Matters), Section 4.10 (Employee Benefits), Section 4.18 (Environmental Matters), Section 4.19 (Labor Matters) or Section 4.23 (Absence of Certain Business Practices).

Section 4.10 Employee Benefits.

(a) Schedule 4.10(a) sets forth a complete list of (i) all “employee benefit plans,” as defined in Section 3(3) of ERISA, (ii) all other severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, contracts, programs, funds, end of service gratuities, or arrangements of any kind, and (iii) all other employee benefit plans, contracts, programs, funds, or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow, or similar agreement related thereto, whether or not funded, in respect of or pursuant to which payments or benefits are provided to any present or former employees, directors, officers, shareholders, consultants, or independent contractors of any of the Companies or any of their Subsidiaries (all of the above being hereinafter individually or collectively referred to as the “Plan” or “Plans”, respectively) and separately identifies the Plans that are sponsored or maintained by any of the Companies or any of their Subsidiaries or with respect to which any of the Companies or any of their Subsidiaries has made or is required to make payments, transfers, or contributions or with respect to which any of the Companies or any of their Subsidiaries has any liability (collectively, the “Company Plans”). None of the Companies or any of their Subsidiaries have any liability with respect to any plan, arrangement or practice of the type described in the preceding sentence other than the Plans.

(b) Each Plan maintained within the United States (each a “U.S. Plan”) has been maintained, operated, and administered in accordance with its terms and any related documents or agreements and in compliance with all applicable Law, including, but not limited to, ERISA and the Code, where applicable, except for any failure to so operate and administer any Plan that would not reasonably be expected to result in a Material Adverse Effect. There have been no breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the U.S. Plans that could result in any liability under ERISA or the Code being imposed on any of the Companies or any of their Subsidiaries. Each U.S. Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for a determination letter is currently pending with the IRS, and the Company is not aware of any circumstances likely to result in the revocation of any such favorable determination letter. Except as set forth in Schedule 4.10(b), there is no pending or, to the knowledge of Sellers, threatened assessment, complaint, proceeding, or investigation of any kind in any court or Governmental Entity relating to the U.S. Plans (other than routine claims for benefits) nor is there any basis for one. There have been no transactions with respect to any U.S. Plan that would subject any of the Companies or any of their Subsidiaries to a tax or penalty imposed by either section 4975 of the Code or section 502(i) of ERISA which would reasonably be expected to result in a Material Adverse Effect.

(c) None of the Companies or any of their ERISA Affiliates currently has, and at no time in the past has had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. None of the Companies nor any party “associated” or “connected” with a Company as those terms are defined in sections 38 to 51 of the UK Pensions Act 2004, is an employer of a defined benefit plan for the purposes of section 75 of the UK Pension Act 1995.

(d) With respect to each Plan, SEACOR Environmental Services has provided or made available to Buyer true and complete copies of the following documents, to the extent applicable: (i) Plan documents for each Plan and all amendments thereto, or, in the case of an unwritten Plan, a written description thereof, (ii) the most recent Form 5500 filed with the IRS or equivalent tax filings in the relevant jurisdiction, (iii) all current summary plan descriptions, summaries of material modifications, annual reports, and summary annual reports with respect to any of the Plans, (iv) all determination letters issued by the IRS with respect to any of the Plans, (v) all current trust agreements, insurance contracts, and other documents relating to the funding or payment of benefits under any Plan, and (vi) any other documents, forms or other instruments relating to any Plan reasonably requested by the Buyer.

(e) Except as set forth on Schedule 4.10(e), no Plan provides former employees of any of the Companies or any of their Subsidiaries with post-employment benefits by reason of employment with any of the Companies or any of their Subsidiaries, other than (i) as mandated by and in compliance with Section 4980B of the Code or (ii) pension benefits payable under any Plan that is intended to be qualified under Section 401(a) of the Code.

(f) Except as set forth on Schedule 4.10(f) the consummation of the transactions contemplated by this Agreement will not (i) constitute a stated triggering event under any Plan that will result in any payment (whether of severance pay or otherwise) becoming due from any of the Companies or any their Subsidiaries to any current or former officer, employee, director or consultant (or dependents of such persons), or (ii) accelerate the vesting or timing of payment of any compensation or benefits payable under any Plan to or in respect of any current or former employee, director or consultant (or dependents of such persons) of any of the Companies or any of their Subsidiaries.

(g) All (i) benefits, expenses, and other amounts due and payable under, and (ii) contributions, transfers, or payments required to be made by the Companies or any of their Subsidiaries to or with respect to any Plan prior to the Closing Date, will have been paid, made or adequately accrued in the Financial Statements in accordance with GAAP on or before the Closing Date.

(h) None of the Companies or any of their Subsidiaries have agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of any of the Companies or any of their Subsidiaries other than the Plans, or to make any material amendments to any of the Plans.

(i) The Companies and their Subsidiaries have reserved all rights necessary to amend or terminate each of the Plans without the consent of any other person.

(j) The Transactions contemplated by this Agreement will not result in a change in the ownership or effective control or change in the ownership of a substantial portion of the assets of any of the Companies or their Subsidiaries for purposes of Section 280G(b)(2)(A)(i) of the Code.

(k) None of the Companies or any of their Subsidiaries have any obligation to any Person to cause any Plan subject to Code section 409A to comply with Code section 409A or to provide any “gross-up” or similar payment to any Person in the event any such Plan fails to comply with Code section 409A.

(l) The term “Foreign Plan” shall mean any Plan that is maintained outside of the United States. Each Foreign Plan complies with all applicable Law (including, without limitation, applicable Law regarding the form, funding and operation of the Foreign Plan) in all material respects. The Financial Statements accurately reflect the Foreign Plan liabilities and accruals for contributions required to be paid to the Foreign Plans, in accordance with applicable generally accepted accounting principles consistently applied. All contributions required to have been made to all Foreign Plans as of the Closing Date will have been made as of the Closing Date. There are no actions, suits or claims pending or, to the knowledge of Sellers, threatened with respect to the Foreign Plans (other than routine claims for benefits). There have not occurred, nor are there continuing any transactions or breaches of fiduciary duty under applicable Law with respect to any Foreign Plan which could have a Material Adverse Effect on (i) any Foreign Plan or (ii) the condition of any of the Companies, any of their Subsidiaries, or any ERISA Affiliate.

Section 4.11 Permits. Each Company and each of their respective Subsidiaries has all Permits that are necessary or legally required in order to conduct their operations in their relevant jurisdictions in the manner in which they are presently conducted (collectively, "Company Permits”), other than any Permits the failure of which to have would not reasonably be expected to result in a Material Adverse Effect. Schedule 4.11 sets forth a true, correct and complete list of all such Company Permits. All of such Company Permits are in full force and effect. No event has occurred or other fact exists with respect to the Company Permits that allows, or after notice or lapse of time or both would allow, revocation or termination of any of the Company Permits. To the knowledge of Sellers, there is not pending or threatened a Proceeding that challenges or questions the validity of or any rights of the holder under any Company Permit, except for such applications, petitions, objections or other pleadings that would not reasonably be expected to have a Material Adverse Effect. NRC is certified as a WCD Tier 3 oil spill removal organization by the United States Coast Guard for each of the captain of the port and alternate classification cities set forth on Schedule 4.11. This Section 4.11 does not relate to environmental matters, which are instead the subject of Section 4.18.

Section 4.12 Owned Real Property.

(a) Schedule 4.12(a) contains a true and complete list of all real property currently owned by any of the Companies or any of their respective Subsidiaries (the “Owned Real Property”).

(b) One of the Companies or one of their respective Subsidiaries, as the case may be, has good and marketable title to the Owned Real Property free and clear of any Liens other than (i) those Liens set forth in Schedule 4.12(b), (ii) Liens reflected or adequately reserved against in the Financial Statements in accordance with GAAP, (iii) Liens for taxes and assessments not yet due and payable or that are being contested in good faith and by appropriate proceeding, (iv) Liens of carriers, warehousemen, mechanics and materialmen and other similar statutory Liens incurred and expected to be released in the Ordinary Course, and (v) easements, rights of way, title imperfections and restrictions, zoning ordinances and other similar encumbrances affecting the real property that do not materially interfere with the operation of the real property such encumbrances affect (collectively, the “Permitted Liens”).

(c) Except as set forth in Schedule 4.12(c), there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein.

(d) Except as set forth in Schedule 4.12(d), the Owned Real Property and the Leased Real Property (collectively, the “Real Property”), together with easements appurtenant thereto, include all of the real property used or held for use in connection with or otherwise required to carry on the business of any of the Companies and their respective Subsidiaries as conducted in the Ordinary Course.

(e) None of the Companies or any of their Subsidiaries has received written notice of a proceeding in eminent domain or other similar proceeding affecting the Owned Real Property that would reasonably be expected to result in a Material Adverse Effect.

Section 4.13 Leases.

(a) Schedule 4.13(a) contains a true and complete list of all real property leases relating to the Leased Real Property to which any of the Companies or any of their Subsidiaries is a party or is bound (the “Leases”). SEACOR Environmental Services has made available to Buyer true and complete copies of the Leases. One of the Companies or one of their Subsidiaries, as the case may be, has a valid leasehold interest thereto, free and clear of all Liens, and the right to quiet enjoyment of such Leased Real Property. Other than as set forth on Schedule 4.13(a), to Sellers’ knowledge, there are no parties (other than the Companies or their Subsidiaries) in possession of any parcel of the Leased Real Property, and the Companies and their Subsidiaries enjoy peaceful and undisturbed possession of the Leased Real Property, subject to the terms and conditions of the leases set forth on Schedule 4.13(a). Except as disclosed in Schedule 4.13(a), (i) each of the Leases is in full force and effect and, to the knowledge of Sellers, is enforceable against the landlord which is party thereto in accordance with its terms, and (ii) none of the Companies or any of their Subsidiaries, and to the knowledge of Sellers, no other party, is in default under any Lease, except (x) in the case of clause (i), as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar Laws affecting creditors generally and by the availability of equitable remedies, and (y) in the cases of clauses (i) and (ii), for such failures to be enforceable or such defaults as would not reasonably be expected to result in a Material Adverse Effect.

(b) None of the Companies or any of its Subsidiaries has received written notice of a proceeding in eminent domain or other similar proceeding affecting the Leased Real Property that would reasonably be expected to result in a Material Adverse Effect.

(c) None of the Companies or any of their Subsidiaries have exercised any option to purchase any parcel of Leased Real Property. Except as set forth on Schedule 4.13(c) and for the leases described on Schedule 4.13(a), there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of the Leased Real Property.

Section 4.14 Personal Property; Sufficiency of Assets; Condition of Assets. Except for (i) Tangible Property (as defined below) used to provide the services set forth on Schedule 4.20 or (ii) as set forth in Schedule 4.14, one of the Companies or one of its Subsidiaries has good title to, or a valid leasehold interest in, all personal properties, machinery, equipment and other tangible assets of its business (the “Tangible Property”) necessary for the conduct of the business as presently conducted by the Companies and their Subsidiaries taken as a whole. All Tangible Property owned by the Companies or their Subsidiaries is owned free and clear of all Liens. Except as set forth in Schedule 4.14, the Companies’ and their Subsidiaries’ assets, properties and rights, whether tangible or intangible and including the structures, improvements and fixtures at or upon the Real Property are in the possession or control of the Companies and their Subsidiaries, as appropriate, are in good operating condition, subject to normal wear and tear, have no material deferred maintenance obligation and have been maintained in material compliance with all applicable warranties. Except as set forth in Schedule 4.14, none of the vessels owned or leased by the Companies or their Subsidiaries has been registered or is required to be registered pursuant to any title registration system maintained by a Governmental Entity. Except for such services as are subject to the Transition Services Agreement, the Companies and the Subsidiaries are the only entities through which the business of the Companies and the Subsidiaries is conducted.

Section 4.15 Intellectual Property.

(a) Schedule 4.15(a) sets forth a true and complete list, as of the date hereof, of (i) all patents and pending patent applications, (ii) all trademark registrations (including internet domain names) and pending trademark registrations, (iii) all copyright registrations and pending copyright applications, and (iv) all service marks and trade names. The term "Intellectual Property” means all trademarks, service marks, trade names, copyrights, trade secrets, domain names, software (other than commercially available software) and patents, including patent applications, registrations and applications to register or renew the registration of any of the foregoing. The term “Company Intellectual Property” means Intellectual Property owned by any of the Companies or any of their Subsidiaries that is used or held for use in or necessary for the conduct of the business of any of the Companies or their Subsidiaries. Except as set forth in Schedule 4.15(a), (i) the conduct of the respective businesses of the Companies and their Subsidiaries as currently conducted does not infringe on or constitute the misappropriation of any Intellectual Property rights of any third party, and (ii) to Sellers’ knowledge, there is no claim of any Person that challenges the rights of any of the Companies or any of their Subsidiaries in respect of any Intellectual Property; except, in each case, for infringements or claims that could not reasonably be expected to result in a Material Adverse Effect.

(b) Schedule 4.15(b) sets forth a true and complete list, as of the date hereof, of all Licenses. The term “Licenses” means all material written licenses to which any of the Companies or any of their Subsidiaries is a party, pursuant to which (i) any of the Companies or any of their Subsidiaries grants any Person any right to use any of the Company Intellectual Property or (ii) any Person or entity grants any of the Companies or any of their Subsidiaries the right to use or practice any Intellectual Property not owned by any of the Companies or any of their Subsidiaries (other than licenses to generally commercially available off-the-shelf software). SEACOR Environmental Services has furnished or made available to Buyer true and correct copies of the Licenses listed in Schedule 4.15(b) (other than licenses to commercially available software). None of the Companies, any of their Subsidiaries, or, to the knowledge of Sellers, any other party thereto, is in default under any License, and each License is in full force and effect as to a Company or Subsidiary thereof party thereto, and to the knowledge of Sellers, as to each other party thereto except for such defaults and failures to be so in full force and effect as could not reasonably be expected to result in a Material Adverse Effect.

Section 4.16 Material Contracts.

(a) Schedule 4.16(a) contains a true and complete list, as of the date hereof, of all Material Contracts. The term “Material Contracts” means all of the following types of contracts and agreements to which any Company or any Subsidiary of any Company is a party:

(i) all contracts and agreements with current officers, directors, other employees, consultants, advisors, or sales representatives of a Company or a Subsidiary thereof (including former officers, directors, other employees, consultants, advisors, or sales representatives to the extent there remain as of the date hereof obligations to be performed by a Company or Subsidiary thereof);

(ii) any severance, bonus (including sale bonus), deferred compensation, pension, success, change of control, retention, profit sharing, option, equity incentive or retirement plan, contract or arrangement or other similar Plan or arrangement;

(iii) all collective bargaining agreements or other agreements with any labor union currently representing employees of any of the Companies or any of their Subsidiaries;

(iv) all mortgages, indentures, security agreements, notes, loan or credit agreements or guarantees of the Indebtedness of a third party (other than any of the Companies or any of their Subsidiaries);

(v) any hedging arrangement;

(vi) joint venture, limited partnership, teaming agreements or profit or loss sharing agreements and agreements or commitments to make an equity investment in any Person;

(vii) contracts, agreements and other instruments and arrangements (or group of related contracts, agreements or other instruments and arrangements) for the purchase by any of the Companies or any of their Subsidiaries of materials, supplies, products or services, and contracts, agreements and other instruments or arrangements (or group of related contracts, agreements or other instruments and arrangements) for the sale or provision by any of the Companies or any of their Subsidiaries of materials, supplies, products or services, in each case, under which the amount that would reasonably be expected to be paid or received by the Companies and/or any of their Subsidiaries exceeds $350,000 per annum or $1,000,000 in the aggregate;

(viii) all contracts, agreements and other instruments and arrangements, for the purchase by any of the Companies or any of their Subsidiaries of materials, supplies, products or services under which such supplier is a sole source supplier and under which the amount that would reasonably be expected to be paid or received by the Companies and/or any of their Subsidiaries exceeds $50,000 per annum or $250,000 in the aggregate;

(ix) any lease (or group of related leases with the same Person or for the same materials, products, services or supplies) other than the Real Property Leases under which a Company or one of its Subsidiaries is lessor or lessee and which requires a Company or one of its Subsidiaries to make annual payments in excess of $50,000;

(x) any agreement or series of related agreements, including any option agreement, relating to the acquisition or disposition by any Company or any of its Subsidiaries of any business, a material amount of stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(xi) any agreement that (A) limits the freedom of any of the Companies or any of their Subsidiaries to solicit any Person or compete in any line of business or with any Person or in any area or that would so limit the freedom of any of the Companies or any of their Subsidiaries after the Closing, or (B) contains exclusivity obligations or restrictions binding on any of the Companies or any of their Subsidiaries;

(xii) any non-disclosure or confidentiality agreement not entered into in the Ordinary Course;

(xiii) stockholder agreements, voting trusts or other agreements or understandings to which any Company or any of its Subsidiaries is a party or to which any Company or any of its Subsidiaries is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock of any Company or any of its Subsidiaries;

(xiv) any License (A) under which the Company or any of its Subsidiaries is either a licensor or licensee and which involves payments of $50,000 in the aggregate or more or (B) with any distributor, dealer, reseller, franchise, manufacturer’s representative, or sales agency or any other similar contract or commitment involving payments of $50,000 in the aggregate or more;

(xv) any agreement granting exclusive rights to, or providing for the sale of, all or any portion of any rights in or to the Intellectual Property owned, maintained, practiced or utilized by the any of the Companies or their Subsidiaries;

(xvi) any agreement or arrangement with any Person for such Person to develop or license any Intellectual Property or other asset expected to be used or currently used or useful in the respective business of the Company or any of its Subsidiaries;

(xvii) any agreement or arrangement providing for the payment of any commission based on sales other than to employees of the Company or any of its Subsidiaries

(xviii) any agreement or commitment for the acquisition, construction or sale of fixed assets owned or to be owned by any of the Companies or their Subsidiaries that involves future payments of more than $100,000;

(xix) any agreement or commitment providing for capital expenditures in excess of $100,000 in any one year;

(xx) any Government Contract;

(xxi) any agreement that provides for any continuing representation or warranty or any indemnification obligation or under which any of the Companies or their Subsidiaries have any continuing material Liability or obligation that arose in connection with the purchase or disposition of any business or assets of any of the Companies or their Subsidiaries;

(xxii) any power of attorney or similar grant of agency by any of the Companies or their Subsidiaries;

(xxiii) any agreements made by any of the Companies or their Subsidiaries with any of the customers or suppliers set forth on Schedule 4.22; and

(xxiv) any contract or agreement entered into other than in the Ordinary Course involving aggregate payments in excess of $100,000, to be made by or to the Company or any of its Subsidiaries after the date hereof.

(b) SEACOR Environmental Services has delivered or made available to Buyer true and complete copies of each Material Contract. Except as set forth on Schedule 4.16(b), each Material Contract is valid and binding on the Companies or one of their Subsidiaries, as applicable, and, to Sellers’ knowledge, each other party thereto and is in full force and effect and enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar Laws affecting creditors generally and by the availability of equitable remedies) and none of the Companies or their Subsidiaries, or, to the knowledge of Sellers, any other party thereto, has materially breached any provision of, or materially defaulted under the terms of any such contract and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a material default or breach by any of the Companies or their Subsidiaries or, to Sellers’ knowledge, constitute a material breach or default of any other party to such contract, or would permit material modification or acceleration or termination of any such contract, or result in the creation of a material Lien on any of the assets of any of the Companies or their Subsidiaries or the Purchased Equity. No party to any such contract has repudiated in writing any of the terms thereof or threatened in writing to terminate, cancel or not renew such contract. There is no outstanding and active bid or tender or service proposal that, if accepted, would be required to be set forth on Schedule 4.16(a). To the knowledge of Sellers, none of the Government Contracts is currently subject to any bid protest by any Governmental Entity. None of the Companies, their Subsidiaries or, to the knowledge of the Sellers, their Joint Ventures or their employees are required to hold any security clearances to perform any Government Contracts.

(c) A true and complete copy of the standard terms and conditions applicable to sales, purchases, licenses, leases or other dispositions of services or products of any of the Companies or their Subsidiaries is set forth on Schedule 4.16(c) (the “Standard Ts&Cs”).

Section 4.17 Insurance. Schedule 4.17 sets forth a true and complete list of all of the policies of insurance carried by any of the Companies or any of their Subsidiaries within the three years preceding the date of this Agreement for the benefit of or in connection with the business of the Company and its Subsidiaries and the applicable termination or renewal dates of such policies. All requirements to purchase insurance assumed under contract or statutory requirements have been complied with in all material respects, including requirements to provide and/or retain evidence of such insurance. Each insurance policy is in full force and effect and no notice of termination or cancellation of any such policy has been received by any of the Companies or any of their Subsidiaries. There is no breach by any of the Companies or any of their Subsidiaries or, to the knowledge of Sellers, by any other party of any term or condition of any policy. All policy premiums due and payable prior to the Closing have been or will be (on or prior to the Closing Date) paid up to and through the Closing. No material premium adjustments are pending under any of the polices, and none of the policies provide for retrospective premium adjustments except for liability or casualty policies that are customarily subject to an audit following expiration of such policy, and the Companies and their Subsidiaries have given notice to the insurers of all known material claims for which the Company or its Subsidiaries intends to be insured under any policy. During the last two years, none of the Companies nor any of their Subsidiaries have been refused any insurance with respect to its assets or business, nor has coverage been limited by any insurance carrier to which any of the Companies or their Subsidiaries have applied for insurance or with which any of the Companies or any of their Subsidiaries have carried insurance.

Section 4.18 Environmental Matters.

(a) Except as disclosed in Schedule 4.18(a), each Company and its Subsidiaries has been in the past and currently is in compliance in all material respects with all Environmental, Health and Safety Laws. During the current or past ownership, lease or use of any real property by the Companies or their Subsidiaries, no event has occurred and, to the knowledge of Sellers, no circumstance exists that (with or without notice or lapse of time) (i) would constitute or result in a material violation by any Company or its Subsidiaries of, or a failure on its part to comply with, any Environmental, Health and Safety Law, (ii) would give rise to a material Liability of the Companies or their Subsidiaries under any Environmental Health and Safety Laws, or (iii) would give rise to any material obligation on the part of any Company or any Subsidiary thereof to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b) Except as set forth in Schedule 4.18(b), each Company and its Subsidiaries possesses and is in compliance in all material respects with, and has at all times been in compliance in all material respects with, all Permits relating to the Environmental, Health and Safety Laws necessary to conduct the business of such Company or Subsidiary.

(c) Except as set forth in Schedule 4.18(c), (i) the operations of each Company and its Subsidiaries have not resulted in any Release of Hazardous Substances, (ii) during the current or past ownership or lease of any real property by the Companies or their Subsidiaries, there has not been any Release of Hazardous Substances to such real property, and (iii) to the knowledge of Sellers, no Hazardous Substances are present at any real property currently or formerly owned, leased or occupied by the Companies or their Subsidiaries, in each case, at levels that could result in the Company or its Subsidiaries being responsible for the investigation or remediation of such Hazardous Substances.

(d) Except as set forth in Schedule 4.18(d), each Company and its Subsidiaries has not manufactured, generated, used, transported, stored, treated or disposed of or arranged for the disposal of Hazardous Substances in a manner that would reasonably be expected to give rise to a material Liability under any Environmental, Health and Safety Law or in violation of any Environmental, Health and Safety Laws.

(e) Except as set forth in Schedule 4.18(e), each Company and its Subsidiaries does not own or operate, and has not owned or operated, any underground storage tanks and, to the knowledge of Sellers, no underground tanks are located in, at, on or under property now owned, leased or operated by any Company or any Subsidiary thereof, and, to the knowledge of Sellers, no underground storage tanks have been located in, at, on or under property formerly owned, leased or operated by the Companies or any of their Subsidiaries.

(f) Except as set forth in Schedule 4.18(f), (i) none of the Companies or their Subsidiaries currently or, to the knowledge of Sellers, formerly owned, leased or operated properties or operations are the subject of any Proceeding, settlement, or Material Contract relating to Environmental, Health and Safety Laws or Hazardous Substances, (ii) none of the Companies or their Subsidiaries have received written notice of any investigation that has been commenced or a written request for information concerning Hazardous Substances or the Companies’ or their Subsidiaries’ compliance with Environmental, Health and Safety Laws, (iii) no action, suit or litigation is pending or, to the knowledge of Sellers, threatened and, to the knowledge of Sellers, there are no other Proceedings pending or threatened against any of the Companies or their Subsidiaries alleging any violation or Liability under Environmental, Health and Safety Laws and (iv) no written notice has been received by any of the Companies or their Subsidiaries alleging any violation of or Liability under any Environmental, Health and Safety Laws, or requiring or seeking to impose upon any of the Companies or their Subsidiaries, any property currently or formerly owned, leased or operated by the Companies or their Subsidiaries, or any operation of the Companies or their Subsidiaries, any investigatory or remedial action or obligation under any Environmental, Health and Safety Law.

Section 4.19 Labor Matters. Schedule 4.19 sets forth a true and complete list as of the date hereof of all Company Employees and their title, date of hire, active or inactive status, current annual base salary or hourly wage compensation and incentive or bonus compensation as of the date hereof. Except as set forth in Schedule 4.19(a) through (i), since the Annual Balance Sheet Date, none of the Companies or any of their respective Subsidiaries have:

(a) received notice from any Governmental Entity of any investigation by any Governmental Entity regarding noncompliance with applicable immigration laws, including but not limited to U.S. Social Security Administration “No-Match” letters;

(b) materially violated any Laws respecting employment and employment practices, terms and conditions of employment and wages and hours in connection with the employment of any Employees, including any such Laws relating to wages and hours, payment of wages, child labor, family and medical leave, access to facilities and employment opportunities for disabled persons, employment discrimination (including discrimination based upon sex, pregnancy, marital status, age, race, color, national origin, ethnicity, sexual orientation, disability, veteran status, religion or other classification protected by law or retaliation for exercise of rights under applicable Law), equal employment opportunities and affirmative action, employee privacy, fair employment practices, and the collection and payment of all Taxes and other withholdings;

(c) been liable for the payment of any claims, damages, fines, penalties, or other amounts to any current or former Employees, however designated, for failure to comply with any employment Laws, or is party to any judgment, settlement agreement, consent decree, or other agreement with any Governmental Entity requiring continuing compliance or reporting obligations entered into to resolve any labor or employment matter. Except as set forth on in Schedule 4.19(c), there are no formal actions, proceedings, controversies, grievances, charges, proceedings or investigations against any of the Companies or their respective Subsidiaries pending or, to the knowledge of Sellers, threatened to be brought or filed by or with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to alleged violation of any employment Laws;

(d) materially violated any Laws regulating occupational safety and health including, but not limited to, the U.S. Occupational Safety and Health Act, 29 U.S.C. §§ 651, et seq., or applicable regulations promulgated by any Governmental Entity (including without limitation the Occupational Health and Safety Administration (“OSHA”) or comparable state agencies). There are currently no citations or other proceedings under applicable occupational safety and health Laws or regulations pending against any of the Companies or their respective Subsidiaries, and none of the Companies or their respective Subsidiaries have been cited by any Governmental Entity (including OSHA or any comparable state agency) for violations of applicable occupational health and safety Laws any time in the last five years. Further, all of the Companies and their respective Subsidiaries maintain workers’ compensation coverage for all Employees in accordance with applicable Laws;

(e) implemented any plant closing, mass layoff or redundancy of Employees that could require notice and/or consultation (without regard to any actions that could be taken by the Buyer following the Closing) under applicable Laws (including without limitation the Worker Adjustment and Retraining Notification Act of 1988, as amended, 29 U.S.C. §§ 2101, et seq., or any similar state Laws);

(f) except as set forth on in Schedule 4.19(f), been a party to, or bound by, any collective bargaining agreement, effects bargaining agreement, neutrality or card-check recognition agreement, or other labor agreement within the definition of Section 301 of the Labor Management Relations Act, 29 U.S.C. § 185, with any labor organization representing any Employees;

(g) experienced any strike, work slowdown or other work stoppage, picketing, handbilling, bannering or other concerted activity due to any organizing activities or labor dispute pending or, to the knowledge of Sellers, threatened against any of the Companies or their respective Subsidiaries;

(h) except as set forth on in Schedule 4.19(h), recognized any labor organization as the representative of any Employees, received any demand for recognition from any labor organization, or been party to any petition for recognition or representation rights with any Governmental Entity with respect to any Employees; and

(i) committed any violation of any labor Laws of any jurisdiction where any of the Companies or their respective Subsidiaries employ Employees, including without limitation any violations of Section 8 of the National Labor Relations Act as amended, 29 U.S.C. § 158. There are currently no unfair labor practice charges or complaints pending with any Governmental Entity alleging any violations of applicable labor Laws pending against any of the Companies or their respective Subsidiaries, and none of the Companies or their respective Subsidiaries has been subject to any remedial order issued by any Governmental Entity (including without limitation the National Labor Relations Board) for violations of applicable labor Laws any time in the last five years.

Section 4.20 Affiliate Transactions. Schedule 4.20 sets forth a list of all services provided by Sellers or any Affiliate of Sellers (other than any of the Companies and their Subsidiaries) to the Companies and their Subsidiaries. Except any assets (tangible or intangible) used to provide the services set forth on Schedule 4.20 or as set forth in Schedule 4.20, (i) none of the Companies or any of their Subsidiaries or their officers, managers, directors or members are party to any agreement with Sellers or any Affiliate of Sellers (other than the Companies and their Subsidiaries) and (ii) Sellers do not have any interest in any of assets or property owned by any of the Companies or their Subsidiaries or used in the conduct of the Companies’ or their Subsidiaries’ businesses and, without prejudice to the generality of the foregoing, no Indebtedness (actual or contingent) is outstanding between the Companies or their Subsidiaries, on the one hand, and Sellers or an Affiliate of Sellers (other than the Companies and their Subsidiaries) on the other hand.

Section 4.21 Accounts Receivable. The accounts receivable of the Companies and their Subsidiaries reflected in the Financial Statements and such additional accounts receivable as are reflected on the books of the Companies and their Subsidiaries on the date hereof (a) are valid, genuine and subsisting, arise out of bona fide sales and deliveries of goods, performance of services or other business transactions and are not subject to defenses, set-offs or counterclaims, and (b) have not been assigned or pledged to any Person. Schedule 4.21 sets forth all accounts receivable (including the account receivable debtor) that have been outstanding for more than 120 days.

Section 4.22 Customers and Suppliers. Schedule 4.22 sets forth the 10 largest suppliers (in terms of dollars spent by the Companies and their Subsidiaries) and the 10 largest customers (in terms of dollars billed by the Companies and their Subsidiaries) of each of the Companies and their Subsidiaries during the calendar years 2010 and 2011, together with the dollar amount of goods purchased by any Company or any of its Subsidiaries from each such supplier and the dollar amount billed by any Company or any of its Subsidiaries to each customer during each such period (the “Major Business Partners”). Except as otherwise set forth in Schedule 4.22, each Company and each of their respective Subsidiaries maintains good relations with its respective Major Business Partners, and no such party has canceled, terminated or materially modified or, to the knowledge of Sellers, made any threat in writing to cancel, terminate or otherwise materially modify its relationship with or to decrease its services or supplies to or its direct or indirect purchase or usage of the products or services of any of the Companies or their Subsidiaries. No material rebates (volume or otherwise) discounts or benefits are due, accruing due or payable to any customer of any of the Companies or any of their Subsidiaries except in the Ordinary Course. Except as set forth on Schedule 4.22, no supplier of the Companies’ and their respective Subsidiaries is a sole source supplier, or during the last 12 months, has any of the Companies or its respective Subsidiaries been dependent upon any one supplier for more than 10% by value of its purchases.

Section 4.23 Absence of Certain Business Practices. None of the Companies or any of their Subsidiaries or other Person acting on behalf of or associated with the Companies or any of their Subsidiaries, acting alone or together, has engaged in any act or practice which would constitute a material violation of the Foreign Corrupt Practices Act of 1977, or any rules or regulations promulgated thereunder, including (a) receiving, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign) or other Person, or (b) directly or indirectly, giving or agreeing to give any money or gift to any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of any of the Companies or their Subsidiaries (or assist any of the Companies or their Subsidiaries in connection with any actual or proposed transaction) which (i) may subject any of the Companies or their Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had an adverse effect on the assets, business, operations or prospects of any of the Companies or their Subsidiaries or (iii) if not continued in the future, may adversely affect the assets, business, operations or prospects of any of the Companies or their Subsidiaries. Each transaction in connection with any of the Companies or any of their Subsidiaries is properly and accurately recorded on the books and records of the Companies and their Subsidiaries in all material respects, and each document upon which entries in the Companies’ or any of their Subsidiaries’ books and records are based is complete and accurate in all material respects. The Companies and their Subsidiaries maintain a system of internal accounting controls designed to adequately ensure that they maintain no off-the-books accounts and that the assets of the Companies and their Subsidiaries are used only in accordance with the Companies’ and their Subsidiaries’ management directives.

Section 4.24 Bank and Brokerage Accounts. Schedule 4.24 sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Companies or any of their Subsidiaries have an account or safe deposit box or maintain a banking, custodial, trading or other similar relationship and (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Companies or any of their Subsidiaries having signatory power with respect thereto.

Section 4.25 No Powers of Attorney. Except as set forth in Schedule 4.25, none of the Companies or any of their Subsidiaries has any powers of attorney or comparable delegations of authority outstanding.

Section 4.26 Brokers and Finders. Other than Houlihan Lokey, none of the Companies or any of their Subsidiaries have employed any broker or finder in connection with the transactions contemplated herein so as to give rise to any claim against Buyer, the Companies or any of their Subsidiaries for any brokerage or finder’s commission, fee or similar compensation.

Section 4.27 Warranties. Except as otherwise set forth on Schedule 4.27, (a) each of the products sold and services provided by the Companies and their Subsidiaries meet, and at all times have met, in all material respects, all applicable standards for quality and workmanship prescribed by Law and the applicable contracts, (b) there is no action, suit or litigation pending or, to the knowledge of Sellers, threatened against either Seller and, to the knowledge of Sellers, there is no other Proceeding pending or threatened by or before any Governmental Entity relating to any product alleged to have been manufactured, distributed or sold or any service provided by any Company or any Subsidiary thereof, and alleged to have been defective or improperly designed or manufactured or provided or in breach of any express or implied product warranty and (c) there exists no pending or, to Sellers’ knowledge, threatened warranty claims relating to any Company or any Subsidiary thereof, except to the extent adequately reserved for on the face of the Financial Statements, and to Sellers’ knowledge, there is no reasonable basis for any such claim.

Section 4.28 Joint Ventures.

(a) Organization and Authority. Each of the Joint Ventures is an entity validly existing under the Laws of the jurisdiction of its formation and has the requisite corporate or other entity power and authority to own, operate or lease its properties and carry on its business as now conducted.

(b) Capitalization. Schedule 4.28(b) lists for each Joint Venture the shares of capital stock or other equity interests of such Joint Venture that are authorized, the shares of capital stock or other equity interests of such Joint Venture that are issued and outstanding and the Persons owning such issued and outstanding shares or other equity interests. All issued and outstanding shares of capital stock of the Joint Ventures have been duly authorized and validly issued, are fully paid and nonassessable and are legally and beneficially owned by the Persons listed in Schedule 4.28(b) free and clear of any Liens other than as set forth on Schedule 4.28(b).

(c) Agreements with Respect to Common Stock. Except as set forth in Section 4.28(b), or Schedule 4.28(c), there are no (i) preemptive or similar rights on the part of any holders of any class of securities of any of the Joint Ventures, or (ii) stockholder agreements, voting trusts or other agreements or understandings to which any of the Joint Ventures is a party or to which any of the Joint Ventures is bound relating to the voting, purchase, redemption or other acquisition of any shares of the capital stock or other equity interests of any of the Joint Ventures. There are no subscriptions, options, warrants, conversion, exchange or other rights, agreements or commitments of any kind obligating any of the Joint Ventures to issue or sell, or cause to be issued and sold, any shares of capital stock or other equity interests of such Joint Ventures or any securities convertible into or exchangeable for any such shares or other equity interests.

(d) Conflicts, Consents.

(i) Conflicts. Except as set forth in Schedule 4.28(d)(i), the execution and delivery of this Agreement by Sellers, and the consummation by Sellers of the transactions contemplated hereby, do not and will not (I) conflict with or constitute a violation of or default or event of default under (or any event that, with or without notice or lapse of time or both, would constitute a default or event of default under), or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, or create in any Person additional rights or compensation under, or require notice to or the Consent of any Person under any provision of (A) the Organizational Documents of any of the Joint Ventures or (B) to the knowledge of the Sellers, any mortgage, indenture, loan agreement, note, bond, deed of trust, other agreement, commitment or obligation for the borrowing of money or the obtaining of credit, lease, Plan or other material agreement, contract, license, franchise, Permit or instrument to which any of the Joint Ventures may be bound, (II) to the knowledge of the Sellers, conflict with any Law or Order applicable to or relating to any Joint Venture, or (III) to the knowledge of the Sellers, result in the creation or imposition of any Lien on any of the assets of any of the Joint Ventures, other than, in the case of clauses (I)(B), (II) and (III), any conflicts, violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(ii) Consents. Except as set forth in Schedule 4.28(d)(ii), no Consent of or with any court, Governmental Entity or third Person is required to be obtained by any of the Joint Ventures in connection with the execution and delivery of this Agreement by Sellers or the consummation by Sellers of the transactions contemplated hereby

(e) Compliance with Laws; Litigation. To the knowledge of the Sellers, the businesses of each of the Joint Ventures are currently and have been at all times in material compliance with all applicable Laws, Orders and licensing or permit requirements of any Governmental Entity. Except as set forth in Schedule 4.28(e), to the knowledge of the Sellers, (a) there is no material Proceeding pending or threatened against the Joint Ventures, and (b) there are no material Orders of any Governmental Entity or arbitrator outstanding against any of the Joint Ventures.

(f) Tax Matters. To the knowledge of the Sellers:

(i) Filing of Returns and Payment of Taxes. All income and other material Tax Returns required to be filed on or before the Closing Date by or with respect to any of the Joint Ventures have (or by the Closing Date will have) been timely and duly filed, and all such Tax Returns are correct and complete in all material respects. The Joint Ventures have timely paid all Taxes that are due (whether or not shown on a Tax Return). The Joint Ventures are not currently beneficiaries of any extension of time within which to file any Tax Return.

(ii) Reserves. The unpaid Taxes, if any, of the Joint Ventures (i) did not, as of the date of the financial statements for such Joint Ventures, exceed the reserve for Tax liabilities set forth on such financial statements and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Joint Ventures in filing their Tax Returns.

(iii) Extensions, etc. As of the date hereof, there is no written agreement or other document extending or waiving, or having the effect of extending or waiving, the period of assessment or collection of any income or other material Taxes with respect to the Joint Ventures, and no power of attorney with respect to any such Taxes, has been executed or filed with the IRS or any other taxing authority that remains in force.

(iv) Audits, etc. As of the date hereof no audits or other administrative proceedings or court proceedings are presently pending with respect to any Taxes of the Joint Ventures. No deficiency for any Tax has been asserted or assessed by a Governmental Entity against the Joint Ventures which deficiency has not been paid or is not being contested in good faith in appropriate proceedings and for which adequate reserves have not been made in the Financial Statements in accordance with GAAP. No claim has been made by any Governmental Entity in a jurisdiction where the Joint Ventures do not file Tax Returns that the Joint Ventures are or may be subject to taxation by that jurisdiction.

(v) Withholding. All material Taxes required to be withheld by the Joint Ventures, including in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other Person, have been duly and timely withheld, and such withheld Taxes have been duly and timely paid to the appropriate Governmental Entity.

(vi) Tax Liens. There are no material Tax liens upon the assets of the Joint Ventures, except liens for Taxes not yet due or for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been made in the Financial Statements in accordance with GAAP.

(vii) Tax Status. None of the Joint Ventures has ever been a member of an affiliated, combined, consolidated or unitary group for federal, state, local or foreign purposes. Each of the Joint Ventures in which any of Companies and their Subsidiaries is invested has been properly treated as a partnership for U.S. federal income tax purposes, whether by default or by election, at all times since its formation.

(viii) Reportable or Listed Transactions. None of the Joint Ventures have participated in any transaction that is a “listed transaction” within the meaning of Code section 6707A and Treasury Regulation section 1.6011-4, or under any comparable or similar provision of state, local or foreign Law.

(ix) Certain Transactions. None of the Joint Ventures (i) has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing Date in accordance with Code section 481 or any comparable or similar provision of state, local or foreign Law as a result of transactions or events occurring prior to the Closing Date, (ii) has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Code section 355(a)(1)) with respect to a transaction described in or intended to be governed by Code section 355 within the two-year period ending as of the date of this Agreement, or (iii) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any: (A) installment sale or other open transaction disposition made on or prior to the Closing Date; (B) prepaid amount received on or prior to the Closing Date; (C) a closing agreement described in Code section 7121 or any comparable or similar provision of state, local or foreign Law executed on or prior to the Closing Date; (D) any change in method of accounting for a taxable period or portion thereof ending on or before the Closing Date; (E) intercompany transaction or excess loss account described in Treasury Regulations section 1.1502, or any comparable or similar provision of state, local or foreign Law; or (F) indebtedness discharged in connection with any election under Code section 108(i) or any comparable or similar provision of state, local or foreign Law.

(x) Tax Sharing Agreements. None of the Joint Ventures are party to any Tax allocation or sharing agreement and have no liability for the Taxes of any Person, including as a transferee or successor or pursuant to any contractual obligation.

(g) Employee Benefit, Labor and Employment Matters. To the knowledge of the Sellers:

(i) Each Foreign Plan maintained by a Joint Venture (a “JV Plan”) complies with all applicable Law (including, without limitation, applicable Law regarding the form, funding and operation of the JV Plan) in all material respects. The Financial Statements accurately reflect the JV Plan liabilities and accruals for contributions required to be paid to the JV Plans, in accordance with GAAP. All contributions required to have been made to all JV Plans as of the Closing Date will have been made as of the Closing Date. There are no actions, suits or claims pending or threatened with respect to the JV Plans (other than routine claims for benefits). There have not occurred, nor are there continuing any transactions or breaches of fiduciary duty under applicable Law with respect to any JV Plan which could have a Material Adverse Effect on (i) any JV Plan or (ii) the condition of any of the Joint Ventures.

(ii) Since the Annual Balance Sheet Date, no Joint Venture has:

(A) received notice from any Governmental Entity of any investigation by any Governmental Entity regarding noncompliance with applicable immigration laws;

(B) materially violated any Laws respecting employment and employment practices, terms and conditions of employment and wages and hours in connection with the employment of any employees of such Joint Venture, including any such Laws relating to wages and hours, payment of wages, child labor, family and medical leave, access to facilities and employment opportunities for disabled persons, employment discrimination (including discrimination based upon sex, pregnancy, marital status, age, race, color, national origin, ethnicity, sexual orientation, disability, veteran status, religion or other classification protected by law or retaliation for exercise of rights under applicable Law), equal employment opportunities and affirmative action, employee privacy, fair employment practices, and the collection and payment of all Taxes and other withholdings;

(C) been liable for the payment of any claims, damages, fines, penalties, or other amounts to any current or former employees, however designated, for failure to comply with any employment Laws, or is party to any judgment, settlement agreement, consent decree, or other agreement with any Governmental Entity requiring continuing compliance or reporting obligations entered into to resolve any labor or employment matter. Except as set forth on in Schedule 4.28(g)(ii)(C), there are no formal actions, proceedings, controversies, grievances, charges, proceedings or investigations against any of the Joint Ventures pending or threatened to be brought or filed by or with any Governmental Entity or arbitrator based on, arising out of, in connection with, or otherwise relating to alleged violation of any employment Laws;

(D) been cited by any Governmental Entity for violations of applicable occupational health and safety Laws any time in the last five years;

(E) except as set forth on in Schedule 4.28(g)(ii)(E), been a party to, or bound by, any collective bargaining agreement, effects bargaining agreement, neutrality or card-check recognition agreement, or other labor agreement within the definition of Section 301 of the Labor Management Relations Act, 29 U.S.C. § 185, with any labor organization representing any employees;

(F) experienced any strike, work slowdown or other work stoppage, picketing, handbilling, bannering or other concerted activity due to any organizing activities or labor dispute pending or threatened against any of the Joint Ventures;

(G) recognized any labor organization as the representative of any employees of any Joint Venture, received any demand for recognition from any labor organization, or been party to any petition for recognition or representation rights with any Governmental Entity with respect to any employees; or

(H) been subject to any remedial order issued by any Governmental Entity for violations of applicable labor Laws any time in the last five years.

(h) Real Property Matters. To the knowledge of the Sellers:

(i) Schedule 4.28(h)(i) contains a true and complete list of all real property currently owned by any Joint Venture (the “JV Owned Real Property”).

(ii) One of the Joint Ventures has good and marketable title to the JV Owned Real Property free and clear of any Liens other than Permitted Liens.

(iii) Except as set forth in Schedule 4.28(h)(iii), there are no outstanding options or rights of first refusal to purchase the JV Owned Real Property, or any portion thereof or interest therein.

(iv) Except as set forth in Schedule 4.28(h)(iv), the JV Owned Real Property together with easements appurtenant thereto, include all of the real property used or held for use in connection with or otherwise required to carry on the business of any of the Joint Ventures as conducted in the Ordinary Course.

(v) None of the Joint Ventures has received written notice of a proceeding in eminent domain or other similar proceeding affecting the JV Owned Real Property that would reasonably be expected to result in a Material Adverse Effect.

(i) JV Leased Property. To the knowledge of the Sellers:

(i) Schedule 4.28(i) contains a true and complete list of all real property leases relating to the JV Leased Real Property to which any of the Joint Ventures is a party or is bound (the “JV Leases”).

(ii) One of the Joint Ventures has a valid leasehold interest thereto, free and clear of all Liens, and the right to quiet enjoyment of such JV Leased Real Property. Other than as set forth on Schedule 4.28(i), there are no parties (other than the Joint Ventures) in possession of any parcel of the JV Leased Real Property, and the Joint Ventures enjoy peaceful and undisturbed possession of the JV Leased Real Property, subject to the terms and conditions of the leases set forth on Schedule 4.28(i).

(iii) Except as disclosed in Schedule 4.28(i), (i) each of the JV Leases is in full force and effect and is enforceable against the landlord which is party thereto in accordance with its terms, and (ii) none of the Joint Ventures and no other party is in default under any JV Lease, except (x) in the case of clause (i), as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar Laws affecting creditors generally and by the availability of equitable remedies, and (y) in the cases of clauses (i) and (ii), for such failures to be enforceable or such defaults as would not reasonably be expected to result in a Material Adverse Effect.

(iv) No Joint Venture has received written notice of a proceeding in eminent domain or other similar proceeding affecting the JV Leased Real Property that would reasonably be expected to result in a Material Adverse Effect.

(v) No Joint Venture has exercised any option to purchase any parcel of JV Leased Real Property. Except for the leases described on Schedule 4.28(i), there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of the JV Leased Real Property.

(j) Intellectual Property Matters. To the knowledge of the Sellers, (i) the conduct of the respective businesses of the Joint Ventures as currently conducted does not infringe on or constitute the misappropriation of any Intellectual Property rights of any third party, and (ii)  there is no claim of any Person that challenges the rights of any of the Joint Ventures in respect of any Intellectual Property; except, in each case, for infringements or claims that could not reasonably be expected to result in a Material Adverse Effect.

(k) Environmental Matters. Except as set forth in Schedule 4.28(k), to the knowledge of the Sellers, (i) the operations of each Joint Venture have not resulted in any Release of Hazardous Substances, and no Hazardous Substances are present, at levels requiring investigation or remediation in, on, under or about any real property currently or in the past owned, leased or operated by any Joint Venture, (ii) no Joint Venture has manufactured, generated, used, transported, stored, treated or disposed of or arranged for the disposal of Hazardous Substances in a manner that would reasonably be expected to give rise to a material Liability under any Environmental, Health and Safety Law or in violation of any Environmental, Health and Safety Laws, and (iii) no written notice has been received by any Joint Venture alleging any violation of or Liability under any Environmental, Health and Safety Laws, or requiring or seeking to impose upon any Joint Venture, any property currently or formerly owned, leased or operated by any Joint Venture, or any operation of any Joint Venture, any investigatory or remedial action or obligation under any Environmental, Health and Safety Law.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as otherwise indicated on the Schedules, Buyer represents and warrants to Sellers as follows:

Section 5.1 Organization. Buyer is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2 Authorization, etc. Buyer has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes (assuming due authorization, execution and delivery by Sellers) the legal, valid and binding obligation of Buyer enforceable against Buyer, in accordance with its terms, except as limited by Laws affecting the enforcement of creditor’s rights generally or by general equitable principles.

Section 5.3 Conflicts, Consents.

(a) Conflicts. Except as set forth in Schedule 5.3(a), the execution and delivery of this Agreement by Buyer, and the consummation by Buyer of the transactions contemplated hereby, will not conflict with or result in any violation of or default under (or any event that, with notice or lapse of time or both, would constitute a default under), or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, any provision of (i) the Organizational Documents of Buyer, or (ii) any mortgage, indenture, loan agreement, note, bond, deed of trust, other agreement, commitment or obligation for the borrowing of money or the obtaining of credit, material lease or other material agreement, contract, license, franchise, permit or instrument to which Buyer is a party or by which it may be bound, or any judgment, order, decree, Law, statute, rule or regulation applicable to the Company or any of its Subsidiaries, other than, in the case of this clause (ii), any conflicts, violations or defaults that would not reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.

(b) Consents. Except for the HSR Filing, no Consent of or with any Governmental Entity or third Person is required to be obtained by Buyer in connection with the execution and delivery by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.

Section 5.4 Litigation. There is no action, suit or litigation pending or, to Buyer’s knowledge, threatened against Buyer and, to Buyer’s knowledge, there is no other Proceeding pending or threatened against Buyer that would have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 5.5 Purchase for Investment. Buyer is acquiring the Purchased Equity for its own account for investment and not with a view toward any resale or distribution thereof except in compliance with the Securities Act of 1933, as amended (the “Securities Act”). Buyer acknowledges receipt of advice from the Companies and their Subsidiaries to the effect that the Purchased Equity has not been registered under the Securities Act or any state securities Laws.

Section 5.6 Brokers and Finders. Buyer has not employed any broker or finder in connection with the transactions contemplated herein so as to give rise to any claim against Sellers, the Company or any of its Subsidiaries for any brokerage or finder’s commission, fee or similar compensation.

Section 5.7 Financing. Schedule 5.7 sets forth a complete and correct copy of (a) a joint commitment letter from the Financing Sources (the “Debt Commitment Letter”) for the debt financing to be used in connection with the transactions contemplated hereby and (b) a commitment letter from JFL Equity Investors III, L.P. (the "Equity Commitment Letter”) for the equity financing to be used in connection with the transactions contemplated hereby (collectively, the "Financing”). Each of the Debt Commitment Letter and Equity Commitment Letter are in full force and effect as of the date hereof. The amount of the Financing, if the debt financing is obtained, together with equity financing to be provided pursuant to the Equity Commitment Letter, will provide sufficient funds for Buyer to consummate the transactions contemplated by this Agreement.

ARTICLE VI
COVENANTS

Section 6.1 Directors and Officers.

(a) From, and for a period of six years following, the Closing Date, Buyer shall, or shall cause each Company and its Subsidiaries to, indemnify and hold harmless each present and former director and officer of any of the Companies and their Subsidiaries (each, a "Company Indemnified Party”, collectively, the “Company Indemnified Parties”) to the same extent such Company Indemnified Parties are entitled to be indemnified as of the date of this Agreement by the relevant Company or Subsidiary, as applicable, pursuant to applicable Law and the Organizational Documents of the relevant Company or Subsidiary, as applicable, against any and all costs or expenses (including, without limitation, travel expenses and reasonable attorneys’ fees), judgments, fines, losses, claims, damages, Liabilities and amounts paid in defense or settlement or otherwise arising out of or pertaining to acts or omissions in their capacity as directors or officers of a Company or any Subsidiary thereof occurring at or prior to the Closing Date to the extent permitted as of the date hereof by applicable Law. Buyer shall, or shall cause each Company or its Subsidiaries to, advance expenses to a Company Indemnified Party in accordance with the provisions set forth in the Organizational Documents of such Company or the relevant Subsidiary thereof, as applicable, in existence on the date of this Agreement. None of Buyer and the applicable Company or Subsidiary shall have any obligation hereunder to any Company Indemnified Party when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(b) SEACOR Environmental Services will use commercially reasonable efforts to obtain the Run-Off Insurance Policy and to ensure that all premiums and other costs for the Run-Off Insurance Policy have been fully paid by SEACOR Environmental Services, in each case prior to the Closing Date.

(c) If Buyer or any Company or its Subsidiaries or any of their successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of Buyer or such Company or such Subsidiary shall assume all of the obligations set forth in Section 6.1(a).

Section 6.2 Tax Matters.

(a) From the date of this Agreement through and after the Closing Date, SEACOR Environmental Services, at its own expense, shall prepare and file as required by applicable Law with the appropriate taxing authority (or cause to be prepared and filed) in a timely manner (i) all consolidated, combined, unitary, affiliated or similar Tax Returns that include the Companies or any of their Subsidiaries or Joint Ventures, on the one hand, and SEACOR Environmental Services or any Affiliate of SEACOR Environmental Services, on the other hand, and (ii) all other Tax Returns of the Companies and any of their Subsidiaries and Joint Ventures that are required to be filed on or prior to the Closing Date. Except as otherwise required by Law, all such Tax Returns as they relate to the Companies or any of their Subsidiaries or Joint Ventures shall be prepared in a manner consistent with Sellers’ recent past practices. For the avoidance of doubt, SEACOR Environmental Services shall be permitted to file amended Tax Returns, in accordance with Sellers’ recent past practices, with respect to the Tax Returns that it is required to prepare and file pursuant to this Section 6.2(a).

(b) Buyer, at its own expense, shall prepare and file as required by applicable Law with the appropriate taxing authority (or cause to be prepared and filed) in a timely manner all Tax Returns (including, for the avoidance of doubt, amended Tax Returns) of the Companies and their Subsidiaries and Joint Ventures, other than those described in Section 6.2(a). Buyer shall prepare any Straddle Period Tax Returns and any Tax Returns relating to Taxes for which Sellers may have an indemnification or reimbursement obligation to Buyer under this Agreement consistent with Sellers’ recent past practices, except as otherwise required by applicable Law, and make any such Straddle Period Tax Returns or Tax Returns relating to Taxes for which Sellers may have an indemnification or reimbursement obligation under this Agreement available for review by SEACOR Environmental Services no later than 30 days prior to the due date for filing such Tax Returns to provide SEACOR Environmental Services with a meaningful opportunity to analyze and comment on such Tax Returns and for such Tax Returns to be modified, as appropriate, before filing, together with a proposed calculation of the Taxes allocable to the Pre-Closing Tax Period. Buyer will consider any comments of SEACOR Environmental Services relating to the Tax Returns and proposed calculation of Taxes described in the preceding sentence. In the event of any disagreement between Buyer and SEACOR Environmental Services relating to any such Tax Returns or calculation, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to SEACOR Environmental Services and Buyer (the “Tax Accountant”), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by Buyer, on the one hand, and SEACOR Environmental Services, on the other hand. Except to the extent taken into account in determining Final Working Capital, SEACOR Environmental Services shall reimburse Buyer for the portion of Taxes allocable to any Pre-Closing Tax Period. Taxes for any Straddle Period shall be allocated to the Pre-Closing Straddle Period (i) in the case of real property, personal property and other ad valorem Taxes, on the basis of a daily proration and (ii) in the case of all other Taxes on the basis of an interim closing of the books as of the Closing Date. Notwithstanding anything herein to the contrary, Buyer will ensure that no deduction is claimed on any Tax Return described in this Section 6.2(b) as a result of the vesting or exercise of any equity awards that were granted prior to the Closing Date to any of the employees of any of the Companies or any of their Subsidiaries.

(c) After the Closing, Buyer and its Affiliates shall not amend any Tax Return of the Companies or their Subsidiaries that could impact Sellers, including any indemnification or reimbursement obligation of Sellers pursuant to this Agreement, without SEACOR Environmental Services’ consent, not to be unreasonably withheld.

(d) Buyer and SEACOR Environmental Services shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or any judicial or administrative proceeding relating to Taxes, which shall include Buyer’s obligation to provide SEACOR Environmental Services, consistent with past practice (including with respect to timing for delivery), the information needed for the preparation of all consolidated, combined, unitary, affiliated or similar Tax Returns that include either of the Companies or any of their Subsidiaries or Joint Ventures, on the one hand, and SEACOR Environmental Services or any Affiliate of SEACOR Environmental Services, on the other hand, and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties. Sellers shall not destroy any records or information relating to any Tax compliance matter or Tax Liability of the Companies or any of their Subsidiaries or Joint Ventures without first notifying Buyer and offering Buyer the opportunity to make copies or to take possession of such records or information. Notwithstanding the above, Sellers shall have no obligation to share with Buyer any consolidated, combined or unitary return or associated forms, documents or workpapers, that include Sellers or any Affiliate. The parties agree to abide by all record retention requirements of, or record retention agreements entered into with, any taxing authority. SEACOR Environmental Services shall deliver to Buyer within 20 days of Buyer’s written request any information Buyer or the Companies or their Subsidiaries or Joint Ventures is required to report pursuant to Section 6043A of the Code, provided such information is reasonably available to Sellers.

(e) Except to the extent taken into account as a Current Asset in determining Final Working Capital, all refunds of Taxes with respect to the Companies and their Subsidiaries (including interest actually received thereon from a relevant taxing authority) paid prior to the Closing, or for which Sellers have provided indemnification or reimbursement pursuant to this Agreement, shall be for the account of Sellers, and Buyer shall pay such amounts, less Buyer’s reasonable out-of-pocket expenses, including professional fees, incurred in connection with obtaining any such refund and less any Taxes incurred by Buyer, its Affiliates, the Companies or any of their Subsidiaries in connection with the receipt of any such refund or interest, to SEACOR Environmental Services if such refunds are received by Buyer, the Companies or any of their Subsidiaries.

(f) Buyer shall promptly notify SEACOR Environmental Services following receipt of any notice of audit or other proceeding relating to Taxes for which Sellers may have an indemnification or reimbursement obligation under this Agreement; and SEACOR Environmental Services shall promptly notify Buyer following receipt of any notice of audit or other proceeding relating to any matter relating to the Companies or their Subsidiaries or Joint Ventures. SEACOR Environmental Services shall have the right to control any and all Tax audits or other proceedings relating to any Pre-Closing Tax Period, other than a Pre-Closing Straddle Period; provided, however, that Buyer shall have the right to participate, at its own cost, in any audit or proceeding that relates solely to the Companies or their Subsidiaries, and Sellers shall not settle any proceeding that would affect post-Closing Taxes of the Companies or their Subsidiaries or Joint Ventures without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed). Buyer shall have the right to control all other audits or other proceedings relating to any Tax Return of the Companies or their Subsidiaries; provided, however, that SEACOR Environmental Services shall have the right to participate in any such audit or proceeding, at its own cost, to the extent that any such audit or proceeding may affect the indemnification or reimbursement obligations of Sellers hereunder, and Buyer shall not settle any such proceeding without the prior written consent of SEACOR Environmental Services (which consent shall not be unreasonably withheld or delayed).

(g) All tax sharing agreements or similar agreements with respect to or involving the Companies or any of their Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, the Companies and their Subsidiaries shall not be bound thereby or have any Liability thereunder.

(h) Each Seller agrees that at Buyer’s request such Seller will enter into a joint election with Buyer under Code section 338(h)(10) (a “338(h)(10) election”) to treat Buyer’s acquisition of NRC, Products LLC and any domestic subsidiaries of NRC as asset purchases for tax purposes. Each Seller agrees that no additional amounts will be owed by Buyer to either Seller or any of their Affiliates in respect of any election made under Code section 338.

(i) Within one hundred twenty (120) days following the Closing Date, Buyer shall prepare and deliver to SEACOR Environmental Services IRS Forms 8023 and 8883 (and any similar forms required by state or local Law), and a proposed allocation of the Purchase Price consistent with the principles of allocation set forth in Code section 1060. Such forms shall be prepared in accordance with Code sections 338 and 1060 and any applicable Treasury Regulations (or, if applicable, comparable provisions of state and local income tax Law). SEACOR Environmental Services shall have forty-five (45) days following the receipt of such forms from Buyer to notify Buyer whether or not SEACOR Environmental Services accepts the forms as prepared by Buyer. If SEACOR Environmental Services notifies Buyer that it does not accept any of the forms, it shall set out in reasonable detail its reasons for non-acceptance and specify the adjustments, which, in its opinion, should be made. SEACOR Environmental Services and Buyer shall use all reasonable efforts to reach agreement on the adjustments, if any, to be made to the forms. If SEACOR Environmental Services and Buyer do not reach agreement, such disagreement shall be resolved by the Tax Accountant. The parties shall each adopt and utilize the allocation of the Purchase Price among assets for purposes of filing IRS Form 8883 and all federal, state and other Tax Returns filed by each of them (unless otherwise required by Law), and none of them will voluntarily take any position inconsistent therewith upon examination of any such Tax Return, in any Proceeding or otherwise with respect to such Tax Returns. The parties each agree to provide promptly the other with any other information required to complete the forms referenced in this Section 6.2(j).

(j) SEACOR Environmental Services and Buyer shall be equally liable for all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax) (“Transfer Taxes”), and all necessary Tax Returns and other documentation with respect to Transfer Taxes shall be prepared and filed by the party required to file such Tax Return under applicable Law.

Section 6.3 Employee Benefits.

(a) From the Closing Date until at least the first anniversary thereof, Buyer shall, or shall cause each Company and any Subsidiary thereof to, provide each employee of such Company or Subsidiary immediately prior to the Closing Date who continues in such employment following the Closing Date (each, a “Company Employee”) with base salaries or hourly wages that are the same as those that were provided to the Company Employee immediately prior to the Closing Date and with those employee benefits described in the “UHC 2012 Proposal” columns set forth on Schedule 6.3.

(b) With respect to each employee benefit plan maintained by Buyer or its Subsidiaries in which any Company Employee is eligible to participate, Buyer shall, or shall cause each Company and any Subsidiary thereof to, fully credit each participating Company Employee for all purposes under such employee benefit plan for such Company Employee’s service with such Company or Subsidiary prior to the Closing Date; provided, that no such service credit need be given for purposes of benefit accruals, for purposes of any equity compensation arrangement, or where such credit would result in a duplication of benefits.

(c) With respect to each employee benefit plan in which any Company Employee is eligible to participate, Buyer shall, or shall cause each Company and any Subsidiary thereof to, use its commercially reasonable efforts to (i) fully credit each participating Company Employee for any coinsurance, copayments and deductibles paid and for amounts paid toward any out-of-pocket maximums prior to the date the Company Employee becomes a participant in such employee benefit plan with respect to the calendar year in which such participation commences and (ii) waive, to the extent possible under the terms of the applicable coverage, all limitations as to pre-existing conditions and exclusions with respect to participation and coverage requirements applicable to such Company Employees, but only to the extent such limitations and exclusions were waived under a corresponding Plan in which such Company Employee participated prior to the Closing.

(d) Any outstanding options to purchase shares of common stock of Holdings that are held by a Company Employee on the Closing Date shall become immediately vested and exercisable on the Closing Date and shall remain outstanding for the original term of such options as if such Company Employee had remained in the continuous employment of Holdings. In addition, any other equity incentive awards (including restricted shares, restricted stock units, deferred shares, etc.) held by a Company Employee pursuant to a plan or arrangement of Holdings shall become fully vested and nonforfeitable on the Closing Date.

(e) Effective as of the Closing Date, Sellers shall cause each Company Employee who participates in the SEACOR Savings Plan (the “Parent 401(k) Plan”) to be fully vested in his or her account balance under the Parent 401(k) Plan. Sellers shall, or shall cause one of its Affiliates to, ensure that the Parent 401(k) Plan allows those Company Employees who have an outstanding loan balance in the Parent 401(k) Plan as of the Closing Date to transfer such loan balances to Buyer’s 401(k) Plan, without default. As soon as practicable after the Closing Date, Buyer shall establish a defined contribution plan for the benefit of the Company Employees and/or allow the Company Employees to participate in a defined contribution plan Buyer presently maintains (in either case, the “Buyer’s 401(k) Plan”) and, from the Closing Date until at least the first anniversary thereof, the Company Employees shall be eligible to participate in the Buyer’s 401(k) Plan on terms that are substantially similar to those that were applicable to the Company Employees under the Parent 401(k) Plan immediately prior to the Closing Date. As soon as reasonably practicable after the Closing Date, Sellers and Parent shall cause to be transferred from the Parent 401(k) Plan to the Buyer’s 401(k) Plan liability for the account balances, including any outstanding loans, of the Company Employees, together with cash (or other assets acceptable to the trustee of the Buyer’s 401(k) Plan) equal to such liability, and Buyer shall cause the Buyer’s 401(k) Plan to accept such transfer. The obligations of each of the Sellers, Parent and Buyer under the preceding sentence are conditioned upon the receipt from the other of a current favorable IRS determination letter or opinion letter with respect to the other’s 401(k) plan (or such other evidence of the tax-qualified status of such plan as Buyer or Parent or Sellers may provide).

(f) Buyer shall not and shall cause the Company not to take any action following the Closing that could result in liability to the Company or any Subsidiary under the U.S. Worker Adjustment and Retraining Notification Act.

(g) From and after the Closing Date, Buyer and the “buying group” (as defined in Treasury Regulation Section 54.4980B-9, Q&A-2(c)) of which it is a part shall be solely responsible for providing COBRA continuation coverage pursuant to Section 4980B(f) of the Code, Part 6 of Subtitle B of Title I of ERISA and similar state Law to those individuals who are M&A qualified beneficiaries (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b)) with respect to the transactions contemplated by this Agreement and whose qualifying event occurs on or after the Closing Date.

(h) SEACOR Environmental Services shall pay all amounts owed to Company Employees under Holdings’ non-qualified deferred compensation plan in connection with the timing of payment provisions of such plan.

(i) SEACOR Environmental Services shall pay or cause to be paid when and as due all amounts owed by any of the Companies or any of their Subsidiaries in respect of (a) unpaid severance for pre-Closing periods, including with respect to the individuals set forth on Schedule 6.3(i), (b) any Plans that are not Company Plans, including any claims that have been incurred but not reported prior to the Closing Date under any self-insured healthcare plan sponsored by Holdings or in which any of the Companies or any of their Subsidiaries participate, and (c) the portion of any employee raises that are retroactive to periods prior to the Closing Date that are set forth on Schedule 4.6.

Nothing in this Section 6.3 shall (i) create any third-party beneficiary rights in any Person, including, without limitation, any Company Employee (and any beneficiary or dependent thereof) or (ii) obligate either the Companies, any of their Subsidiaries or Joint Ventures, Buyer, Sellers or any of their respective Affiliates to retain the employment of any particular employee.

Section 6.4 Non-Compete; Non-Solicit.

(a) Non-Compete.

(i) Company Business. In consideration of a portion of the Purchase Price to be paid to SEACOR Environmental Services and SEACOR Response Delaware hereunder, each of Holdings and Sellers shall not, and shall cause each of their respective Subsidiaries and Affiliates (collectively with Holdings and Sellers, the “Seller Group”) not to, for the period commencing on the Closing Date and ending on the close of business on the third anniversary thereafter (or such earlier expiration date as may be determined by Buyer, in its sole discretion, upon not less than 90 days prior written notice to Holdings), in any manner or in any capacity, directly or indirectly through one or more Subsidiaries or Affiliates, engage or seek to engage in or become engaged in, or assist any other Person in engaging or seeking to engage in or becoming engaged in any Company Business anywhere in the world; provided, however, that nothing in this Section 6.4(a)(i) shall (x) prohibit any member of the Seller Group from being an equityholder in a mutual fund or a diversifiable investment company or a passive owner of less than 10% of the outstanding equity of any class of an entity that is publicly traded and that competes with the Company Business, so long as any such member of the Seller Group has no active participation in the business of such entity, (y) prohibit any member of the Seller Group from providing all Spill Management Team services, as they relate to the Oil Pollution Act of 1990 and the definitions therein and (z) prohibit any member of the Seller Group from conducting any Seller Business. For purposes of this Section 6.4(a)(i) and Section 6.4(a)(ii), the term “Company Business” means the products and services provided or planned to be provided as of the Closing Date by the Companies and their Subsidiaries and their Joint Ventures anywhere in the world, including the following areas: the provision of (A) Oil Pollution Act of 1990, Oil Spill Removal Organization and salvage and firefighting compliance services including any similar state regulations (B) oil spill response, (C) hazardous material response, (D) oil spill standby services, (E) industrial site remediation, (F) waste management, (G) marine and environmental equipment sales and services, (H) standard maintenance and cleaning of industrial equipment, (I) firefighting and rescue, (J) oil spill equipment rental, and (K) Spill Management Team services for positions below the General (Incident Commander and Section Chief) and Command Staff (Public Information, Safety and Liaison Officer) levels as defined in the National Incident Management System (NIMS), as they relate to the Oil Pollution Act of 1990 and the definitions therein.

(ii) Seller Business. In consideration of a portion of the Purchase Price to be paid to SEACOR Environmental Services and SEACOR Response Delaware hereunder, Buyer shall not, and shall cause each of the Companies and their respective Subsidiaries (collectively with Buyer, the “Buyer Group”) not to, for the period commencing on the Closing Date and ending on the close of business on the second anniversary thereafter (or such earlier expiration date as may be determined by Holdings, in its sole discretion, upon not less than 90 days prior written notice to Buyer), in any manner or in any capacity, directly or indirectly through one or more Subsidiaries, engage or seek to engage in or become engaged in, or assist any other Person in engaging or seeking to engage in or becoming engaged in any Seller Business anywhere in the United States; provided, however, that nothing in this Section 6.4(a)(ii) shall (w) prohibit any member of the Buyer Group from being an equityholder in a mutual fund or a diversifiable investment company or a passive owner of less than 10% of the outstanding equity of any class of an entity that is publicly traded and that competes with the Seller Business, so long as any such member of the Buyer Group has no active participation in the business of such entity, (x) prohibit any member of the Buyer Group from providing all Spill Management Team services for the customers listed on Schedule 6.4(a)(ii) and (y) prohibit any member of the Buyer Group from conducting any Company Business. For purposes of Section 6.4(a)(i) and this Section 6.4(a)(ii), the term “Seller Business” means the following areas as currently conducted by the Seller Group within the United States: (A) provision of Qualified Individual services, as they relate to the Oil Pollution Act of 1990 and the definitions therein, (B) provision of Spill Management Team services for positions at or above the General (Incident Commander and Section Chief) and Command Staff (Public Information, Safety and Liaison Officer) levels as defined in the National Incident Management System (NIMS), as they relate to the Oil Pollution Act of 1990 and the definitions therein, (C) Crisis Communications, (D) Public Assistance Consulting, (E) Debris Monitoring Consulting and (F) development of software products for third party sale with respect to automated Incident Command System processes, electronic planning, and plan management.

(iii) The parties hereto specifically acknowledge and agree that the remedy at Law for any breach of the foregoing will be inadequate and that the non-breaching party, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever. The parties hereto agree that if any court of competent jurisdiction in a final non-appealable judgment determines that the time period, geographical area, business limitation or any other relevant feature of this Section 6.4(a) is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against the breaching party.

(b) Non-Solicit.

(i) Company Non-Solicit. For a period of three years after the Closing Date, each of Holdings and Sellers shall not, and shall not permit any member of the Seller Group to, knowingly solicit for employment, hire, engage or retain, or assist any other Person in so soliciting for employment, hiring, engaging or retaining, any employee of the Buyer Group; provided, that this paragraph shall not preclude any member of the Seller Group from soliciting for employment, hiring, engaging or retaining any such employee of the Buyer Group who (A) responds to a general solicitation through a public medium or general or mass mailing or electronic solicitation that is not targeted at employees of the Buyer Group, (B) is solicited through recruiting firms not directed to target any specific employees of the Buyer Group, or (C) contacts any member of the Seller Group directly on such individual’s own initiative without any solicitation or encouragement from any member of the Seller Group.

(ii) Seller Non-Solicit. For a period of three years after the Closing Date, Buyer shall not, and shall not permit any member of the Buyer Group to, knowingly solicit for employment, hire, engage or retain, or assist any other Person in so soliciting for employment, hiring, engaging or retaining, any employee of the Seller Group; provided, that this paragraph shall not preclude any member of the Buyer Group from soliciting for employment, hiring, engaging or retaining any such employee of the Seller Group who (A) responds to a general solicitation through a public medium or general or mass mailing or electronic solicitation that is not targeted at employees of the Seller Group, (B) is solicited through recruiting firms not directed to target any specific employees of the Seller Group, or (C) contacts any member of the Buyer Group directly on such individual’s own initiative without any solicitation or encouragement from any member of the Buyer Group.

(iii) It is the desire and intent of the parties that the provisions of this Section 6.4(b) shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any particular provisions or portion of this Section 6.4(b) shall be adjudicated to be invalid or unenforceable, this Section 6.4(b) shall be deemed amended to delete therefrom such provision or portion adjudicated to be invalid or unenforceable, such amendment to apply only with respect to the operation of this Section 6.4(b) in the particular jurisdiction in which such adjudication is made.

(iv) The parties recognize that the performance of the obligations under this Section 6.4(b) by each party are special, unique and extraordinary in character, and that in the event of the breach by a party of the terms and conditions of this Section 6.4(b) to be performed by such party, the other party shall be entitled, if it so elects, to obtain damages for any breach of this Section 6.4(b), or to enforce the specific performance thereof by such breaching party or to enjoin any employees of the breaching party from performing services for any person.

(c) Non-Disparagement. For a period of three years after the Closing Date, neither party shall, and neither party shall permit any of its controlled Affiliates to, (i) make, publish or communicate to any Person or in any public forum any defamatory or disparaging remarks, comments or statements concerning the other party or their respective Affiliates (including, in the case of Buyer, any of the Companies or their Subsidiaries), or (ii) make any maliciously false statements about the other party or their respective Affiliates (including, in the case of Buyer, any of the Companies or their Subsidiaries).

Section 6.5 Use of Names.

(a) As soon as reasonably practicable but in no event later than six months following the Closing Date, Sellers shall, and shall cause Sellers’ Affiliates to (a) cease to use the names (i) “National Response Corporation”, (ii) “Environmental Products, LLC”, (iii) “Response Ltd.”, or (iv) “SEACOR Response” or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Buyer Subject Marks”) and (b) remove, strike over or otherwise obliterate all Buyer Subject Marks from all materials including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials.

(b) As soon as reasonably practicable but in no event later than six months following the Closing Date, Buyer shall, and shall cause its Affiliates to (a) cease to use the name “SEACOR” or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Seller Subject Marks”) and (b) remove, strike over or otherwise obliterate all Seller Subject Marks from all materials including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials.

Section 6.6 Certain Payments Relating to the CAPECO Matter or the BP Deepwater Horizon Matter.

(a) To the extent that, prior to the Closing Date, Holdings, Sellers or any of Seller’s Affiliates receive any payment or instrument that arises from or relates to the CAPECO Matter or the BP Deepwater Horizon Matter, Buyer acknowledges and agrees that any such amounts or instruments shall be for the sole and exclusive account of Holdings and Sellers. Furthermore, and for the avoidance of doubt, the parties hereto acknowledge that any such amounts or instruments pursuant to the preceding sentence shall not be subject to or accounted for when calculating Working Capital, Current Assets or Current Liabilities or any purchase price adjustments in accordance with Section 1.4.

(b) To the extent that, after the Closing Date, (i) Buyer receives any payment or instrument that is for the account of Sellers or any of Sellers’ Affiliates or arises from or relates to the CAPECO Matter or the BP Deepwater Horizon Matter, Buyer shall promptly deliver such amount or instrument to SEACOR Environmental Services and (ii) either Seller receives any payment or instrument that is for the account of Buyer or the Companies and their Subsidiaries or Joint Ventures, such Seller shall promptly deliver such amount or instrument to Buyer. All amounts due and payable under this Section 6.6 shall be due and payable by the applicable party by wire transfer of immediately available funds to an account or accounts designated in advance by the other party. Notwithstanding the foregoing, (x) after the Closing Date, Buyer hereby undertakes to use reasonable best efforts to assist Sellers and Holdings to collect any amounts owed in respect of the CAPECO Matter or the BP Deepwater Horizon Matter and (y) each party hereby undertakes to use reasonable best efforts to direct or forward all bills, invoices or like instruments to the appropriate party.

Section 6.7 Assets of the Business.

(a) From and after the Closing, with respect to any asset (tangible or intangible, other than any asset used to provide services set forth on Schedule 4.20 or services that are subject to the Transition Services Agreement), that, immediately prior to the Closing, was used or held for use by or in connection with the business of the Companies or their Subsidiaries or Joint Ventures and that was owned or in which a controlling interest was held by Sellers or any of Sellers’ Affiliates and not included in the assets owned by the Companies, their Subsidiaries and Joint Ventures (each, an “Additional Company Asset”), Sellers will (or will procure that Sellers’ Affiliates will), within five Business Days of the request of Buyer, convey to the relevant Company, Subsidiary or Joint Venture, at no additional cost to Buyer all of the rights, title, interests and Liabilities of Sellers (or relevant Affiliate) in relation to such Additional Company Assets (subject to obtaining all necessary Consents required for the same, and Sellers hereby agrees to use Sellers’ commercially reasonable efforts to obtain all such Consents). Sellers further agree that all Additional Company Assets transferred or licensed to any Company, or any Subsidiary or Joint Venture thereof will be free and clear of any Liens (other than Permitted Liens), and that each representation, warranty, covenant and indemnity of Sellers in this Agreement that applied to the Tangible Property also shall apply to the Additional Company Assets that are Tangible Property.

(b) From and after the Closing, with respect to any asset (tangible or intangible, other than any asset used to provide services set forth on Schedule 4.20 or services that are subject to the Transition Services Agreement), that, immediately prior to the Closing, was used or held for use by or in connection with the business of the Sellers or their Affiliates and that was owned or in which a controlling interest was held by Sellers or any of Sellers’ Affiliates and was inadvertently included in the assets transferred by Sellers to Buyer pursuant to the terms of this Agreement (each, an “Additional Seller Asset”), Buyer will (or will procure that its Affiliates will), within five Business Days of the request of SEACOR Environmental Services, convey to SEACOR Environmental Services or the relevant Subsidiary of SEACOR Environmental Services, at no additional cost to SEACOR Environmental Services all of the rights, title, interests and Liabilities of Buyer (or relevant Affiliate) in relation to such Additional Seller Assets (subject to obtaining all necessary Consents required for the same, and Buyer hereby agrees to use Buyer’s commercially reasonable efforts to obtain all such Consents). Buyer further agrees that all Additional Seller Assets transferred or licensed to SEACOR Environmental Services or any of its Subsidiaries will be free and clear of any Liens (other than Permitted Liens).

Section 6.8 Confidential Information; Access to Information.

(a) Confidential Information.

(i) Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold in confidence, pursuant and subject to the terms of the Confidentiality Agreement, all confidential documents and information concerning the Companies or any of their Subsidiaries furnished to, or prepared by, Buyer or its Affiliates in connection with the transactions contemplated by this Agreement.

(ii) For a period of three years after the date of this Agreement, Sellers agree to, and shall instruct Sellers’ agents, representatives and Affiliates to, treat and hold as confidential, and not disclose, furnish, disseminate, publish, or make available, any Confidential Information of any Company or any Subsidiary or Joint Venture thereof possessed by or known to Sellers, whether procured before or after the Closing Date. Sellers may disclose any such Confidential Information to Sellers’ representatives and agents as may be reasonably necessary in order to enable Sellers to carry out the provisions of this Agreement; provided, that before any such disclosure, Sellers shall make those representatives and agents aware of such Seller’s obligations of confidentiality under this Agreement and shall be responsible for any non-compliance by, those representatives or agents with such confidentiality obligations.

(A) Notwithstanding the foregoing, each Seller or Holdings, as the case may be, shall be permitted to disclose any and all Confidential Information (1) to prepare Holding’s annual and interim financial statements, (2) to comply with reporting, disclosure, filing or other requirements imposed on Holdings (including under applicable securities and Tax Laws) by a Governmental Entity having jurisdiction over Holdings or (3) for use in any other judicial, regulatory, administrative or other Proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar legal or regulatory requirements.

(B) Each Seller specifically acknowledges (1) that the Confidential Information of each of the Companies and their Subsidiaries and Joint Ventures thereof derives independent economic value from not being readily known to or ascertainable by proper means by others who can obtain economic value from its disclosure or use, (2) that reasonable efforts have been made by each of the Companies and their Subsidiaries and Joint Ventures prior to Closing to maintain the secrecy of such information and (3) upon Closing, such information is the sole property of the Companies and their Subsidiaries and Joint Ventures and Buyer.

(C) In the event that Sellers or anyone to whom Sellers disclosed any Confidential Information shall be legally compelled or required by any Governmental Entity to disclose any Confidential Information of any Company or any Subsidiary or Joint Venture thereof, Sellers agree to promptly provide written notice to Buyer to enable Buyer, at Buyer’s cost and expense, to seek a protective order, in camera process or other appropriate remedy to avoid public or third-party disclosure of such Confidential Information. In the event that such protective order or other remedy is not obtained, Sellers shall furnish only so much of such Confidential Information as it is legally compelled to disclose (upon advice of such Seller’s legal counsel) and shall exercise such Seller’s commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information. Such Confidential Information shall otherwise remain subject to the provision of this Section 6.8. Sellers shall cooperate with and assist Buyer in seeking any protective order or other relief requested pursuant to this Section ý6.8.

(iii) The parties hereto hereby agree that, notwithstanding anything to the contrary contained in the Confidentiality Agreement, the Confidentiality Agreement is hereby terminated in its entirety effective immediately upon the Closing Date.

(b) Access to Information.

(i) Prior to the Closing, subject to the restrictions set forth in the Confidentiality Agreement, and to the extent permitted by applicable Law, (A) each Seller shall, and shall cause each Company and any Subsidiary and shall use reasonable best efforts to cause each Joint Venture thereof to, permit Buyer, the Financing Sources and their respective representatives after the date of execution of this Agreement to have reasonable access, during regular business hours, to the properties, books and records, including information related to historical agreements and insurance policies of the Companies, their Subsidiaries and their Joint Ventures, in its possession relating to such Company and its Subsidiaries as Buyer may reasonably request; provided, that Buyer shall not be entitled to any such access, information or documents for the purposes of conducting any environmental audit or assessment without the prior written consent of such Company and SEACOR Environmental Services and in no event shall Buyer be allowed to conduct any intrusive “Phase II” sampling or investigation, and (B) each Seller shall furnish, cause (or in the case of any Joint Venture, use reasonable best efforts to cause) to be furnished, to Buyer any financial and operating data and other information that is available with respect to the business of the Companies and their Subsidiaries and Joint Ventures as Buyer shall from time to time reasonably request. All information provided or obtained pursuant to the foregoing shall be held by Buyer in accordance with and subject to the terms of the Confidentiality Agreement. Buyer hereby agrees that the provisions of the Confidentiality Agreement will apply to any properties, books, records, data, documents and other information relating to the Companies and Sellers provided to Buyer or its Affiliates or any of their respective advisers or employees pursuant to this Agreement prior to the Closing. Notwithstanding anything to the contrary in this Agreement, neither Sellers nor the Companies or their Subsidiaries or Joint Ventures shall be required to disclose any information to Buyer if such disclosure would, in SEACOR Environmental Services’ sole discretion (A) jeopardize any attorney-client or other privilege or (B) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(ii) For a period of three years following the Closing Date or, in the case of Taxes, until the expiration of the relevant statute of limitations, Sellers shall, or shall cause Sellers’ Affiliates to, upon request by Buyer or a Company or Subsidiary or Joint Venture, promptly provide to Buyer or such Company, Subsidiary or Joint Venture, as applicable, any historical agreements and insurance policies of the Companies, their Subsidiaries or their Joint Ventures and any Confidential Information that is not in the possession of Buyer or any Company or any Subsidiary or Joint Venture thereof or readily discoverable by Buyer or any Company or any Subsidiary or Joint Venture thereof, but is in the possession or under the control of or available to Sellers or any of Sellers’ Affiliates.

(iii) For a period of three years following the Closing Date or, in the case of Taxes, until the expiration of the relevant statute of limitations:

(A) The Buyer Group agrees to use commercially reasonable efforts to provide, or cause to be provided, to Holdings, as soon as reasonably practicable after written request therefor, any information in the possession or under the control of the Buyer Group which Holdings reasonably needs (1) to prepare Holdings’ annual and interim financial statements, (2) to comply with reporting, disclosure, filing or other requirements imposed on Holdings (including under applicable securities and Tax Laws) by a Governmental Entity having jurisdiction over Holdings or (3) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar legal or regulatory requirements.

(B) Without limiting the generality of the foregoing, the Buyer Group shall use commercially reasonable efforts to cooperate with Holdings’ information requests to enable (1) Holdings to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and (2) Holdings’ auditors to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable, the audit of Holdings’ internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes Oxley Act of 2002 and the Securities and Exchange Commission’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder. Buyer acknowledges that Holdings is a “large accelerated filer” as defined in Rule 12b-2(b) promulgated under the Securities Exchange Act of 1934, as amended.

(C) The Buyer Group agrees to use commercially reasonable efforts to retain all such information in its possession or control in accordance with its ordinary course practices for a period of three years following the Closing Date.

Section 6.9 Guarantees. To the extent not released at Closing, Sellers shall as promptly as practicable thereafter cause each of the Companies and their respective Subsidiaries and Joint Ventures to be released from all Liabilities in respect of any guarantees, indemnities, counter-indemnities, letters of comfort, letters of credit or other obligations relating to obligations of either Seller or any Affiliate of Sellers entered into by, or binding upon, any Company or any Subsidiary or Joint Venture thereof and existing as of the Closing, but excluding the Bareboat Charter Guaranty (each, a “Business Guarantee”).

Section 6.10 Conduct of the Companies and their Subsidiaries. Except as set forth in Schedule 6.10, from the date hereof to the Closing or the earlier termination of this Agreement in accordance with Section 10.1, except (a) for entering into and performing this Agreement, (b) for the effect of the consummation of the transactions contemplated hereby, or (c) as otherwise consented to by Buyer in writing, such consent not to be unreasonably withheld, conditioned or delayed, each Company shall, and shall cause each of its Subsidiaries and shall use reasonable best efforts to cause its Joint Ventures to, conduct its business in the ordinary course in substantially the same manner in which it previously has been conducted, use commercially reasonable efforts to preserve the goodwill, properties, business and relationships with suppliers and customers and other Persons having business dealings with the Companies and their Subsidiaries and Joint Ventures, pay all Indebtedness and Taxes when due and payable, subject to good faith disputes over such Indebtedness or Taxes, pay or perform its other obligations when due and payable and not take any action that would, if it occurred prior to the date hereof, have been required to be disclosed pursuant to Section 4.6.

Section 6.11 Efforts to Consummate Transaction.

(a) Buyer and each Seller shall use their reasonable best efforts to take or cause to be taken all actions required to consummate the transactions contemplated hereby. Each party hereto acknowledges that the waiting period under the HSR Act has expired.

(b) Buyer shall use its reasonable best efforts to cause the financing contemplated by the Debt Commitment Letter, subject to the terms and conditions set forth therein, to be available at Closing.

Section 6.12 Contact with Customers, Suppliers and Other Third Parties. From the date of execution of this Agreement to the Closing or the earlier termination of this Agreement in accordance with Section 10.1, Buyer (and all of its agents, representatives and Affiliates and any employees, directors and officers thereof) shall not contact or communicate with the employees, other than those employees listed on Schedule 6.12, customers, suppliers and licensors of the Companies and their Subsidiaries and Joint Ventures in connection with the transactions contemplated hereby without the prior written consent of SEACOR Environmental Services; provided that such consent shall not be unreasonably withheld or delayed and may be conditioned upon officers of the applicable Company, SEACOR Environmental Services or other representatives of SEACOR Environmental Services being present at any such meeting or conference. Subject to the first sentence of this Section 6.12, prior to the Closing Date, Sellers shall use commercially reasonable efforts, and shall use commercially reasonable efforts to cause the Joint Ventures to use their commercially reasonable efforts, to facilitate Buyer’s (and all of its agents and representatives, and any of its employees, consultants, directors and officers) contact and communication with the employees, customers, suppliers and licensors of the Joint Ventures, it being understood that (i) Sellers shall be entitled to coordinate the timing of any such contact and communication (and to participate in any and all such contact and communication) and (ii) any inquiries made by Buyer with any of the foregoing Persons shall be made in such a manner as not to interfere unreasonably with the business of the Joint Ventures.

Section 6.13 Publicity. Except as required by applicable Law, Buyer shall not, directly or indirectly, make or cause to be made any public announcement or issue any notice in respect of this Agreement or the transactions contemplated hereby without the prior written consent of SEACOR Environmental Services, and Sellers shall not, and shall cause the Companies and their Subsidiaries and Joint Ventures not to, directly or indirectly, make or cause to be made any such public announcement or issue any notice without the prior written consent of Buyer. Sellers and Buyer shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Entity or with any national securities exchange with respect thereto and shall agree to the form of any such press release or filings to be issued in connection with the execution of this Agreement. Notwithstanding anything in this Section 6.13 to the contrary, the providers of the debt financing under the Debt Commitment Letter may place such notices as are customary for the syndication of such debt financing.

Section 6.14 No Shop. Subject to the final sentence of this Section 6.14, from the date of this Agreement until the Closing or earlier termination of this Agreement in accordance with Section 10.1, none of Sellers, any Company or any Subsidiary thereof shall directly (or indirectly through its officers, directors, employees, representatives or agents or any of their respective Affiliates): (i) solicit, initiate, knowingly encourage or facilitate any inquiries, proposals or offers from, or provide any information to, or engage in any negotiations or discussions with, any Person (other than Buyer) concerning a merger, consolidation, reorganization, business combination, sale of a material portion of assets, sale of a material amount of capital stock or the issuance of any material amount of equity or debt securities of any Company, any Subsidiary thereof, or any other transaction or series of transactions which could cause or result in a change of control of or any material change in any Company, any Subsidiary thereof, or interest in a Joint Venture, or in assets associated with the business of the Companies or their Subsidiaries (any of the foregoing inquiries or proposals, an “Acquisition Proposal”); (ii) engage, directly or indirectly, in any negotiations or discussions or enter into any letter of intent, agreement or understanding concerning, or provide any non-public information to any Person relating to or which would lead to, or knowingly facilitate the making of, any Acquisition Proposal; or (iii) agree to, approve or recommend any Acquisition Proposal. SEACOR Environmental Services shall notify Buyer promptly (and in no event later than 48 hours) after receipt of any member of the Seller Group of any Acquisition Proposal or any request for information by any Person relating to, or which could lead to or facilitate the making of, any Acquisition Proposal. Such notice to Buyer shall be made in writing and shall indicate in reasonable detail the identity of the offeror and the material terms and conditions of such Acquisition Proposal or request for information, as the case may be. On the date hereof each Seller shall, and shall cause each Company and Subsidiary thereof to, immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Buyer) with respect to an Acquisition Proposal.

Section 6.15 Financing Assistance. Each Seller agrees to provide, and each Seller shall cause each Company and Subsidiary thereof and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives to provide, all reasonable cooperation and assistance (including with respect to timeliness) in connection with the Financing (provided that such requested cooperation or assistance does not unreasonably interfere with the ongoing operations of any Seller, the Companies or their respective Subsidiaries or Joint Ventures), including: (a) participation in a reasonable number of meetings, drafting sessions and due diligence sessions, (b) promptly furnishing Buyer and its Financing Sources with financial and other pertinent information regarding the business of the Companies and their Subsidiaries as may be reasonably requested by Buyer, including any financial estimates, projections, forecasts or other forward looking information; (c) assisting Buyer and its Financing Sources in the preparation of (i) offering documents (including offering memorandums or prospectuses) and marketing materials for any of such financing, (ii) materials for rating agency presentations and (iii) pro forma financial statements; (d) facilitating the procurement of ratings for such financings from ratings agencies, (e) reasonably cooperating with the marketing efforts of Buyer and its financing sources for any of such Financing; (f) reasonably facilitating the pledging of collateral and reasonably cooperating with field examinations of collateral by Buyer and its financing sources; (g) facilitating the execution and delivery prior to and at Closing of customary definitive documents relating to such financing (including, but not limited to, certificates of the chief financial officer and other officers of the Company Business with respect to financing matters and the definitive financing documents); provided, however, that none of the Seller’s Group shall be required to incur any liability or obligation thereunder or pursuant thereto prior to the Closing Date; (h) using reasonable commercial efforts to obtain accountants’ consents, accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested by Buyer; and (i) making introductions and assisting in discussions with contacts from the existing lending and investment banking relationships of the Companies and their Subsidiaries, and hosting meetings with prospective lenders in connection with the debt financing at the times and locations reasonably requested by Buyer and the Financing Sources. Buyer shall pay, or promptly reimburse Sellers, for all reasonable and documented out-of-pocket expenses and costs of third parties incurred in connection with each Seller’s obligations under this Section 6.15, including reasonable out-of-pocket expenses and costs of third parties incurred in connection with furnishing any information set forth above that is not currently in the Sellers’ possession (including any special audit reports or similar information). Notwithstanding anything in this Agreement to the contrary, none of the Seller’s Group shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation, to the extent that such liability or obligation in connection with any Financing would become effective prior to the Closing Date. None of the Seller’s Group shall assume any liability or responsibility for the use of any of the foregoing information in connection with the Financing and shall not be required to express any view as to the reasonableness of any assumptions made by the Buyer or any of its Affiliates. All such information shall be made available only pursuant to confidentiality agreements or arrangements that are customary in the context of the Financing. The Sellers hereby authorize the use of the corporate trademarks or trade names of the Companies or their Subsidiaries in connection with any dissemination by the Financing Sources of information and marketing materials in connection with the syndication and arranging of the debt financing.

Section 6.16 Asset Transfer; Certain Transition Matters.

(a) Asset Transfer. At or prior to the Closing, SEACOR Environmental Services shall cause SEACOR Response Delaware to convey and assign all of the tangible and intangible assets and liabilities of SEACOR Response Delaware to SESI, but excluding the equity interests owned by SEACOR Response Delaware (the “Asset Transfer”).

(b) Anadarko. On or prior to the Closing Date, the parties agree that they will use their commercially reasonable efforts to cause SESI or one of its Subsidiaries to enter into a Master Service Agreement (such contractual arrangement, the  "Anadarko MSA”) with Anadarko Petroleum Corporation (“Anadarko”). If the parties are unable to enter into the Anadarko MSA on or prior to the Closing Date, Holdings shall cause O’Brien’s Response Management Inc. (“O’Brien’s”) to enter into a subcontractor agreement with SESI under the Master Service Agreement between O’Brien’s and Anadarko (which subcontractor agreement shall be on the form of subcontractor agreement currently in effect under the Master Service Agreement between O’Brien’s and Anadarko) for a temporary period following the Closing Date, not to exceed 60 calendar days, pursuant to which SESI shall be able to continue from and after the Closing to provide services previously provided prior to the Closing to Anadarko in Mozambique and the Ivory Coast in accordance with any existing service orders and any future services orders issued by Anadarko under the O’Brien’s MSA. If applicable, after the Closing Date, the parties agree that they will use their commercially reasonable efforts for a temporary period of time, not to exceed 60 calendar days, to cause SESI or one of its Subsidiaries to enter into the Anadarko MSA.

(c) Egypt.

(i) At all times from the date hereof through and including the date that is six months following the Closing Date, Buyer shall, or as may be applicable, Buyer shall cause a Buyer Egypt Project Entity to, use reasonable best efforts to enter into a Master Service Agreement or other similar type contractual arrangement (“Buyer Egypt MSA”) directly with BP p.l.c. or one of its Subsidiaries (“BP”) to provide support services in connection with drilling activities in Egypt (the earlier of the execution of the Buyer Egypt MSA and the expiration of the six-month period following the Closing Date, the “Egypt Support Period”).

(ii) At any time after the date hereof but prior to the expiration of the Egypt Support Period, if Holdings or one of its Subsidiaries is selected by BP to provide support services in connection with drilling activities in Egypt, then Holdings shall cause Seacor Marine LLC (or one of its Affiliates) (such entity, the “Seacor Egypt Project Entity”) to enter into a Master Service Agreement or other similar type contractual arrangement directly with BP to provide such support services (such contractual arrangement, the “Seacor Egypt MSA”) and then, if the Seacor Egypt MSA is entered into before or on the Closing Date, cause, or if the Seacor Egypt MSA is entered into after the Closing Date Buyer shall cause, one of the international Companies and/or their Subsidiaries or Joint Ventures (such entity, the “Buyer Egypt Project Entity”) to enter into a subcontractor agreement (or other similar type arrangement as may be provided under the Seacor Egypt MSA) with the Seacor Egypt Project Entity in accordance with the terms of the Seacor Egypt MSA for a temporary period, with a term not to exceed the Egypt Support Period, on terms and conditions reasonably satisfactory to Holdings and Buyer, pursuant to which the Buyer Egypt Project Entity shall be able to provide services pursuant to service orders to be issued by BP under the Seacor Egypt MSA.

(iii) For the avoidance of doubt, any and all obligations of the parties under this Section 6.16(c) shall immediately terminate upon the earlier to occur of (A) the expiration of the Egypt Support Period and (B) the date Holdings or one of its Subsidiaries is affirmatively rejected by BP to provide support services in connection with drilling activities in Egypt.

(d) Consultancy support. After the Closing Date, for a temporary period following the Closing Date, not to exceed 90 calendar days, Holdings shall use commercially reasonable efforts to provide consultancy support to Buyer and the Companies and its Subsidiaries with respect to obtaining (i) an OFAC license authorizing NRC to provide training in Cuba that is similar in scope and term to Holdings’ or its Subsidiaries’ current OFAC license to provide training in Cuba and (ii) work permits in Angola for the provision of services by Buyer or the Companies and its Subsidiaries in Angola, with such work permits being similar in scope and term to Holdings’ or its Subsidiaries’ current work permits in Angola.

(e) Repsol L/C. Buyer shall cause a replacement letter of credit with respect to the Repsol L/C to be issued as soon as practicable on or after the Closing.

Section 6.17 Insurance Matters. Each of SEACOR Environmental Services and Holdings shall cooperate and use their commercially reasonable efforts in supporting any claims relating to the business of the Companies or their Subsidiaries or Joint Ventures that are reported post-Closing for pre-Closing occurrences that may be filed by Buyer (or one or more of Buyer’s designees) under insurance policies of Holdings, either Seller, the Companies or their Subsidiaries or Joint Ventures in existence prior to the Closing.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.1 Conditions to the Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of each of the following conditions:

(a) Each of the representations and warranties of Sellers contained in Article III shall be true and correct in all material respects as of the Closing Date as if made at and as of such date (except for those representations and warranties that are made as of a specific date, which representations and warranties shall be true and correct as of such respective specific date), with the same effect as though those representations and warranties had been made on and as of the Closing Date; and each of the covenants and agreements of Sellers to be performed on or prior to the Closing Date shall have been duly performed in all material respects.

(b) Each of the representations and warranties of Sellers as to each of the Companies, Subsidiaries and Joint Ventures contained in Article IV, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct as of the Closing Date as if made at and as of such date (except for those representations and warranties that are made as of a specific date, which representations shall be true and correct at and as of such respective specific date), except for any failure or failures to be so true and correct which have not had or would not have in the aggregate a Material Adverse Effect; and each of the covenants and agreements of Sellers and the Companies to be performed on or prior to the Closing Date shall have been duly performed in all material respects.

(c) SEACOR Environmental Services shall have caused the Asset Transfer to have been consummated pursuant to documentation reasonably satisfactory to Buyer.

(d) Buyer shall have received the funds contemplated by the Debt Commitment Letter.

(e) Since the Most Recent Balance Sheet Date, there shall not have been a Material Adverse Effect.

(f) Buyer shall have been furnished with a certificate executed by an authorized officer of Sellers, dated as of the Closing Date, certifying that the conditions contained in Sections 7.1(a), 7.1(b), 7.1(c), 7.1(e) and 7.1(f) have been fulfilled.

(g) Each of the deliverables set forth in Section 1.3(c) shall have been delivered or paid, as the case may be, by Sellers.

Section 7.2 Conditions to the Obligation of Sellers. The obligation of Sellers to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Sellers on or prior to the Closing Date of each of the following conditions:

(a) Each of the representations and warranties of Buyer contained in Article V shall be true and correct in all material respects as of the Closing Date as if made at and on such date (except for those representations and warranties that are made at a specific date, which representations and warranties shall be true and correct at and as of such respective specific date), with the same effect as though those representations and warranties had been made on and as of the Closing Date; and each of the covenants and agreements of Buyer to be performed on or prior to the Closing Date shall have been duly performed in all material respects.

(b) Sellers shall have been furnished with a certificate executed by an authorized officer of Buyer, dated as of the Closing Date, certifying that the conditions contained in Section 7.2(a) have been fulfilled.

(c) Each of the deliverables set forth in Section 1.3(d) shall have been delivered or paid, as the case may be, by Buyer.

Section 7.3 Conditions to the Obligations of Sellers and Buyer. The obligations of the parties to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by all parties on or prior to the Closing Date of each of the following conditions:

(a) The waiting period required by the HSR Act shall have expired or been terminated by the FTC and the Antitrust Division.

(b) Consummation of the transactions contemplated hereby shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable Law or Order of any Governmental Entity.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 8.1 Survival of Representations and Warranties. Each of the Fundamental Representations shall survive the Closing indefinitely. Each of the Special Representations shall survive the Closing until the 30 days following the expiration of the applicable statutory period. The representations in Sections 3.3(a)(i)(B), 3.3(a)(ii), 3.3(a)(iii), 3.3(b), 4.3(a)(i)(B), 4.3(a)(ii), 4.3(a)(iii), 4.3(b), 4.23, 4.28(d)(i)(I)(B), 4.28(d)(i)(II), 4.28(d)(i)(III), and 4.28(d)(ii) shall survive the Closing for a period of 3 years. The covenants shall survive the Closing indefinitely or, if sooner, for the period contemplated by their respective terms. All other representations and warranties contained in this Agreement shall survive the Closing for a period of 18 months; provided, that any representation or warranty that would otherwise terminate in accordance with this Section 8.1 will continue to survive if a Claim Notice or Direct Claim Notice shall have been timely given under Article IX on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Article IX.

ARTICLE IX
INDEMNIFICATION

Section 9.1 Indemnification.

(a) Subject to the limitations of this Section 9.1 and the other Sections of this Article IX, Buyer, the Companies and their Subsidiaries shall indemnify the Seller Indemnified Parties on a joint and several basis in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (i) any breach of any representation or warranty of Buyer contained in this Agreement or in any certificate delivered pursuant to this Agreement, (ii) any breach of, nonfulfillment of or failure to perform any covenant or agreement on the part of Buyer contained in this Agreement, or (iii) the Repsol L/C prior to the release thereof.

(b) Subject to the limitations of this Section 9.1 and the other Sections of this Article IX, Sellers and Holdings shall indemnify the Buyer Indemnified Parties on a joint and several basis in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject resulting from, arising out of or relating to:

(i) any breach of any representation and warranty of Sellers contained in this Agreement or in any certificate delivered pursuant to this Agreement;

(ii) any breach of, nonfulfillment of or failure to perform any covenant or agreement of Sellers or Holdings contained in this Agreement;

(iii) any Pre-Closing Tax Liabilities;

(iv) any Business Guarantee prior to the release thereof;

(v) any Proceeding or investigation set forth on Schedule 4.8;

(vi) the CAPECO Matter; and

(vii) the Portland Harbor Superfund Matter.

(c) Notwithstanding any provision hereof to the contrary,

(i) no amounts of indemnity shall be payable in the case of a claim by an Indemnified Party under Section 9.1(a)(i) or Section 9.1(b)(i) unless and until the aggregate amount of Losses that such Indemnified Party has suffered, incurred, sustained or become subject to exceeds $500,000 in the aggregate (the "Deductible”), in which event such Indemnified Party shall be entitled to recover indemnity for the amount of such Losses in excess of the Deductible,

(ii) no Losses may be claimed under Section 9.1(a)(i) or Section 9.1(b)(i), and shall not be counted toward the Deductible, unless the Losses resulting from any single claim or series of related claims arising out of the same facts, events or circumstances shall exceed $25,000 (the “Eligible Claim Threshold”), and

(iii) the maximum aggregate amount of Losses which may be recovered by the Seller Indemnified Parties in respect of claims made under Section 9.1(a)(i) or the Buyer Indemnified Parties in respect of claims made under Section 9.1(b)(i) is, in either case, $15,000,000 (the “Cap”); provided, however, that the Eligible Claim Threshold, the Deductible and the Cap shall not apply to:

(A) any claim by a Buyer Indemnified Party for a breach of any Fundamental Representation or any representation and warranty contained in Section 3.5 (Brokers and Finders) or Section 4.26 (Brokers and Finders),

(B) any claim by a Seller Indemnified Party for a breach of any representation and warranty contained in Section 5.1 (Organization), Section 5.2 (Authorization, etc.), Section 5.3(a)(i) (Consents – Organizational Documents) or Section 5.6 (Brokers and Finders),

(C) any claim by a Seller Indemnified Party under Section 9.1(a)(ii) or Section 9.1(a)(iii),

(D) any claim by a Buyer Indemnified Party for indemnification under Section 9.1(b)(ii), Section 9.1(b)(iii), Section 9.1(b)(iv), Section 9.1(b)(v), Section 9.1(b)(vi) or Section 9.1(b)(vii), or

(E) any claims which are ultimately determined to have resulted from fraud of Sellers or Buyer;

provided, further, that the Cap shall not apply to any claim by a Buyer Indemnified Party for a breach of any representation and warranty contained in Section 4.28(f) (JVs/Tax); provided, further, that notwithstanding anything in this Article IX or the Indemnification Agreement to the contrary, the Indemnified Party shall not be indemnified pursuant to this Article IX or the Indemnification Agreement with respect to any Loss if the aggregate amount of all Losses for which the Indemnified Party has received indemnification pursuant to this Article IX and the Indemnification Agreement exceeds the Purchase Price.

(d) In addition to the foregoing, there shall be no Liability for Losses of an Indemnified Party with respect to (i) any indirect, special, incidental, exemplary, consequential or punitive damages relating to the breach of this Agreement, except to the extent such damages are payable by an Indemnified Party in connection with a Third Party Claim or (ii) any Loss with respect to any matter to the extent (and only to the extent) that such Loss was reflected in the determination of Final Working Capital. In addition to the limitations set forth in Sections 9.1(b), with respect to any claim for indemnification regarding any breach of the representation and warranty set forth in Section 4.18 there shall be no obligation to indemnify any Buyer Indemnified Party for any Loss (i) unless the Loss arises out of (A) a Third Party Claim that is not knowingly instigated or encouraged by any Buyer Indemnified Party, (B) a condition discovered in the prudent conduct of the business of the Companies and their Subsidiaries, (C) actions required to comply with any Environmental, Health and Safety Law, any Permit issued pursuant to any Environmental, Health and Safety Law, any Order, or any written request of a Governmental Entity, or (D) actions performed in response to an identified threat of harm to human health or the environment, and then (ii) only to the extent such Loss arises out of a Third Party Claim and/or was incurred to comply with applicable Environmental, Health and Safety Laws, any Permits issued pursuant to any Environmental, Health and Safety Law, any Orders, or any written requests of a Governmental Entity using, in the case of any remedial measures taken by or on behalf of Buyer (including the Companies and their Subsidiaries) after the Closing, reasonable and recognized remediation protocols and techniques that are commercially reasonable in relation to other reasonable and recognized remediation protocols and techniques; provided, however, that any remediation protocols and techniques stipulated, ordered, mandated or otherwise required by any Governmental Entity shall conclusively be deemed to be reasonable.

Section 9.2 Indemnification Procedures for Third Party Claims.

(a) In the event that any Proceeding for which an Indemnifying Party may be liable to an Indemnified Party hereunder is asserted or sought to be collected by a third party (“Third Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third Party Claim (“Claim Notice”); provided, however, that the failure to provide prompt notice shall not release the Indemnifying Party from any obligations hereunder except to the extent such Indemnifying Party is materially prejudiced by such failure and shall not relieve such Indemnifying Party from obligations it may otherwise have under this Article IX. The Claim Notice shall specify in reasonable detail the amount of the Loss, if known, and contain a reference to the provision(s) of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnified Party shall enclose with the Claim Notice a copy of all papers served with respect to such Third Party Claim, if any, and any other documents evidencing such Third Party Claim. For all purposes of this Article IX, Holdings shall be considered the “Indemnifying Party” for purposes of receiving any notices related to claims for indemnification by Buyer Indemnified Parties.

(b) The Indemnifying Party shall have the right to assume the defense or prosecution of such Third Party Claim and any litigation resulting therefrom (a “Third Party Defense”) by written notice to the Indemnified Party, including (i) the employment of counsel reasonably satisfactory to Holdings, in the case of Seller Indemnified Parties, or Buyer, in the case of Buyer Indemnified Parties, (ii) the obligation to pay all expenses in connection therewith and (iii) the right to settle or compromise the Third Party Claim with the consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, provided that no such consent shall be required if the settlement or compromise does not include remedies other than the payment of monetary damages or an admission of culpability. The Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the Third Party Defense thereof, but the fees and expenses of such counsel shall be at the Indemnified Party’s expense, unless (i) the Indemnifying Party has agreed to pay the fees and expenses of such counsel, (ii) the Indemnifying Party shall have failed promptly (after notice thereof from any Indemnified Party) to assume the defense of such Proceeding and employ counsel reasonably satisfactory to the Indemnified Party in any such Proceeding or (iii) the named parties to any such Proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party, and such Indemnified Party reasonably believes that there may be one or more legal defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party (in which case, if the Indemnified Party notifies the Indemnifying Party that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense of such Proceeding on behalf of the Indemnified Party); it being understood, however, that the Indemnifying Party shall not, in connection with any one such Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for such Indemnified Party, which firm shall be designated by Holdings, in the case of Seller Indemnified Parties, or Buyer, in the case of Buyer Indemnified Parties, and shall be reasonably satisfactory to the Indemnifying Party. If the Indemnified Party so assumes the Third Party Defense of any Proceeding, the Indemnified Party will not, without the Indemnifying Party’s prior written consent, settle, compromise or consent to the entering of any judgment in respect of which indemnity may be sought hereunder, which consent shall not be unreasonably withheld or delayed.

(c) Notwithstanding Section 9.2(b) to the contrary, if (i) the Indemnifying Party denies its obligation to indemnify any Indemnified Party hereunder against any Losses that may result from a Third Party Claim or (ii) a Third Party Claim involves criminal allegations, then the Indemnified Party will be entitled to assume the Third Party Defense upon delivery of notice to such effect to the Indemnifying Party at the expense of the Indemnifying Party; provided, that the Indemnifying Party shall have the right to participate in the Third Party Defense at its own expense, but the Indemnified Party shall control the investigation and defense thereof. If the Indemnified Party so assumes the Third Party Defense of any Proceeding, the Indemnified Party will not, without the Indemnifying Party’s prior written consent, settle, compromise or consent to the entering of any judgment in respect of which indemnity may be sought hereunder, which consent shall not be unreasonably withheld or delayed.

(d) The parties hereto will act in good faith in responding to, defending against, settling or otherwise dealing with any Third Party Claims. The parties hereto will also reasonably cooperate in any such defense and give each other reasonable access to all people and information relevant thereto.

Section 9.3 Indemnification Procedures for Direct Claims. The Indemnified Party shall notify the Indemnifying Party in writing (a “Direct Claim Notice”) promptly of its discovery of any matter for which it is entitled to indemnification hereunder that does not involve a Third Party Claim (a “Direct Claim”), such notice to contain the information set forth in the following sentence. The Direct Claim Notice shall specify in reasonable detail the amount of the Loss, if known, and contain a reference to the provision(s) of this Agreement in respect of which such right of indemnification is claimed or arises. Failure to provide a Direct Claim Notice shall not release the Indemnifying Party from any obligations hereunder except to the extent such Indemnifying Party is materially prejudiced by such failure and shall not relieve such Indemnifying Party from obligations it may otherwise have under this Article IX. If the Indemnifying Party does not notify the Indemnified Party that it disputes such claim within 30 days following receipt of the Direct Claim Notice, the claim specified therein shall be deemed a Liability of the Indemnifying Party hereunder (subject to the limitations set forth in this Article IX, as applicable). The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access, during normal business hours and upon reasonable advance notice, to and copies of information, records and documents relating to such matters, providing access, during normal business hours and upon reasonable advance notice, to employees to assist in the investigation, defense and resolution of such matters.

Section 9.4 Calculation of Indemnity Payments.

(a) The Indemnified Party agrees to use its commercially reasonable efforts to pursue and collect on any recovery that is reasonably available under any insurance policies; provided that the Indemnified Party shall not be required to instigate litigation or other dispute resolution. The amount of Losses payable under this Article IX by the Indemnifying Party in respect of a Third Party Claim or Direct Claim shall be reduced by any and all amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor in respect of the Losses to which such Third Party Claim or Direct Claim relates. If the Indemnified Party receives any amounts under applicable insurance policies or from any other Person alleged to be responsible for any Losses in respect of a Third Party Claim or Direct Claim, subsequent to an indemnification payment by the Indemnifying Party in respect of a Third Party Claim or Direct Claim, then such Indemnified Party shall promptly pay to the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount (including any premium increases reasonably and in good faith related to such claim).

(b) The amount of Losses incurred by an Indemnified Party shall be reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified amount, less any reasonable and documented costs and expenses incurred directly in connection with the realization of such benefits.

(c) In the case of any representation or warranty that is limited by the word “Material Adverse Effect,” “material” or by any similar term or limitation, the failure of such representation or warranty, as the case may be, and the amount of Losses subject to indemnification hereunder shall be determined as if the word “Material Adverse Effect,” “material” or any similar term or limitation were not included therein.

Section 9.5 Waiver. Neither of Sellers nor Holdings shall make any claim for indemnification hereunder against any of the Companies of their Subsidiaries or Joint Ventures by reason of the fact that either Seller or Holdings was a shareholder of such Company or Subsidiary or Joint Venture with respect to any claim brought by any of the Buyer Indemnified Parties against either Seller or Holdings and each Seller and Holdings each hereby acknowledges and agrees that it shall have no claims or right to contribution or indemnity from any of the Companies or any Subsidiary or Joint Venture thereof with respect to any amounts paid by Sellers or Holdings pursuant to this Article IX.

Section 9.6 Acknowledgement. Each Seller hereby acknowledges and agrees that such Seller’s representations and warranties set forth in this Agreement are a material inducement for the Buyer to enter into this Agreement and that an essential part of the consideration being paid by Buyer hereunder is in exchange for the purchase of each Seller’s promise as to the truth of the representations and warranties set forth in Articles III and IV and that the closing of the transactions contemplated hereby will not constitute a waiver of any rights or defenses granted under this Article IX.

Section 9.7 Exclusive Remedy. Except for (a) actions seeking specific performance of this Agreement, (b) such equitable remedies as may be available to enforce the provisions of Section 6.4 (Non-Compete; Non-Solicit), Section 6.5 (Use of Names), Section 6.8 (Confidential Information; Access to Information) and Section 6.9 (Guarantees) of this Agreement, (c) claims against a party that such party has committed fraud, and (d) indemnity claims pursuant to the Indemnification Agreement (which Indemnification Agreement the Buyer Indemnified Parties acknowledge shall be the sole right and exclusive remedy of the Buyer Indemnified Parties against Sellers and Holdings with respect to any matters arising from the BP Deepwater Horizon Matter), each party understands and agrees that resort to the indemnity pursuant to this Article IX shall constitute its sole right and exclusive remedy against the other party with respect to any matters arising from this Agreement or the transactions contemplated thereby.

Section 9.8 Adjustment to Purchase Price. Sellers and Buyer agree to treat all payments made by Sellers for the benefit of Buyer or payments made by Buyer for the benefit of Sellers under all of the indemnification provisions of this Agreement as adjustments to the Purchase Price for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise.

ARTICLE X
TERMINATION

Section 10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) By the written agreement of Buyer and SEACOR Environmental Services;

(b) By SEACOR Environmental Services, on the one hand, or Buyer, on the other hand, by written notice to the other party at any time after 5:00 p.m. New York City time on the End Date, if the transactions contemplated hereby shall not have been consummated pursuant hereto, unless such date is extended by the mutual written consent of SEACOR Environmental Services and Buyer; provided that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any party whose material breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of the failure of the transactions contemplated hereby to be consummated by the End Date;

(c) By either Buyer, on the one hand, or SEACOR Environmental Services, on the other hand, by written notice to the other party if:

(i) the other party has (and the terminating party shall not have) breached or failed to perform and comply with any representation, warranty, agreement, or covenant set forth in this Agreement, such that the conditions set forth in Sections 7.1(a) and 7.1(b), in the event of a termination by Buyer, or Section 7.2(a), in the event of a termination by SEACOR Environmental Services, would not be satisfied as of the time of such breach or failure (testing each such condition as it pertains to such breach or failure as if the date of termination were the Closing Date), and such breach or failure shall not have been cured prior to the earlier of the End Date and the date that is within 30 days following written notice of such failure; or

(ii) any event shall occur after the date hereof that shall have made it impossible to satisfy a condition precedent to the terminating party’s obligations to consummate the transactions contemplated by this Agreement, unless the occurrence of such event shall be due to the failure of the terminating party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such party prior to the Closing.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 10.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party hereto, or any of its directors, officers, partners, members, representatives, stockholders or Affiliates, except as provided in Sections 6.8, 6.13, this 10.2 and 11.1 and except that nothing herein will relieve any party from Liability for any breach of any representation or failure to perform any covenant set forth in this Agreement prior to such termination. If the transactions contemplated by this Agreement are terminated as provided herein, all Confidential Information received by Buyer with respect to Sellers and Sellers’ Affiliates shall be treated in accordance with the Confidentiality Agreement which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE XI
GENERAL PROVISIONS

Section 11.1 Expenses.

(a) Except as specifically set forth in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, including, without limitation, all professional fees and related expenses for services rendered by counsel, actuaries, auditors, accountants, investment bankers, experts, consultants and other advisors.

(b) Notwithstanding the foregoing in Section 11.1(a), SEACOR Environmental Services shall be solely responsible for any Transaction Related Expenses and any Transaction Related Expenses that are not paid by Sellers or the Companies or their Subsidiaries or Joint Ventures at or before the Closing shall promptly be paid by SEACOR Environmental Services after the Closing, except to the extent that such expenses reduce Final Working Capital (in which event, such expense shall promptly be paid by Buyer).

Section 11.2 Further Actions. Each party shall execute and deliver such certificates and other documents and take such other actions as may reasonably be requested by the other party in order to consummate or implement the transactions contemplated hereby.

Section 11.3 Post-Closing Access. Buyer shall, upon the request and at the expense of SEACOR Environmental Services, permit SEACOR Environmental Services and its representatives reasonable access at all reasonable times, during normal business hours and upon reasonable advance notice, to the books and records of each Company and its Subsidiaries for accounting and Tax matters and in connection with any Proceeding, and Buyer shall execute (and shall cause each Company and its Subsidiaries to execute) such documents as SEACOR Environmental Services may reasonably request to enable SEACOR Environmental Services to file any required reports or tax returns relating to each Company or any of its Subsidiaries relating to a pre-Closing period. Buyer shall not dispose of such books and records during the seven-year period beginning with the Closing without SEACOR Environmental Services’ consent, which shall not be unreasonably withheld, conditioned or delayed. Following the expiration of such seven-year period, Buyer may dispose of such books and records at any time.

Section 11.4 Certain Limitations. It is the explicit intent and understanding of each of the parties that no party or any of its Affiliates, representatives or agents is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in Articles III, IV and V and no party is relying on any statement, representation or warranty, oral or written, express or implied, made by another party or such other party’s Affiliates, representatives or agents, including, without limitation, any statements set forth in any confidential information memorandum, the data room or the management presentations made available to Buyer, except for the representations and warranties set forth in such articles. EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE PARTIES EXPRESSLY DISCLAIM ANY IMPLIED WARRANTY OR REPRESENTATION AS TO CONDITION, MERCHANTABILITY OR SUITABILITY AS TO ANY OF THE ASSETS OF THE BUSINESS. The parties agree that this is an arm’s-length transaction in which the parties’ undertakings and obligations are limited to the performance of their obligations under this Agreement. Buyer acknowledges that (a) it is a sophisticated investor, (b) it has undertaken a full investigation of the businesses of the Companies and their Subsidiaries and has been provided adequate information and access for such purpose, (c) it has relied solely on such investigation and the representations and warranties contained in Articles III and IV in making its decision to enter into this Agreement and the consummation of the transactions contemplated herein, (d) it has only a contractual relationship with Sellers, based solely on the terms of this Agreement and (e) there is no special relationship of trust or reliance between Buyer and Sellers.

Section 11.5 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally (with written confirmation of receipt), (b) mailed, certified or registered mail with postage prepaid (receipt requested), (c) sent by next-day or overnight mail or delivery, or (d) sent by facsimile (with confirmation of transmission) or e-mail, addressed to the respective parties at the following addresses or numbers (or such other address or numbers for a party as shall be specified by like notice), as follows:

(i) if to Sellers or Holdings,

SEACOR Holdings Inc.
2200 Eller Drive
Fort Lauderdale, FL 33316
Fax: (954) 527-1772
Telephone: (954) 627-5206
Email: probinson@ckor.com
Attention: Paul L. Robinson

with a copy to (which shall not constitute notice):

Milbank, Tweed, Hadley & McCloy, LLP
One Chase Manhattan Plaza
New York, New York 10005
Fax: (212) 822-5003
Email: dzeltner@milbank.com
Telephone: (212) 530-5003
Attention: David E. Zeltner

(ii) if to Buyer

c/o J.F. Lehman & Company
450 Park Avenue
New York, NY 10022
Fax: (212) 634-1162
Telephone: (212) 634-0100
Email: cah@jflpartners.com and dlr@jflpartners.com
Attention: C. Alexander Harman and David L. Rattner

with a copy to (which shall not constitute notice):

Jones Day
21 Tudor Street
London EC4Y OOJ
Fax: +44 (0) 20 7039 5999
Email: gpelliott@jonesday.com and virani@jonesday.com
Attention: Giles Elliott and Vica Irani

and

Jones Day
2727 North Harwood St.
Dallas, Texas 75201
Fax: (214) 969-5100
Telephone: (214) 969-3701
Email: ebova@jonesday.com
Attention: Emil Bova

or, in each case, at such other address as may be specified in writing to the other parties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (a) if by personal delivery on the day after such delivery, (b) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (c) if by next-day or overnight mail or delivery, on the day delivered, or (d) if by facsimile or email and if sent during normal business hours of the recipient, that Business Day, and if not, then the next Business Day if sent after normal business hours of the recipient.

Section 11.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

Section 11.7 Assignment, Successors. This Agreement shall not be assignable by any party hereto without the prior written consent of all of the other parties and any attempt to assign this Agreement without such consent shall be void and of no effect; provided, however, that Buyer may, without such consent, (a) assign any of its rights pursuant to this Agreement to any Affiliate of Buyer or collaterally assign its rights hereunder to any of its Financing Sources, provided that Buyer shall continue to remain primarily liable for all of its obligations hereunder notwithstanding any such assignment, and (b) assign any of its rights pursuant to this Agreement (in whole or in part) to any subsequent purchaser of all or substantially all of the assets or equity (whether via merger, stock purchase or otherwise) of the Companies and their Subsidiaries. This Agreement shall inure to the benefit of, and be binding on and enforceable against, the successors and permitted assigns of the respective parties hereto. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer any right, remedy or claim under or by reason of this Agreement upon any Person other than (a) the parties and successors and assigns permitted by this Section 11.7, (b) a Company Indemnified Party under Section 6.1, (c) an Indemnified Party under Article IX, (d) Milbank and Jones Day under Section 11.18, and (e) the Financing Sources, who shall be express third party beneficiaries of Sections 11.7, 11.8, 11.14, 11.16, 11.17 and 11.19.

Section 11.8 Amendment, Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity. Notwithstanding anything in this Agreement to the contrary, Sections 11.7, 11.8, 11.14, 11.16, 11.17 and 11.19 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of such provisions) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of all the Financing Sources.

Section 11.9 Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules referred to herein or delivered hereunder) constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Further, prior drafts of this Agreement or any ancillary agreements hereto or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any ancillary agreements hereto shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties hereto; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

Section 11.10 Knowledge, Interpretation. For the purposes of this Agreement, the “knowledge” of Sellers or either of them shall be deemed to consist solely of the actual knowledge of those individuals listed in Schedule 11.10(a) obtained in the normal course of their respective duties as officers of either Seller or any Company or any Subsidiary thereof, after reasonable due inquiry of their direct reports. For the purposes of this Agreement, the “knowledge” of Buyer shall be deemed to consist solely of the actual knowledge of those individuals listed in Schedule 11.10(b) obtained in the normal course of their respective duties as officers of Buyer, after reasonable due inquiry of their direct reports. The disclosure of any matter in the Schedules hereto shall be deemed to be a disclosure to such other section or sections of this Agreement to which it is readily apparent on the face of such disclosure that it applies. No disclosure on the schedules shall be deemed to constitute an admission by Sellers, the Companies, their Subsidiaries or Buyer, or to otherwise imply, that any such matter is material for purposes of this Agreement.

Section 11.11 Severability. If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provisions in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

Section 11.12 Headings and Recitals. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement. The recitals set forth at the beginning of this Agreement are incorporated by reference in, and made a part of, this Agreement.

Section 11.13 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. The signature of any party hereto to any counterpart hereof shall be deemed a signature to, and may be appended to, any other counterpart hereof. In the event that any signature to this Agreement or any ancillary agreement is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. Once signed, this Agreement may be delivered by facsimile or “.pdf” format, and any reproduction of this Agreement made by reliable means (e.g., photocopy, facsimile or portable document format) is considered an original.

Section 11.14 Governing Law. This Agreement and the rights and duties of the parties hereto hereunder and any claims or causes of action (whether in contract, tort or otherwise) that arise out of or relate to the Financing Sources or the debt financing commitments shall be governed by and construed and interpreted in accordance with the Laws of the State of New York, without giving effect to its principles or rules of conflict of Laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the Laws of another jurisdiction.

Section 11.15 Enforcement of Agreement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that, in addition to any other applicable remedies at Law or in equity, the parties shall be entitled to an injunction or injunctions, without proof of damages, to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy available pursuant to this Section 11.15, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument in connection with or as a condition to obtaining any remedy available pursuant to this Section 11.15.

Section 11.16 Consent to Jurisdiction, etc.

(a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (including the Financing Sources or debt financing commitments) or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims or causes of action (whether in contract, tort or otherwise) in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Law, in such Federal court. Each of the parties hereto agrees that a final, non-appealable judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (including the Financing Sources or debt financing commitments) in any New York State or Federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c) Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in this Section 11.16. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 11.17 Waiver of Punitive and Other Damages and Jury Trial.

(a) EXCEPT TO THE EXTENT OTHERWISE SET FORTH HEREIN, THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER ANY INDIRECT, SPECIAL, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES RELATING TO THE BREACH OF THIS AGREEMENT, OR SIMILAR DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE FINANCING SOURCES OR DEBT FINANCING COMMITMENTS).

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE FINANCING SOURCES OR DEBT FINANCING COMMITMENTS).

(c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.17.

Section 11.18 Conflict of Interest.

(a) If Sellers so desire, and without the need for any consent or waiver by the Companies, their Subsidiaries or Buyer, Milbank shall be permitted to represent Sellers after the Closing in connection with any matter, including, without limitation, anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Milbank shall be permitted to represent Sellers, any of its agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Buyer, the Companies, any of their Subsidiaries or any of their agents or affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement. Upon and after the Closing, each Company and its Subsidiaries shall cease to have any attorney-client relationship with Milbank, unless Milbank is specifically engaged in writing by such Company or its Subsidiaries to represent such entity after the Closing and either such engagement involves no conflict of interest with respect to Sellers or Sellers consent in writing at the time to such engagement. Any such representation of the Companies or their Subsidiaries by Milbank after the Closing shall not affect the foregoing provisions hereof. For example, and not by way of limitation, even if Milbank is representing a Company or any of its Subsidiaries after the Closing, Milbank shall be permitted simultaneously to represent Sellers in any matter, including any disagreement or dispute relating thereto. Furthermore, Milbank shall be permitted to withdraw from any representation of a Company or its Subsidiaries in order to be able to represent or continue so representing Sellers, even if such withdrawal causes such Company, any of its Subsidiaries or Buyer additional legal expense, delay or other prejudice.

(b) If Buyer so desires, and without the need for any consent or waiver by the Companies, their Subsidiaries or Sellers, Jones Day shall be permitted to represent Buyer, the Companies and any of their respective Subsidiaries after the Closing in connection with any matter, including, without limitation, anything related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Jones Day shall be permitted to represent Buyer, any of its agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (“dispute” includes litigation, arbitration or other adversary proceeding) with Sellers, the Companies, any of their Subsidiaries or any of their agents or affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement.

Section 11.19 Financing Sources. Notwithstanding anything to the contrary in this Agreement or any agreement, certificate, instrument or other document executed and delivered in connection herewith, neither the Financing Sources nor their Affiliates nor their respective directors, officers, managers, employees, advisors and agents (collectively, the “Financing Sources Entities”) shall have any liability to the Sellers or any of their respective equity holders or Affiliates relating to or arising out of this Agreement, the Debt Commitment Letter, the related debt financing generally, or any other transaction contemplated hereby or thereby, whether at Law or equity, in contract or in tort or otherwise, and neither the Sellers or any of their respective equity holders or Affiliates shall have any rights or claims against any of the Financing Sources Entities under this Agreement, the Debt Commitment Letter, the related debt financing generally, or any other transaction contemplated hereby or thereby, whether at Law or equity, in contract or in tort or otherwise.

[signature page follows]IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

NRC US HOLDING COMPANY, LLC
By:	/s/ C. Alexander Harman

Name: Title:	C. Alexander Harman President

SEACOR ENVIRONMENTAL SERVICES INC.
By: /s/ Eric Fabrikant
Name: Eric Fabrikant
Title: President

SEACOR RESPONSE, INC.
By: /s/ Eric Fabrikant
Name: Eric Fabrikant
Title: President
SEACOR HOLDINGS INC. } By: /s/ Richard J. Ryan } Name: Richard J. Ryan Title: Senior Vice President and CFO SEACOR HOLDINGS INC.

By:	/s/ Richard J. Ryan
Name:	Richard J. Ryan
Title:	Senior Vice President and CFO